As filed with the Securities and Exchange Commission on August 6, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Panther Expedited Services, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4731	20-2825225
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4940 Panther Parkway

Seville, Ohio 44273

(330) 769-5830

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Andrew C. Clarke

President and Chief Executive Officer

Panther Expedited Services, Inc.

4940 Panther Parkway

Seville, Ohio 44273

(330) 769-5869

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Mark A. Scudder, Esq. Scudder Law Firm, P.C., L.L.O 411 South 13th Street, Suite 200 Lincoln, Nebraska 68508 (402) 435-3223	Andrew Keller, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	$100,000,000.00	$7,130.00

1.	Includes shares to be sold upon exercise of the underwriters’ option. See “Underwriting.”

2.	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

3.	Pursuant to Rule 457(p) under the Securities Act, the registration fee of $7,130.00 that would otherwise be payable under Rule 457 is hereby offset against the Registrant’s registration fee of $26,750.00 paid to the SEC in advance of a previously filed Registration Statement on Form S-1 (Registration No. 333-134704) on June 2, 2006 in relation to shares of common stock that were then supposed to be registered thereunder. Subsequently, it was determined not to register the offer and sale of these shares and these shares were never sold. Accordingly, no registration fee is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated             , 2010

Preliminary Prospectus

             shares

Panther Expedited Services, Inc.

Common stock

This is an initial public offering of shares of our common stock. The estimated initial public offering price is between $             and $             per share.

We intend to apply to list our common stock for trading on the              under the symbol “PTHR.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of              days to purchase from us up to              additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions. The selling stockholders are not offering any shares other than those contemplated by the overallotment option, and we will not receive any of the proceeds from any sale of the shares of common stock by the selling stockholders pursuant to that option.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on             .

Joint book-running managers

J.P. Morgan		Goldman, Sachs & Co.

Lead-managers

UBS Investment Bank		BB&T Capital Markets

Co-manager

WR Securities

                    , 2010

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

i

Until                     , (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Market data

This prospectus contains market data related to our business and industry and forecasts that we obtained from industry publications and surveys and our internal sources. SJ Consulting Group, Inc., or SJ Consulting, was our primary independent source of industry and market data, whom we hired to provide analysis of our industry. Some data and other information also are based on our good faith estimates, which are derived from our review of internal surveys and independent sources. The market and industry data contained in this prospectus have been included herein with the permission of the authors, as necessary.

Although we believe that all industry publications and reports cited herein are reliable, neither we nor the underwriters have independently verified the data. Our internal data and estimates are based upon information obtained from our customers, suppliers, trade and business organizations, contacts in the industry in which we operate, and management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by independent sources.

Glossary of key terms

“Average shipments per business day” means the total number of shipments during the relevant period divided by the total number of business days in the period.

“Average number of employees” means our total number of employees at the end of each month during the relevant period divided by the number of months in such period.

“Average revenue per shipment” means our total revenues in the referenced period divided by the total number of shipments for which revenues were recognized over the same period.

“CSA 2010” means the Federal Motor Carrier Safety Administration’s new Comprehensive Safety Analysis 2010 program that ranks both fleets and individual drivers on seven categories of safety-related data. CSA 2010 will eventually replace the current Safety Status Measurement System used by the Federal Motor Carrier Safety Administration.

“C-TPAT” means the Customs-Trade Partnership Against Terrorism, a program designed to improve cross-border security between the United States and Canada and the United States and Mexico. Carrier members of the C-TPAT are entitled to shorter border delays and other priorities over non-member carriers.

“Cartage company” is a local carrier that provides pick-up and delivery services as well as relatively short-haul freight transportation services at the origin and destination of shipments.

“DOT” means Department of Transportation or the U.S. government department responsible for establishing the nation’s overall transportation policy.

“EDI” or “Electronic Data Interchange” is a structured transmission of data between organizations by electronic means.

“Expedited carrier” means a carrier specializing in the safe delivery of time-sensitive freight, involving pick-up and delivery of freight within narrow time windows.

“Federal Aviation Administration” is an agency of the United States Department of Transportation with the authority to regulate and oversee all aspects of civil aviation in the U.S.

“Federal Motor Carrier Safety Administration” or “FMCSA” was established within the Department of Transportation on January 1, 2000 with the mission to ensure safety in motor carrier operations and to prevent commercial motor vehicle-related fatalities and injuries.

“FMC” means the U.S. Federal Maritime Commission, which is responsible for the regulation of ocean-borne transportation in the foreign commerce of the United States.

“Freight forwarder” is a person or company that organizes air and ocean and shipments for shippers. An air freight forwarder provides pick-up and delivery service, consolidates shipments into larger units, prepares bills of lading in its own capacity and tenders shipments to the airlines on behalf of its customers. Air freight forwarders do not generally operate their own aircraft. Because the air freight forwarder tenders the shipment, the airlines consider the forwarder to be the actual shipper. An ocean freight forwarder dispatches shipments from the United States via carriers and books or otherwise arranges space for those shipments on behalf of shippers. Ocean freight forwarders also prepare and process the documentation and perform related activities pertaining to those shipments. A specialized subset of ocean freight forwarders are companies registered as a non-vessel operating common carriers or “NVOCCs.” An NVOCC is a common carrier that holds itself out to the public to provide ocean transportation, issues its own bills of lading or equivalent documents, but does not operate the vessels by which ocean transportation is provided. An NVOCC is the shipper party in relation to the involved ocean common carrier.

“Geofencing” means routing a shipment across a mandatory, defined route with satellite monitoring and automated alerts concerning any deviation from the route.

“Gross profit percentage” means our revenues, minus purchased transportation costs, divided by revenues over the referenced period and is used as an indicator of our success in managing transportation costs and our margin available to cover all of our other costs.

“Ground expedite” is the segment of the freight transportation market that provides time-sensitive transportation of freight.

“Hazardous material” means a substance or combination thereof which, because of its quantity, concentration, physical or chemical characteristics, may cause or pose a substantial hazard to human health or the environment when improperly packaged, stored, transported or otherwise managed.

“Indirect air carrier” means any person or entity within the United States not in possession of a Federal Aviation Administration air carrier operating certificate, that undertakes to engage indirectly in air transportation of property and uses for all or any part of such transportation the services of a passenger air carrier.

“Lean supply chain” means an operational strategy oriented toward delivering the shortest possible cycle time by eliminating waste and reducing incidental work, characterized by just-in-time materials and inventory, short cycle times and sequential workflows.

“Loaded mile” means a mile that is driven for a customer, for which we are compensated.

“Logistics” involves the integration of information, transportation, inventory, warehousing, material handling and packaging and, as needed, security. Logistics is a channel of the customer’s supply chain that adds value of time and place utility.

“Owner operator” means an independent contractor who has been contracted by us to supply one or more tractors and drivers for our use. Owner operators are generally compensated on a per-mile basis and must pay their own operating expenses, such as fuel, maintenance and driver costs and must meet our specified safety standards.

“Premium freight logistics” means arranging the door-to-door transportation of freight requiring specialized services, whether because of time critical requirements, special handling requirements, high value freight, the need for special permits, the complexity of the movement of the shipment, the need to access multiple modes of transportation, or otherwise.

“Third-party carrier network” means the carriers we use to handle loads not transported by our owner operators and includes cartage agents, smaller expedited carriers, air freight carriers, and ocean shipping lines.

“Third-party logistics provider” or “3PL” means a third party provider that specializes in integrated operations, warehousing and transportation services that can be scaled and customized to a customer’s needs based on market conditions and the demands and delivery service requirements for the customers.

“Truckload brokerage” means the customer shipments for which we contract with third-party truckload carriers to haul traditional non-premium freight at the request of the customer.

“Truckload carrier” means a carrier that generally dedicates an entire trailer to one customer from origin to destination.

“TSA” means the U.S. Transportation Security Administration, which was created in the wake of September 11, 2001, to strengthen the security of the U.S. transportation system.

“XML” or “Extensible Markup Language” is a set of rules for encoding documents in machine-readible form. It is defined in the XML 1.0 Specification produced by the W3C, and several other related specifications, all gratis open standards.

v

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should read the entire prospectus carefully before making an investment decision, especially the information presented under the heading “Risk factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “we,” “Panther,” the “Company” and similar designations refer to Panther Expedited Services, Inc., and its subsidiaries.

Our company

We are North America’s largest independent expedited transportation provider with an expanding platform in premium freight logistics. We offer single-source ground, air and ocean shipping solutions for time-sensitive, high-value and service-critical freight, with on-demand pick up and delivery to and from anywhere in the world. Our diversified, non-asset based transportation network consists of approximately 1,075 exclusive-use owner-operator vehicles, over 1,600 third-party ground carriers that provide additional North American capacity and over 500 air and ocean cargo carriers that provide global reach. During the twelve months ended June 30, 2010, we handled shipments for over 10,000 customers. We operate throughout nearly all segments of the supply chain for customers in diverse industries. In addition, many of the largest transportation and third-party logistics companies in the world turn to us for transportation solutions they cannot provide for customers on their own. Our proprietary, integrated and scalable information technology platform is a key component of our business. It enables our customers to better manage their supply chain performance and expenses by optimizing cost and service decisions. It also allows us to deliver superior customer service, operate more efficiently, and offer our owner operators enhanced productivity. Our non-asset based business model allows us to expand organically without the capital investments required by our asset-based competitors. This creates the opportunity to generate significant cash flows and to react quickly based on business opportunities and challenges. For the six months ended June 30, 2010, we generated revenues of $95.0 million, an increase of 43.1% from the first six months of 2009.

Our objective is to grow our revenues and profitability substantially. Since 2006, we have undertaken a number of initiatives to utilize our historical core strength in expedited ground freight as a platform to grow an expanded array of premium freight logistics offerings. Our initiatives include hiring Andrew C. Clarke as President to guide our growth, expanding our industry vertical markets to broaden our customer base and geographic footprint, acquiring our customer-facing shipping quote optimization engine, acquiring a West Coast growth platform in freight forwarding and intensifying the marketing of our air freight, ocean and other services. We believe these initiatives have been highly successful, contributing to the following progress between 2006 and the first six months of 2010:

Strategic goal	2006(1)	2010(1)

Build comprehensive suite of services	92% U.S. ground expedited 8% Elite Services	66% North American ground expedited 16% Elite Services 14% air and ocean freight 4% all other

Diversify customer base	53% automotive 21% 3PL 21% manufacturing 5% government, life science, high value	35% 3PL, excluding automotive 26% automotive, including auto 3PL 21% manufacturing 18% government, life science, high value

Enhance technology platform	Real-time track and trace Web-based transactions	Real-time track and trace Web-based transactions One CallSM Solution Network optimization Geofencing EDI and XML integration

Embed in customers’ supply chains	Top ten customers average 1.9 services	Top ten customers average 3.0 services

Expand addressable market	Primarily U.S. expedited transportation	Expedited transportation Premium freight logistics Freight forwarding Total addressable market	$3.0 billion $22.7 billion $4.6 billion (domestic) $176.0 billion (global) $206.3 billion

(1)	Percentage amounts based on revenue. Information reflects 2005 as the base year. 2010 numbers are through the first six months of 2010 with the exception of the addressable market sizes, which are based on 2009 estimates by SJ Consulting.

As a public company with a strengthened balance sheet, we expect to expand our North American owner-operator fleet, hire experienced freight forwarding sales personnel in targeted gateway cities and pursue selected acquisitions. We believe that the ongoing execution of our strategic plan will help us embed our services as an essential component of our customers’ supply chains, cross-sell solutions and achieve substantial growth.

We have a strong and expanding transportation and logistics network. From our base in owner-operator expedited ground transportation, we have expanded our network to include third-party carriers, air and ocean freight forwarders, and cartage companies. For the six months ended June 30, 2010, we derived approximately 66% of our revenues from North American expedited ground transportation. The balance of our revenues were generated from our growing domestic and international air and ocean freight services, our Elite Services, which involve highly specialized solutions and customized handling for customers with special needs, and truckload brokerage services. We provide our North American ground services through exclusive-use owner operators of straight trucks, tractor-trailers and cargo vans, supplemented with capacity from approximately 1,600 third-party carriers. The owner operators are exclusively contracted to us, while the third-party carriers operate independently and are allocated shipments when our network optimization technology dictates or we require additional capacity. In the first six months of 2010, owner operators generally handled between 70% and 90% of our weekly ground freight volume, with third-party carriers handling the balance and affording us flexible capacity to serve customers. We believe our position as North America’s largest independent expedited transportation provider with an expanding platform in premium freight logistics, and a growing freight forwarding offering creates a sustainable competitive advantage relative to our peers.

Our competitive strengths

We believe our competitive strengths collectively afford us advantages against non-asset based competitors that lack our exclusive owner-operator capacity as well as asset-based and fixed network providers that lack our flexibility. We believe our competitive strengths include the following:

Leader in single-source premium freight logistics.

Our non-asset based network offers customers thousands of customized, global shipment alternatives without the constraints of either a fixed-asset or fixed-schedule network or limited geography. This affords us greater ability to offer to customers multiple solutions to optimize their shipping dollar with service and cost certainty. In addition, our North American ground franchise and owner-operator capacity provide a strong foundation for cross-selling our growing suite of services.

Proprietary IT platform.

We have made significant investments in technology and believe our proprietary, integrated and scalable information technology platform affords us competitive advantages in marketing, customer service and operations. The platform combines leading technology with local knowledge of shipping schedules and capacity providers to enable us to quickly accept customer orders, manage network density, and optimize our network. We offer customers a fully automated, web-based fulfillment process supported by a specialized staff that is focused on maintaining high levels of service and managing complex customer requirements. Our One CallSM Solution evaluates over 200,000 multi-modal shipping alternatives and presents the customer with the best shipment options based on time, service level and pricing priorities. Our owner-operator fleet is equipped with Qualcomm and other on-board technologies to provide real-time tracking, security and data integrity services to our customers. For our customers with high-value, high-risk shipments, we offer cutting-edge technologies such as geofencing to provide an added layer of security and the ability to monitor shipments in accordance with a defined virtual geographic route. For our owner operators, our web-based network optimization software helps position them for productivity and success by statistically predicting future demand levels. We believe that these applications strengthen our relationships with our customers and owner operators and enhance our productivity.

Non-asset based business model promotes scalable operations.

Our non-asset based business model provides us with significant flexibility to expand without making large capital investments. We obtain 100% of our network capacity from owner operators, third-party ground carriers, air freight carriers, ocean shipping lines and other transportation asset providers. These providers supply assets such as trucks, container ships and aircraft and bear virtually all transportation-related expenses in exchange for a specified payment per shipment or per mile. Our model capitalizes on the incentives that owner operators and third-party providers have as business owners to operate reliably, safely and productively. In each of the past three years, our capital expenditures (excluding acquisitions) have been approximately one percent of revenues.

Industry vertical focus.

We employ industry experts in key vertical markets where specialized knowledge, experience and relationships can help solve our customers’ most pressing transportation challenges. Each industry expert has sales and marketing responsibility over markets such as automotive and heavy truck, diversified manufacturing, pharmaceutical and life science, government and defense, high value products, and 3PL. In the premium freight logistics market, where every shipment is critical, we believe our industry experts’ knowledge of our customers’ businesses provides a competitive advantage. For example, we are able to offer secret clearance and specialized equipment for Department of Defense shipments, customized cold-chain solutions that comply with Food and Drug Administration protocols for pharmaceuticals and hazmat and chain of custody assurance for the pharmaceuticals industry. We believe few competitors offer the same level of expertise, specifically tailored for industry and customer requirements.

Comprehensive premium package that is difficult to replicate.

Unlike the general freight transportation market, we believe the premium freight logistics market has time and cost hurdles confronting competitors that seek to establish a single-source solution. First, stringent service requirements, which include 24 hours a day, 7 days a week, 365 days a year availability, on-demand pick up and delivery within narrow time windows and a high level of customized service, make it difficult for carriers with asset-intensive, owned networks or a primary focus on traditional freight transportation to provide the type of flexibility and service required by our customers in the premium freight logistics market. Second, our extensive network of North American and global ground, air and ocean carriers would be difficult to replicate without considerable investments in time, relationships and technology. Third, a competitive technology platform would require significant capital investments, resources and time to develop and deploy. Fourth, obtaining a full suite of certifications as a motor carrier, broker, freight forwarder, non-vessel operating common carrier and indirect air carrier, as well as clearance for C-TPAT, Department of Defense and other security agencies, requires time and expertise.

Our growth strategy

We believe that our business model has positioned us well for continued growth and profitability, which we intend to pursue through the following initiatives:

Broader penetration of existing accounts.

Our comprehensive suite of services positions us to expand our share of transportation expenditures of existing accounts through cross-selling opportunities. Since 2006, our account penetration has expanded to 3.0 services per top ten customer (by revenue) from 1.9 services. In the first six months of 2010, over 1,000 customers used more than one service. In the first six months of 2010, nine of our top ten customers utilized our air and ocean freight forwarding offerings, which we introduced in 2007. Customers that use multiple services are more profitable and more frequent users. We will continue to mine our database of 10,000 current and 30,000 historical customers to supply leads to our sales force and commit our North American capacity to large customers based on a total relationship approach.

Expand customer base within targeted industries.

We are leveraging our expertise and anchor relationships in target industries to gain additional customers in those industries. Since 2006, we have expanded our operations to cover six targeted industries and hired experts to oversee our operations in these industries. Our industry experts have developed detailed operating protocols that can be adapted readily to specific customer requirements and have specific sales goals for their markets. In addition, our industry experts have deep knowledge of each facet of the customer experience from shipment booking through planning, tracking and delivery. We believe our industry experts provide a significant competitive advantage in many of the targeted industries that demand highly specialized transportation solutions.

Expand our North American network.

We are expanding our North American network by actively recruiting owner operators and third-party carriers.

•

Owner operators.    Our exclusive owner-operator capacity is a competitive advantage, and we are actively seeking to expand our owner-operator fleet. We seek to offer our owner operators a more attractive package than our competitors. We also offer technology that provides our owner operators visibility of all shipments in our system as well as “hot spots” where they can reposition their vehicles to quickly pick up the next load. In addition, we are highly focused on our owner operators’ quality of life concerns and maintain good relations with our owner operators. We also have identified attributes of successful fleet operators and are actively recruiting small business owners to invest in additional fleets. Based on recent business volumes, we are encouraging our fleet operators to expand their fleets so they, and we, can capitalize on the improving freight environment.

•

Third party carrier network.    Our third-party carrier network allows us to grow independent of the size of our owner-operator fleet. Since 2006, we have expanded our third-party network to over 1,600 third-party ground carriers. Our flexible network of third party carriers allows us to capture significant revenue beyond what our exclusive owner operators can handle.

Grow international air and ocean freight forwarding.

Since 2008, we have developed an international capability by offering air and ocean freight forwarding services and see tremendous opportunity in this $176 billion global market. In the first six months of 2010 we handled shipments to or from 38 countries, and international shipments contributed 6.5% of our revenue. We are pursuing this market aggressively by soliciting North American customers for their international business as part of our single-source solution. We have targeted 10 international gateway cities in the United States where we are hiring experienced international sales people and investing in building our brand in these markets. Because our international business is non-asset based, the expansion cost is relatively small compared with asset-based network operators.

Pursue selected acquisitions.

Over the past five years we completed three acquisitions and successfully integrated their operations. These acquisitions expanded our owner-operator network, enhanced our air freight forwarding capabilities, provided a West Coast sales and operations footprint and brought us our network optimization software. We intend to continue to evaluate and pursue selected acquisitions with an emphasis on businesses that we expect to expand our geographic coverage, increase our network density, accelerate our expansion into new industry verticals, or expand our service capabilities.

Industry opportunity

The global freight transportation industry is highly fragmented and includes a broad range of transportation modes and service levels. Within this industry, Panther operates in three key growing markets, expedited transportation, premium freight logistics and freight forwarding. We have leveraged our extensive experience and strong track record in expedited services as well as our sophisticated technology platform to develop a comprehensive suite of solutions for premium freight logistics and to grow our capabilities and presence in the freight forwarding segment.

Expedited transportation services are used by clients for time-critical services and are characterized by very stringent pick-up and delivery windows, advanced technology and high levels of customer service. Examples of such time-critical requirements are just-in-time deliveries of spare parts and components to manufacturers, specific delivery windows for large retail chains with significant penalties for delayed deliveries, and special shipments of new electronic product releases for holiday shopping seasons. Expeditors typically provide 24 hours a day, 7 days a week and 365 days a year availability, on demand pick-up within 90 minutes of request and delivery within 15 minutes of customer-specified times, and real-time tracking and tracing. Service providers in the expedited market include pure expeditors that maintain a dedicated network for expedited shipments and larger carriers that offer expedited services as a part of a broader transportation offering. Due to the critical nature of the service provided and the added level of reliability, speed, visibility and personalized service, expedited freight services command significant price premiums over traditional, non-expedited modes of transportation. The expedited transportation market is estimated by SJ Consulting to be $3.0 billion in 2009 with a growth rate of 14.0% in 2010 and then returning to a more normalized annual growth rate of 7.1% for the years 2011 to 2014.

As supply chain requirements of shippers have expanded in recent years, we have seen the rapid growth of an expanded market that is not characterized solely by pick-up and delivery times. Premium freight logistics include door-to-door transportation of freight requiring specialized services, whether because of time critical requirements, special handling requirements, high value freight, special permit needs or any additional complexities that need customized solutions. While requirements vary from sector to sector, we believe there is an increasing demand for specialized services such as temperature controlled freight with Food and Drug Administration protocol compliant cold-chain solutions, advanced security solutions as well as shipment tracking and visibility, backed by highly personalized service and sophisticated technology.

Premium freight logistics providers compete primarily on the basis of speed, customization of service offering, technology and customer service. Depending on the complexity of the requirement, these are provided by a wide range of providers including some parcel companies and dedicated truckload carriers. The ability of service providers to charge a premium for time-critical and other specialized services has been positively impacted by a contracting supply base in ground transportation as several years of below average truck builds have reduced the supply of tractors in the industry. Additionally, we believe that the high rate of trucking bankruptcies during the recent economic downturn has helped to reduce the chronic oversupply of capacity in the industry over the last several years, which has led to more favorable pricing. The premium freight logistics market as defined by us corresponds to the premium freight transportation market as defined and estimated by SJ Consulting. SJ Consulting estimates that market to be $22.7 billion for 2009 with a growth rate of 10.0% for 2010 and then returning to a more normalized annual growth rate of 7.5% for the years 2011 to 2014.

Panther has been successful in expanding into the premium freight logistics market through our Elite Services offerings, which involve highly specialized solutions and customized handling for customers with special needs such as temperature-control and temperature-control protocol validation, government certifications, special security, heavy-weight and oversized shipments and emergency recoveries or distributions. This has enabled us to expand from automotive into other non-automotive, high growth industries such as government and defense, life sciences and pharmaceuticals and high value products.

The freight forwarding market is comprised of non-asset based transportation providers that arrange for multimodal transportation of heavyweight, non-local freight. The domestic freight forwarding market is estimated by SJ Consulting to be $4.6 billion with projected revenue for 2010 at $5.1 billion, with a growth rate of 10.0% for 2010 and returning to a more normalized growth rate of 4.8% for the years 2011 to 2014. The global freight forwarding market is estimated by SJ Consulting to be $176 billion in 2009 with a growth rate of 19.5% in 2010 and then returning to a more normalized annual growth rate of 10.3% for the years 2011 to 2014.

Panther’s developing capabilities in this market strongly position us to benefit from the growth trends in this large segment and to benefit from increased cross-selling opportunities to our clients.

Key trends

The expedited, premium freight logistics and freight forwarding segments are expected to benefit from a variety of trends including the following:

Increased outsourcing.    Companies are increasingly focused on core competencies and improved customer service that result in the need for third party expert solutions backed by advanced technology capabilities.

LEAN supply chains and low inventory levels.    Companies are continuing to advance their supply chains and to focus on just-in-time delivery. These companies also have a heightened desire to keep inventories and working capital low. As a result, they increasingly need and value efficient expedited solutions.

Complex supply chains.    The growing need for integrated supply chain solutions is driving the need for premium logistics experts that have the ability to offer enhanced real-time visibility, reduced supply chain disruptions and comprehensive customer service.

Shortened product cycles.    As product cycles change and the life cycle of products continue to contract, we believe that companies will continue to seek out premium providers with the ability to react quickly and efficiently to meet their needs as their supply chains change with their business models.

Continued globalization.    Companies with expanding global operations are confronted with increased regulatory and security requirements as well as production and distribution challenges, creating demand for sophisticated providers with the ability to manage these complexities.

Competition

Panther’s competitive landscape is highly fragmented. In the expedited services and premium freight logistics segments, quality of service, technological capabilities and industry expertise are critical differentiators. In particular, companies with advanced technological systems that offer optimized shipping solutions, real-time visibility of shipments, verification of chain of custody procedures and advanced security carry significant operational advantages and create enhanced customer value. In addition, we believe that as supply chains become more geographically complex and diverse, carriers that are able to offer broader geographic coverage stand to gain over other providers.

Risks related to our business

Investing in our common stock involves a high degree of risk, and our ability to successfully operate our business is subject to numerous risks, including those that generally are associated with our industry. You should carefully consider the risk and uncertainties summarized below, the risks described under “Risk factors,” the other information contained in this prospectus, and our consolidated financial statements and the related notes before you decide whether to purchase our common stock.

•

Our business is subject to general economic and business factors that are largely out of our control, such as recessionary economic cycles, changes in inventory levels, excess transportation capacity and downturns in customer business cycles, any of which could have a materially adverse effect on our operating results.

•	We operate in highly competitive and fragmented segments of our industry and the effects of that competition could adversely affect our profitability.

•	We have a history of net losses. We can make no assurances that we will achieve profitability, or if we do, we may not be able to sustain or increase profitability in the future.

•

Our owner operators are critical to the execution of our ground services. If we are unable to attract and retain the number of owner operators necessary to support our customers’ freight volumes, we may not be able to grow or maintain our revenues.

•	If we fail to develop, implement, maintain, upgrade, enhance and integrate our information technology systems, demand for our services could decrease and our business may be seriously harmed.

•	If we are unable to maintain the high level of service we provide to our customers, we may experience damage to our reputation and a resulting loss of business.

•

If we are unable to expand the number of our sales and customer service employees, or if a significant number of our sales and customer service employees leave us, our ability to increase our revenues could be negatively impacted.

•

We operate in a highly regulated industry and increased costs of compliance with, liability for violation of or changes in existing or future regulations could have a materially adverse effect on our business and profitability.

Our equity sponsor

Funds managed by Fenway Partners beneficially own, through a special purpose LLC, approximately 75.8% of our common stock and will be our largest stockholder upon consummation of this offering. For more information related to Fenway Partners’ ownership of us, its ability to elect our directors, and its transactions with us, see “Risk factors — Certain relationships and related party transactions” and “Principal and selling stockholders.”

Fenway Partners is a leading private equity investment firm based in New York, with funds under management of more than $1.6 billion. Founded in 1994, Fenway Partners provides active oversight and strategic guidance to improve the operating and financial performance of its portfolio companies. Fenway Partners’ focus is on building long-term value in partnership with management through direct investments in leading middle-market companies in two core industry segments, transportation/logistics and branded consumer products.

Panther

Panther Transportation, our predecessor and current subsidiary, began its operations in 1992. We were incorporated in Delaware on May 6, 2005 and became the parent company of Panther Transportation on June 10, 2005. We conduct all of our business through our subsidiaries. Our principal executive offices are located at 4940 Panther Parkway, Seville, Ohio 44273 and our telephone number is (330) 769-5830. We maintain an Internet website at www.pantherexpedite.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this prospectus.

The offering

Issuer	Panther Expedited Services, Inc.

Common stock offered by us	shares

Over-allotment option	The selling stockholders have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Common stock to be outstanding after this offering	shares

Offering price	We expect the offering price to be between $ and $ per share.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk factors” for a discussion of factors you should carefully consider before investing in our common stock.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (assuming an initial public offering price of $ per share, the midpoint of the filing range set forth on the cover of this prospectus and after deduction of underwriting discounts and estimated expenses payable by us). We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders pursuant to the underwriters’ over-allotment option.

We intend to use our net proceeds from this offering to repay a portion of the amounts outstanding under our existing senior secured credit facility (the “Existing Credit Facility”), redeem our 17% senior subordinated notes, repay a note payable to the sellers of Elite Logistics, LLC, pay a management agreement termination fee payable to Fenway Partners, LLC, to pay all or a portion of the dividends accumulated on our cumulative preferred stock and to use any remaining proceeds to repurchase all or some of our cumulative preferred stock. See “Use of proceeds.”

Dividend policy	We have no current plans to pay any cash dividends in the foreseeable future.

Proposed listing symbol	“PTHR”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares offered by this prospectus to our directors, officers, employees, business associates and related persons.

Contemporaneously with this offering, we intend to amend our certificate of incorporation to (1) increase the number of authorized shares of common stock to              shares, (2) effect a             -for-one stock split of our outstanding common stock, (3) to convert all outstanding shares of preferred stock that are not purchased with the proceeds of this offering to common stock on a             -for-one basis and (4) to convert any accumulated dividends on our cumulative preferred stock to common stock to the extent not paid with the proceeds of this offering. Following this offering and the amendment of the certificate of incorporation, we will only have shares of our common stock outstanding.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the underwriters’ option to purchase additional shares of common stock from the selling stockholders is not exercised; and

•	that the common stock to be sold in this offering is sold at $ , which is the midpoint of the range set forth on the cover of this prospectus.

Unless otherwise indicated, the number of shares of common stock to be outstanding after this offering:

•	gives effect to the proposed -for-one stock split of our common stock;

•	gives effect to the proposed conversion of the shares of preferred stock we do not redeem into shares of common stock at a -to-one conversion ratio;

•	assumes that $ of dividends accumulated on the cumulative preferred stock are paid in cash;

•	gives effect to the assumed exercise of all our outstanding warrants to purchase shares of our common stock;

•	includes shares of issued unvested common stock issued under our incentive compensation plans other than our Cash Incentive Plan;

•	includes shares of common stock to be issued under our Cash Incentive Plan in connection with the offering;

•	excludes shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $ per share; and

•	excludes shares of common stock available for additional grants under our incentive compensation plans.

The share amounts and per share dollar amounts included in the consolidated financial statements and the accompanying notes have also been adjusted to reflect for the above actions retroactively unless otherwise indicated.

Summary consolidated financial and other data

The following table sets forth our summary consolidated financial and other data for the periods and as of the dates indicated. The summary consolidated statement of operations data for the fiscal years ended December 31, 2006, 2007, 2008 and 2009 are derived from our audited consolidated financial statements with 2007 through 2009 being included elsewhere in this prospectus. The summary statement of operations data for the six months ended June 30, 2009 and 2010 and the summary consolidated balance sheet data for the six-month period ended June 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and in the opinion of management, include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the results of operations for these periods. The historical results presented below are not necessarily indicative of the results expected for any future period. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus and the information contained in “Use of proceeds,” “Capitalization,” “Selected consolidated financial data,” and “Management’s discussion and analysis of financial condition and results of operations.”

(in thousands, except per share data or as otherwise noted)	Year ended December 31,				Six months ended June 30,
	2006	2007	2008	2009	2009	2010

					(unaudited)
Consolidated statement of operations data:
Revenues	$170,363	$190,293	$189,961	$157,832	$66,397	$95,009
Operating expenses:
Purchased transportation	118,260	134,707	135,612	115,279	49,163	69,927
Personnel and related benefits	15,544	18,466	19,394	19,159	9,603	11,760
Insurance and claims	2,951	3,935	3,211	6,213	2,475	2,016
Depreciation	923	865	1,179	1,579	812	703
Amortization of intangibles(1)	7,674	7,840	7,827	8,077	4,038	4,038
Goodwill and intangibles impairment(2)	—	—	—	33,498	33,498	—
Other operating expenses	10,221	12,382	12,637	12,150	5,773	6,281

Total operating expenses	155,573	178,195	179,860	195,955	105,362	94,725

Operating income (loss)	14,790	12,098	10,101	(38,123)	(38,965)	284
Interest expense	12,449	11,344	12,730	14,003	6,461	7,984
Other expenses (income)	1,862	(141)	(319)	(71)	(31)	(32)

Income (loss) before taxes	479	895	(2,310)	(52,055)	(45,395)	(7,668)
Income tax provision (benefit)	101	815	(213)	(8,761)	(7,639)	(2,776)

Net income (loss)	$378	$80	$(2,097)	$(43,294)	$(37,756)	$(4,892)
Less undeclared cumulative preferred dividends(3)	$(3,300)	$(3,809)	$(4,370)	$(5,015)	$(2,421)	$(2,779)
Net income (loss) available to common stockholders	$(2,922)	$(3,729)	$(6,467)	$(48,309)	$(40,177)	$(7,671)
Average number of shares outstanding
Basic and diluted	3,026,550	3,046,343	3,061,136	3,107,210	3,105,570	3,108,822
Earnings (loss) per share available to common stockholders:
Basic and diluted income (loss) per share	$(0.97)	$(1.22)	$(2.11)	$(15.55)	$(12.94)	$(2.47)
Cash flow data:
Cash flow provided by operating activities	8,294	10,372	4,407	1,172	3,666	968
Cash flow used in investing activities	(9,580)	(7,743)	(6,638)	(778)	(406)	(787)
Cash flow (used in) provided by financing activities	1,323	(3,001)	2,760	(2,153)	(3,356)	(500)
Capital expenditures	438	1,634	2,301	953	479	932
Key performance indicators:
Average shipments per business day	743	868	757	687	600	737
Average revenue per shipment	$917	$871	$995	$911	$894	$1,031
Average number of employees	256	319	368	341	345	364
Gross profit percentage	30.6%	29.2%	28.6%	27.0%	26.0%	26.4%

Adjusted EBITDA(4)	23,783	25,139	23,052	8,812	1,163	6,270

	As of June 30, 2010
(in thousands)	Actual	As adjusted(5)

	(unaudited)

Consolidated balance sheet data:
Cash and cash equivalents	$120	$
Total assets	$162,146	$
Total debt	$113,894	$
Cumulative preferred stock	$21,385	$
Total stockholders’ equity	$11,920	$

(1)	We incur non-cash amortization related to the amortization of our finite-lived intangible assets. As a result of the acquisition of Panther, a portion of the purchase price was allocated to our intangible assets based upon their fair market values. The finite-lived intangible assets, which include our proprietary information systems platform and our customer relationships, are being amortized using the straight-line method over estimated useful lives of seven years and eighteen years, respectively.

(2)	As a result of our testing of our goodwill and other indefinite lived intangibles in 2009, non-cash impairment charges were recorded reducing the carrying value of our goodwill and trade name by $28.1 million and $5.4 million, respectively. See “Management’s discussion and analysis of financial condition and results of operations.”

(3)	Our cumulative preferred stock ranks senior in right of payment to all other classes or series of our capital stock as to dividends, and upon liquidation, dissolution, or winding up of Panther. The holders of our cumulative preferred stock are entitled to receive, when, as and if declared by our Board of Directors, cumulative preferential dividends on each share of cumulative preferred stock at a rate of 14% per year of the liquidation preference of $1,000 on each share of stock. Dividends on our cumulative preferred stock accrue whether or not we have earnings or the dividends are declared. Upon any voluntary or involuntary liquidation, dissolution, or winding up of Panther, each holder is entitled to payment of an amount equal to the liquidation preference of $1,000 per share of our cumulative preferred stock plus accrued and unpaid dividends before any distribution is made to the holders of other securities, including the common stock.

In January 2006, we issued 2,239 additional shares of cumulative preferred stock for $2.4 million in a private placement to third-party investors and repurchased 44,015 shares of the outstanding cumulative preferred stock for $47.2 million, including $3.2 million of cumulative preferred stock dividends. In connection with our January 2006 refinancing, the dividend rate on our outstanding cumulative preferred stock increased from 12% to 14%.

In connection with this offering, all of the dividends accumulated on the outstanding cumulative preferred stock will be paid in cash or converted to common stock and all the outstanding cumulative preferred stock will be redeemed or converted to common stock. See “Use of proceeds.”

(4)	We use the term “Adjusted EBITDA” throughout this prospectus. Adjusted EBITDA, as we define this term, is not presented in accordance with GAAP. We use Adjusted EBITDA as a supplement to our GAAP results in evaluating certain aspects of our business, as described below.

We define Adjusted EBITDA as net income (loss) plus (1) interest expense (less interest income), (2) income tax provision (benefit), (3) depreciation of property and equipment, (4) amortization of intangibles, (5) goodwill and intangibles impairment, (6) management fees and Board of Director fees and expenses, (7) stock option expense and (8) other adjustments expense.

Our Board of Directors and executive management team focus on Adjusted EBITDA as a key measure of our performance, for business planning and for incentive compensation purposes. Adjusted EBITDA assists us in comparing our performance over various reporting periods on a consistent basis because it removes from our operating results the impact of items that, in our opinion, do not reflect our core operating performance. Our method of computing Adjusted EBITDA is the same as that used in our debt covenants under our Existing Credit Facility and also is routinely reviewed by management for that purpose. For a reconciliation of our Adjusted EBITDA to our net income (loss), the most directly related GAAP measure, please see the table below.

Our President and Chief Executive Officer, who is our chief operating decision-maker, and our compensation committee traditionally have used Adjusted EBITDA thresholds in setting performance goals for our senior management. We believe such performance goals provide an incentive to improve profitability and thereby increase long-term stockholder value.

The annual bonuses for executive management are based on Adjusted EBITDA. At the same time, some or all of these executives have responsibility for monitoring our financial results generally, including the items included as adjustments in calculating Adjusted EBITDA (subject ultimately to review by our Board of Directors in the context of the Board of Directors’ review of our quarterly financial statements). While many of the adjustments involve mathematical application of items reflected in our financial statements, others involve a degree of judgment and discretion. While we believe that all of these adjustments are appropriate and while the quarterly calculations are subject to review by our Board of Directors in the context of the Board of Directors’ review of our quarterly financial statements and certification by our Chief Financial Officer in a compliance certificate provided to the lenders under our Existing Credit Facility, this discretion may be viewed as an additional limitation on the use of Adjusted EBITDA as an analytical tool.

We believe our presentation of Adjusted EBITDA is useful because it provides investors and securities analysts the same information that we use internally for purposes of assessing our core operating performance.

Adjusted EBITDA is not a substitute for net income (loss) cash flows from operating activities, operating margin, or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as Adjusted EBITDA. Although we believe that Adjusted EBITDA can make an evaluation of our operating performance more consistent because it removes items that, in our opinion, do not reflect our core operations, other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the performance of those companies to our performance.

Because of these limitations, Adjusted EBITDA should not be considered a measure of the income generated by our business or discretionary cash available to us to invest in the growth of our business. Our management compensates for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA supplementally.

A reconciliation of GAAP net income (loss) to Adjusted EBITDA for each of the fiscal periods indicated is as follows:

(in thousands)	Year ended December 31,				Six months ended June 30,
	2006	2007	2008	2009	2009	2010

					(unaudited)
Net income (loss)	$378	$80	$(2,097)	$(43,294)	$(37,756)	$(4,892)
Plus interest expense	12,449	11,344	12,730	14,003	6,461	7,984
Plus taxes	101	815	(213)	(8,761)	(7,639)	(2,776)
Plus depreciation	923	865	1,179	1,579	812	703
Plus amortization of intangibles	7,674	7,840	7,827	8,077	4,038	4,038
Plus goodwill and intangibles impairment	—	—	—	33,498	33,498	—

EBITDA	21,526	20,944	19,426	5,102	(586)	5,057

Plus management fees and Board of Director fees and expenses	1,783	3,459	2,798	2,771	1,404	964
Plus stock option expense	474	736	828	429	345	249
Plus other adjustments(6)	—	—	—	510	—	—

Adjusted EBITDA	$23,783	$25,139	$23,052	$8,812	$1,163	$6,270

(5)	The balance sheet data as of June 30, 2010 is presented on an actual basis and on an as adjusted basis to give effect to the sale of shares of common stock by us in this offering at an assumed initial offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us, and the application of proceeds as described in “Use of proceeds.”

(6)	Sales adjustment reserve relating to a one-time reversal of revenues due to customer settlements.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information included in this prospectus, before deciding to invest in our common stock. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, they may materially harm our business, financial condition and results of operations. As a result, the trading price of our common stock could decline and you might lose part or all of your investment.

Risks related to our business and industry

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

Our business is dependent on a number of factors that may have a negative impact on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, such as:

•	recessionary economic cycles;

•	changes in our customers’ inventory levels and in the availability of funding for their working capital;

•	excess transportation capacity in comparison with shipping demand; and

•	downturns in our customers’ business cycles.

Further, the demand for expedited shipping correlates with the overall level of domestic spending in the United States, which in turn is influenced by factors such as inflation, consumers’ spending habits, employment rates and other macroeconomic factors over which we have no control. The risks associated with these factors are heightened when the U.S. and global economy are weakened. Some of the principal risks during such times are as follows:

•	we may experience low overall freight levels, which may impair our ability to grow, or which may reduce, our revenue;

•	certain of our customers may face credit issues and cash flow problems;

•	in an effort to cut costs, customers may change their outsourcing and shipping strategies and other providers may be selected;

•	reductions in inventories may reduce freight volumes and the need for our services; and

•	customers may bid out freight or select competitors that offer lower rates from among existing choices in an attempt to lower their costs and we might be forced to lower our rates or lose freight.

We also are subject to increases in costs that are outside of our control that could materially impact our revenues and profitability. Such cost increases include, but are not limited to, interest rates, taxes, tolls, fuel, license and registration fees and healthcare and benefits costs for our employees.

In addition, events outside our control, such as strikes or other work stoppages at customer, port, border or other shipping locations or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to reduced economic demand, reduced availability of credit or temporary closing of shipping locations or U.S. borders. Such events or enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.

We operate in highly competitive and fragmented segments of our industry and our business may suffer if we are unable to adequately address factors adversely affecting our revenues and expenses relative to our competitors.

Competition within the freight industry is intense and the segments of the freight transportation industry in which we participate are highly competitive and very fragmented. Certain segments of the freight transportation industry historically have had few barriers to entry. Through our array of premium freight logistics services, we compete against other non-asset based logistics companies as well as asset-based carriers; freight forwarders that dispatch shipments via asset-based carriers; smaller expedited carriers; integrated transportation companies that operate their own aircraft; cargo sales agents and brokers; internal shipping departments at companies that have substantial transportation requirements; associations of shippers organized to consolidate their members’ shipments to obtain lower freight rates; and smaller niche service providers that provide services in a specific geographic market, industry segment or service area.

Numerous competitive factors could impair our ability to maintain or improve our current profitability. These factors include the following:

•

we may compete with other expedited, freight forwarding and logistics transportation providers of varying sizes and, to a lesser extent, standard transportation providers, some of which have access to larger fleets, broader coverage networks, a wider ranges of services and greater capital resources than we do;

•

the continuing trend toward consolidation in the freight transportation industry may create more large competitors with greater financial resources and other competitive advantages related to size with whom we may have difficulty competing;

•

many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth in the economy, which may limit our ability to maintain or increase freight rates or to maintain or expand our business or may require us to reduce our freight rates;

•

in recent years a number of shippers have reduced the number of carriers they use by selecting core carriers as approved service providers, and some of our customers may not select us as a core carrier;

•	many customers periodically solicit bids from multiple providers for their shipping needs and this process may depress freight rates or result in a loss of business to competitors;

•	advances in technology may require us to increase investments in order to remain competitive and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	establishment by our competitors of cooperative relationships to increase their ability to address shippers’ needs; and

•

we face intense competition in attracting and retaining qualified owner operators from the available pool of drivers and fleets, which may require us to increase owner-operator compensation or take other measures to remain an attractive option for owner operators.

We have a recent history of net losses.

For the years ended December 31, 2009 and 2008, we incurred net losses of $43.3 and $2.1 million, respectively. Achieving profitability depends upon numerous factors, including the level of domestic spending and our ability to expand our overall volume and control expenses while maintaining or increasing our rates. We might not achieve profitability or, if we do, we may not be able to sustain or increase profitability in the future.

Difficulty in attracting and retaining qualified owner operators, increases in owner-operator compensation and the CSA 2010 program could adversely affect our customer relationships, revenues and results of operations and the ability to maintain or grow our fleet.

A significant portion of our ground transportation services is provided to our customers through our owner operators, who are responsible for maintaining their own equipment and paying their own fuel, insurance, licenses and other operating costs. Our owner operators provide all of the vans, straight trucks and tractors they use in our ground expedited business. Owner operators make up a relatively small portion of the pool of all professional drivers in the United States. Turnover and bankruptcy among owner operators often limit the pool of qualified owner operators and increases competition for their services. Thus, our continued reliance on owner operators could limit our ability to grow our ground transportation fleet.

From time to time we have experienced difficulty in attracting and retaining sufficient numbers of qualified owner operators and such shortages may recur in the future. Additionally, our agreements with owner operators are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified owner operators to replace those who have left our fleet. If we are unable to retain our existing owner operators or recruit new owner operators, our business and results of operations could be adversely affected.

The compensation we offer our owner operators is subject to market conditions and we may find it necessary to continue to increase owner-operator compensation in future periods. If we are unable to continue to attract and retain a sufficient number of owner operators, we could be required to adjust our compensation packages or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our profitability and ability to maintain our size or grow.

During 2010, the FMCSA will launch CSA 2010, which is a new compliance and enforcement initiative. The stated goal under CSA 2010 is to achieve a reduction in large truck and bus crashes, injuries and fatalities, while maximizing the resources of the FMCSA and its state partners. The FMCSA will use a comprehensive measurement system of all safety-based violations found during roadside inspections, weighing such violations by their relationship to crash risk. CSA 2010’s data analysis expands on the previous system utilized by the FMCSA and covers more behavioral areas specifically linked to crash risk such as unsafe or fatigued driving, driver fitness, controlled substances, crash history, vehicle maintenance and improper loading. Safety performance information will be accumulated to assess the safety performance of both carriers and drivers. Safety scores will be published each month and, consequently, each trucking company’s safety ranking could rise or fall each month. The CSA 2010 implementation date is set for the second half of 2010 and enforcement is scheduled to begin in 2011, although it is operational for a large portion of motor carriers in nine test states. As a result of CSA 2010, certain current and potential drivers may no longer be eligible to drive for us and our fleet could be ranked poorly as compared to our peer firms. A reduction in eligible drivers or a poor fleet ranking may result in difficulty attracting and retaining qualified owner-operators and could cause our customers to direct their business away from us and to carriers with higher fleet rankings, which would adversely affect our results of operations.

If we are unable to maintain the high level of service we provide to our customers, we may experience damage to our reputation and a resulting loss of business.

Our reputation is based on the level of personalized customer service that we provide, tailored to our customers’ shipping needs and we compete with other premium transportation providers based on our reliability, delivery time, security, visibility and personalized service. Our customers, in turn, pay a premium for this level of service. If this level of service deteriorates; if we are prevented from delivering on our promises of timeliness, reliability and security; or if we are unable to attract and retain the professional customer service staff that our business model demands, our business may suffer.

If our owner operators and third-party carriers do not meet our needs or expectations or those of our clients, our business could suffer.

The success of our business depends to a large extent on our relationships with clients and our reputation for providing high-quality, technology-enabled solutions to their shipping needs. We do not own or control the transportation assets that deliver our clients’ freight and we do not employ the people directly involved in delivering the freight. We rely on owner operators and independent third parties to provide services to our clients. If any of the third parties we rely on do not meet our or our clients’ needs, expectations or standards for quality, timeliness and customer service, our professional reputation may be damaged and our business could be harmed.

If we are unable to expand the number of our sales and customer service employees, or if a significant number of our sales and customer service employees leaves us, our ability to increase our revenues and profitability could be negatively impacted.

Our ability to expand our business will depend, in part, on our ability to attract additional sales representatives with established customer relationships. Competition for qualified sales representatives can be intense and we may be unable to hire such persons. Any difficulties we experience in expanding the number of our sales representatives could have a negative impact on our ability to expand our customer base, increase our revenues and continue our growth.

In addition, we must retain our current sales representatives and properly incentivize them to obtain new customers and maintain existing customer relationships. If a significant number of our sales representatives and agents leaves us, our revenues could be negatively impacted. We have entered into agreements with our sales representatives and agents that contain non-compete provisions to mitigate this risk, but we may need to litigate to enforce our rights under these agreements, which could be time-consuming, expensive and ineffective as these agreements do not affect our customers. A significant increase in the turnover rate among our current sales representatives could also increase our recruiting costs and decrease our operating efficiency, which could lead to a decline in the demand for our services.

Because our business utilizes commercial air carriers, air charter operators, ocean freight carriers and other transportation companies, changes in available cargo capacity or other changes affecting such carriers, including interruptions in service and increases in operating costs, may hurt our business.

We use third-party air carriers, air charter operators, ocean freight carriers and other transportation companies in transporting our customers’ goods. Consequently, our ability to transport freight for our customers may be adversely affected by shortages in available cargo capacity and other factors not within our control, including changes by carriers and other transportation companies in their scheduling, pricing, payment terms and service policies and practices. Reductions in air freight, ocean freight or ground freight capacity could hurt our revenues and results of operations. Material interruptions in service or stoppages of transportation, whether caused by bad weather, strikes, work stoppages, lock-outs, slowdowns or otherwise, could also adversely affect our business and results of operations.

Our operating results also are vulnerable to price increases from our third-party carriers, including those caused by increases in their operating costs for items such as fuel, taxes and labor. Because freight costs represent a significant portion of our costs, even relatively small increases in rates charged by third parties, if we are unable to pass them through to our customers, are likely to adversely affect us.

A decrease in the number of carriers participating in our network could adversely affect our business.

In 2009, we used approximately 1,600 third party ground carriers, and over 500 air and ocean carriers. We expect to continue to rely on these carriers to fulfill our shipping orders in the future. However, these carriers are not contractually required to continue to accept order from us. If shipping capacity at a significant number of these carriers becomes unavailable, we will be required to use fewer carriers, which could significantly limit our ability to serve our clients on competitive terms. The transportation industry has also experienced consolidation among carriers in recent years and further consolidations could result in a decrease in the number of carriers and an increase in the price of their services, which may impact our ability to serve our clients on competitive terms. In addition, we rely on price bids provided by our carriers to populate our database. If the number of our carriers decreases significantly, we may not be able to obtain sufficient pricing information, which could affect our ability to obtain favorable pricing for our clients.

We may not be able to identify, make and successfully integrate acquisitions, which could have an adverse effect on our growth and results of operations.

Historically, a key component of our growth strategy has been to pursue acquisitions of complementary businesses. We cannot predict whether we will be able to identify suitable acquisition candidates or acquire them on reasonable terms or at all and a failure to do so could limit our ability to expand our business. Additionally, we may be competing with better capitalized companies for potential targets, potentially increasing the price of certain targets or making them unattainable. If we succeed in consummating future acquisitions, our business, financial condition and results of operations may be negatively affected because:

•	some of the acquired businesses may not achieve anticipated revenues, earnings or cash flows;

•	we may assume liabilities that were not disclosed to us or otherwise exceed our estimates;

•

we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

•	acquisitions could disrupt our ongoing business, distract our management and divert our resources;

•	we may experience difficulties operating in markets in which we have had no or only limited direct experience; and

•	there is a potential for loss of customers, employees, drivers or owner operators of any acquired company.

If we make future acquisitions, we may issue shares of capital stock that dilute other stockholders’ holdings, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our profitability and cause our stock price to decline.

A determination by regulators or courts that our owner operators are employees could expose us to various liabilities and additional costs and our business and results of operations could be adversely affected.

Legislative and other regulatory authorities have in the past sought to assert that owner operators in the trucking industry are employees rather than independent contractors. Many states have initiated enforcement programs to increase their revenues from items such as unemployment, workers’ compensation and income taxes and a reclassification of owner operators as employees would help states with these initiatives. Further, class actions and other lawsuits have arisen in our industry seeking to reclassify owner operators as employees for a variety of purposes, including workers’ compensation, wage and hour and health care coverage. In addition, taxpayers meeting certain criteria may be beneficiaries of a safe harbor for treatment of individuals as independent contractors if they have received a ruling from the Internal Revenue Service or a court decision affirming their treatment or if they are following a long-standing recognized industry practice. However, proposed federal legislation supported by the Obama administration would make it easier for tax and other authorities to reclassify independent contractors, including owner operators, as employees. If our owner operators are determined to be our employees, we would incur additional exposure under federal, state and local tax, workers’ compensation, unemployment benefits, labor and employment laws, including for prior periods, as well as potential liability for penalties and interest, which could have a materially adverse effect on our results of operations and financial condition and the ongoing viability of our business model.

We operate in a highly regulated industry and increased costs of compliance with, liability for violation of or changes in existing or future regulations could have a materially adverse effect on our business and profitability.

International and domestic transportation of goods is subject to various laws, rules and regulations and we are required to obtain and maintain various licenses and permits in the operation of our business, some of which are difficult to obtain.

Our owner operators also must comply with the safety and fitness regulations of the Department of Transportation, or DOT, including those relating to drug and alcohol testing and hours of service. Such matters as weight and equipment dimensions also are subject to governmental regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours of service, ergonomics, on-board reporting of operations, collective bargaining, security at ports and other matters affecting safety or operating methods. The DOT is currently engaged in a rulemaking proceeding regarding drivers’ hours of service, and the result could negatively affect our owner operators’ utilization of their equipment. Other agencies, such as the Environmental Protection Agency, or EPA, and the Department of Homeland Security, or DHS, also regulate our operations and owner operators. Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs on to us through higher prices could adversely affect our results of operations.

The TSA has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase owner-operator compensation, limit our growth or turn away customers. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our owner-operators’ non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

EPA regulations limiting exhaust emissions became more restrictive in 2010. On May 21, 2010, President Obama signed an executive memorandum directing the National Highway Traffic Safety Administration, or NHTSA, and the EPA to develop new, stricter fuel efficiency standards for heavy trucks, beginning in model year 2014. In December 2008, California adopted new performance requirements for diesel trucks, with targets to be met between 2011 and 2023 and California also has adopted aerodynamics requirements for certain trailers. Regulation or legislation related to climate change that potentially imposes restrictions, caps, taxes or other controls on emissions of greenhouse gas also could adversely affect our operations and financial results if they are passed. Federal and state lawmakers have proposed potential limits on carbon emissions under a variety of climate-change proposals. Compliance with such regulations could increase the cost of new tractors, impair equipment productivity and increase operating expenses. These effects, combined with the uncertainty as to the operating results that will be produced by the newly designed diesel engines and the residual values of these vehicles, could adversely affect our business or operations and those of our owner operators.

In order to reduce exhaust emissions, some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as those used in our operations, may idle. These restrictions could alter our owner operators’ behavior, force them or us to purchase on-board power units that do not require the engine to idle or face a decrease in productivity.

From time to time, various federal, state, local or foreign taxes may be increased. We cannot predict whether or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our profitability.

Our air freight business in the United States is subject to regulation as an indirect air carrier by the TSA and the DOT. Our indirect air carrier security program is approved by and we believe we are in compliance with, the applicable TSA regulations.

The Department of Defense imposes security clearance, operational and other requirements that may limit the effective pool of owner operators and third-party carriers available to transport these shipments or increase our costs.

Our ocean transportation business in the United States is subject to regulation by the Federal Maritime Commission, or the FMC. The FMC licenses intermediaries (combined ocean freight forwarders and non-vessel operating common carriers). Indirect ocean carriers are subject to FMC regulation under the FMC’s tariff publication and surety bond requirements and under the Shipping Act of 1984 and the Ocean Reform Shipping Act of 1998, particularly those terms prescribing rebating practices.

Our international operations are impacted by a wide variety of U.S. government regulations, including those of the U.S. Department of State, U.S. Department of Commerce and the U.S. Department of Treasury, as well as regulations of other countries. Regulations cover matters such as what commodities may be shipped to what destination and to what end-user, unfair international trade practices and limitations on entities with whom we may conduct business. As we continue to expand our international operations, we will be subject to highly complex and detailed customs laws and regulations and export and import controls.

From time to time, we transport hazardous or explosive materials, the handling or release of which could subject us to large fines, penalties or lawsuits.

We are subject to a broad range of federal, state and local environmental, health and safety laws and regulations, both criminal and civil, enforced by agencies such as the Pipeline and Hazardous Materials Safety Administration, the Occupational Safety & Health Administration, the EPA and the Departments of Defense and Homeland Security, including regulations governing hazardous discharges into the air and water, the handling and disposal of solid and hazardous waste and the shipment of explosive or illegal substances. In the course of our operations, we may be asked to transport or to arrange for the transportation of substances defined as hazardous under applicable laws. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we transport or arrange for the transportation of hazardous or explosive materials in violation of applicable laws or regulations, we may be subject to cleanup costs and liabilities including substantial fines, civil penalties or civil and criminal liability, as well as bans on making future shipments in particular geographic areas, any of which could have a materially adverse effect on our business and operating results. In the event we are found to not be in compliance with applicable environmental, health and safety laws and regulations, we could be subject to large fines, penalties or lawsuits and face criminal liability. In addition, if any damage or injury occurs as a result of our transportation of hazardous, explosive or illegal materials, we may be subject to claims from third parties and bear liability for such damage or injury.

Increases in fuel prices could affect the availability and cost of owner operators.

Our owner operators bear the costs of operating their vehicles, including the cost of fuel and fuel taxes. To address fluctuations in fuel prices, we seek to impose fuel surcharges on our customers, and we generally pass through these surcharges on to our owner operators. However, there is no assurance that such fuel surcharges can be maintained indefinitely or will be sufficiently effective and market pressures may limit our ability to pass along increases in the price of fuel. In addition, in times of increasing fuel prices, the lag time between adjusting the fuel surcharges and actual fuel prices may cause under-recovery because our fuel surcharge pass throughs may not keep pace with the increases in fuel costs experienced by our owner operators. Accordingly, if costs for fuel or fuel taxes escalate significantly, it could make it more difficult to attract additional owner operators or retain our current owner operators. Our owner operators also may seek higher compensation from us in the form of higher rates to offset increases in fuel prices, which could have a materially adverse effect on our results of operations.

Our information technology platform relies heavily on telecommunication service providers, electronic delivery systems and the Internet, which exposes us to a number of risks over which we have no control, including the risk of failures and disruptions of essential services.

We rely heavily on our proprietary information technology platform to quote, book and track shipments; to determine the location and capabilities of our owner-operator network and to schedule their shipments; to recommend cost-effective solutions in the appropriate transportation mode and store externally and internally generated data. Therefore, our business requires the efficient and uninterrupted operation of our computer and communications hardware systems and infrastructure. Our information technology systems also depend upon global communications providers, satellite-based communications systems, electric utilities and telecommunications providers. We have no control over the operation, quality or maintenance of these services or whether vendors will improve their services or continue to provide services that are essential to our business. We also are dependent on computer operating systems, web browsers and other aspects of the Internet infrastructure that have experienced significant system failures and outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security and other back-up measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and prevent us from delivering promised service levels to our customers and cause material harm to our reputation, which may result in a loss of business. In addition, the failure of the hardware or software that supports our information technology systems, the loss of data contained in these systems or the inability to access or interact with our customers electronically through our website could significantly disrupt our operations, prevent customers from placing orders or cause us to lose customers.

If we fail to develop, implement, maintain, upgrade, enhance and integrate information technology systems, demand for our services could decrease and our business may be seriously harmed.

We rely heavily on our information technology system to efficiently run our business. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the transportation services industry or to design and implement the appropriate features and functionality of our technology platform in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenues. Despite testing, we may be unable to detect defects in existing or new versions of our proprietary software, or errors may arise in our software. Any failure to identify and address such defects or errors could result in loss of revenues or market share, liability to customers or others, diversion of resources, injury to our reputation and increased service and maintenance costs. Correction of such errors could prove to be impossible or very costly and responding to resulting claims or liability could similarly involve substantial cost.

We must maintain and enhance our information technology systems to remain competitive and effectively handle higher volumes of freight through our network. If our information technology systems are unable to manage additional volume for our operations as our business grows, our service levels and operating efficiency could decline. We expect customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. If we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems or if we fail to upgrade our systems to meet our customers’ demands, our business and results of operations could be seriously harmed. This could result in a loss of customers and a decline in the volume of freight we receive from customers.

Our inability to protect our intellectual property rights may impair our competitive position. We rely on a combination of trademarks, copyrights, trade secrets and other forms of intellectual property protection. However, these protections may not be adequate.

We rely on a combination of copyright, trademark and trade secret laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights including our source code. Our success depends upon our ability to protect and preserve our trademarks, trade names and similar intellectual property rights. We have obtained U.S. trademark registrations, and one U.S. copyright registration. To date, we have not pursued patent protection for our proprietary information systems platform and do not have issued patents or pending patent applications. We will continue to evaluate the registration of additional trademarks, copyrights, and other intellectual property rights in the United States and certain foreign countries as applicable. We cannot guarantee that our pending applications will be approved by the applicable governmental authorities. Moreover, even if our applications are approved, we cannot guarantee that third parties may not seek to oppose or otherwise challenge our registrations or applications. A failure to obtain a trademark registration or a successful challenge to our registrations may limit our ability to protect the intellectual property right that these applications and registrations intend to cover, which may have a material adverse effect on our business.

If we are unable to protect confidentiality of our unpatented proprietary information and technology, our business could be adversely affected.

We rely significantly on unpatented proprietary rights, including know-how and continuing technological innovation in providing our services. We currently attempt to protect the majority of our intellectual property, including our One CallSM Solution, through the use of trade secrets and other intellectual property laws, confidentiality and non-disclosure agreements with our employees, independent contractors, and customers as well as security measures. Such measures, however, provide only limited protection, and although we use reasonable efforts to protect our proprietary and confidential information, we cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate, that our confidentiality and non-disclosure agreements will not be breached, out trade secrets will not otherwise become known by competitors or that we will have the adequate remedies in the event of an unauthorized use or disclosure of proprietary information. If our proprietary information is divulged to third parties, including competitors, our competitive position could be harmed. Moreover, others may independently develop similar or equivalent trade secret or know-how. This may allow our existing and potential competitors to develop services that are competitive with, or superior to, our services.

Further, we conduct business outside of the United States, including Mexico and Canada. We have taken limited actions to protect our IP outside the United States, protecting our trade name in Canada, but not elsewhere. Moreover, effective trademark, copyright, trade secret and other intellectual property protections may be unavailable or limited in certain countries outside the United States. As a result, we may not be able to effectively prevent third parties from outside the United States from infringing or misappropriating our rights or imitating or duplicating our technology, services or methodologies or using trademarks similar to ours. Our failure to protect our intellectual property and other proprietary rights adequately could harm our competitive position, or otherwise harm our business.

In the future we may need to take legal action to protect and enforce our intellectual property rights or to determine the validity and scope of the rights of others. Such legal action, regardless of the outcome, could be time-consuming and costly, and may divert our resources and management attention. Moreover, the result of any legal action is subject to uncertainty. We may not prevail in such proceedings given the complex technical issues and the inherent uncertainties in intellectual property litigation.

Assertions by third parties that we infringe intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses.

While we are not aware of any infringement or misappropriation of the intellectual property rights of third parties and we believe that we have all necessary rights to implement our systems, our use of acquired technologies could be challenged by claims that such use infringes, misappropriates or otherwise violates the intellectual property rights of third parties. Any intellectual property claims, with or without merit, could be time-consuming and costly to resolve, could divert management’s attention from our business and could require us to pay substantial monetary damages. Any settlement or adverse judgment resulting from such a claim could require us to enter into a licensing agreement to continue using the technology that is the subject of the claim, or could otherwise restrict or prohibit our use of such technology. There can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all, from the party asserting an infringement claim, or that we would be able to develop or license a suitable alternative technology to permit us to continue offering the affected services to our clients. Any significant delay in the replacement or interference in our use of this software could have a materially adverse effect on our business, financial condition and results of operations.

Efforts by labor unions could divert management attention and could have a materially adverse effect on our operating results.

Although none of our employees currently are represented by a union, we always face the risk that our employees could attempt to organize a union. Congress or one or more states could approve legislation significantly affecting our businesses and our relationship with our employees, such as the proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. Any attempt to organize by our employees could result in increased legal and other associated costs. In addition, if we entered into a collective bargaining agreement, the terms could negatively affect our costs, efficiency and ability to generate acceptable returns on the affected operations.

As a public company, we will be required to meet periodic reporting requirements under Securities and Exchange Commission, or the SEC, rules and regulations. Complying with federal securities laws as a public company is expensive and we will incur significant time and expense enhancing, documenting, testing and certifying our internal controls over financial reporting. Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

As a publicly traded company following completion of this offering, we will be required to file periodic reports containing our financial statements with the SEC within a specified time following the completion of quarterly and annual periods. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

As a public company, we will incur significant legal, accounting, insurance and other expenses. Compliance with Sarbanes-Oxley Act of 2002, including the requirements of Section 404, as well as other rules of the SEC, the Public Company Accounting Oversight Board and the rules of our listing exchange will increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, once we become a public company, SEC rules require that our Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm will be required, beginning with our Annual Report on Form 10-K for our fiscal year ending on December 31, 2011, to attest to our assessment of our internal controls over financial reporting. This process will require significant documentation of policies, procedures and systems; review of that documentation by our internal accounting staff and our outside auditors and testing of our internal controls over financial reporting by our internal accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and expense, may strain our internal resources and have an adverse impact on our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of our testing, we may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it may negatively impact our business, results of operations and reputation.

If we fail to maintain adequate internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley, it could result in inaccurate financial reporting, sanctions, or securities litigation, or could otherwise harm our business.

As a public company, we will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of Sarbanes-Oxley regarding internal control over financial reporting. Prior to becoming a public company, we are not required to be compliant with the requirements of Section 404. The process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased independent auditor fees during the implementation of these changes and thereafter. We are required to be fully compliant with Section 404 by the end of fiscal year 2011, and at that time our management will be required to deliver a report on their assessment of our internal controls. Completing documentation of our internal control system and financial processes, remediation of control deficiencies, and management testing of internal controls will require substantial effort by us. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. Failure to implement these changes in a timely, effective, or efficient manner could harm our operations, financial reporting or financial results, and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

We self-insure a significant portion of our claims exposure, which could significantly increase the volatility of and decrease the amount of, our earnings.

We use the services of hundreds of transportation companies and their drivers in connection with our transportation operations. From time to time, these drivers are involved in accidents and goods carried by these drivers are lost or damaged and the carriers may not have adequate insurance coverage. We self-insure for amounts up to $750,000 per event for trucker’s liability. We accrue the costs of the uninsured portion of pending claims based on estimates derived from our evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement costs of the self-insured claim liabilities could differ from our estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to our high self-insured amounts, a significant or unexpected increase in the frequency or severity of traffic accidents, cargo damage, or other claims could adversely affect our results of operations.

Our liability coverage has a maximum aggregate limit of $5.0 million per occurrence with an excess coverage of $25.0 million per occurrence and in the aggregate, plus an additional excess coverage of $20.0 million in the aggregate. If any claim exceeded our aggregate coverage limit, we would bear the excess, in addition to our other self-insured amounts. Although we believe our aggregate coverage limits are sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed those limits. Our insurance and claims expense could increase or we could find it necessary to raise our self-insured retention or decrease our aggregate coverage limits when our policies are renewed or replaced. Our operating results and financial condition may be adversely affected if these expenses increase, if we experience a claim in excess of our coverage limits, if we experience a claim for which we do not have coverage or if we have to increase our reserves.

If we are unable to retain our senior executive officers, our business, financial condition and results of operations could be harmed.

We are highly dependent upon the services of our senior executive officers. The loss of the services of any of these individuals could have a materially adverse effect on our operations and future profitability. Our goal of expanding our operations and continuing our growth depends on our ability to retain our executive officers and other capable managers. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. Even if we are able to continue to retain and recruit talented personnel, we may not be able to do so without incurring substantial costs. If we are unable to retain our executive officers and key employees, our operations could be adversely affected.

The business cycles of our customers and the industries we serve can adversely affect our operations.

We have a large number of customers in certain industries. If these customers experience cyclical movements in their business activities due to an economic downturn, work stoppages or other factors over which we have no control, the volume of freight shipped by those customers may fluctuate significantly and possibly decrease and our operating results could be adversely affected. Any unexpected reduction in revenues for a particular quarter could cause our quarterly operating results to fall below the expectations of public market analysts or stockholders. In this event, the trading price of our common stock may fall significantly.

Seasonality and the impact of weather and other catastrophic events affect our operations and profitability.

The transportation industry experiences seasonal fluctuations. Our results of operations are typically lower for the first quarter of the calendar year relative to our other quarters. We believe this is due in part to the post-holiday reduction in demand experienced by many of our customers, which leads to more capacity in the non-expedited and service-critical markets and, in turn, less demand for expedited and premium shipping services. In addition, the productivity of our owner operators generally decreases during the winter season because inclement weather impedes operations. At the same time, our operating expenses generally increase and fuel efficiency declines because of engine idling and harsh weather, creating higher accident frequency and increased claims. We also may suffer from weather-related or other events such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes and explosions. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies or adversely affect the business or financial condition of our customers, any of which could harm our results or make our results more volatile.

We are subject to certain risks arising from our international business.

We are expanding our global footprint, specifically in international-air and ocean modes. As a result, we are subject to risks of our international business, including changes in the economic strength of certain foreign countries, difficulties in enforcing contractual obligations and intellectual property rights, burdens of complying with a wide variety of international and U.S. export and import laws and social, political and economic instability. In addition, if we are unable to maintain our C-TPAT status, we may have significant border delays, which could cause our international operations to be less efficient than competitors also operating internationally that obtain or continue to maintain C-TPAT status. We also face additional risks associated with our foreign operations, including restrictive trade policies and imposition of duties, taxes or government royalties imposed by foreign governments. Factors that substantially affect the operations of our international business may have a materially adverse effect on our overall operating results.

Terrorist attacks, anti-terrorism measures and war could have broad detrimental effects on our business operations.

As a result of the potential for terrorist attacks, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our owner operators or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our owner operators, which could have an adverse effect on our results of operations. Congress has mandated 100% security screening of air cargo traveling on passenger airlines effective July 31, 2010 and for ocean freight by July of 2012, which may increase costs associated with our air and freight forwarding operations. War, risk of war or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

We could be required to record a material non-cash charge to income if our recorded intangible assets or goodwill are determined to be impaired.

As of June 30, 2010, we have goodwill of $58.5 million and certain indefinite-lived intangible assets of $11.2 million. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. In accordance with Financial Accounting Standards Board Accounting Standards Codification, Topic 350, “Intangibles—Goodwill and Other,” or Topic 350, we test goodwill and indefinite-lived intangible assets for potential impairment annually and between annual tests if any event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Any impairments in our goodwill and in definite-lived intangible assets is charged to our results of operations. Our evaluation in 2009 determined that there were indicators of an impairment. These indicators included a significant decrease in operating results, a decrease in non-financial key performance indicators and other macroeconomic factors. As a result of our testing of our goodwill and other indefinite lived intangibles in 2009, non-cash impairment charges were recorded reducing the carrying value of our goodwill and trade name by $28.1 million and $5.4 million, respectively. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of our goodwill or intangible assets would have an adverse effect on our financial condition and results of operations.

As a U.S. government contractor, we are subject to a number of procurement and other rules and regulations.

Services for government agencies accounted for approximately 4.2% of our revenues in 2009. To do business with government agencies, either directly as a contractor or indirectly as a subcontractor, we must comply with and are affected by many laws and regulations, including those relating to the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things:

•	require, in some cases, certification and disclosure of all cost and pricing data in connection with contract negotiations; and

•	impose accounting rules that define allowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts.

These laws and regulations affect how we do business with the U.S. government and, in some instances, impose added costs on our business. A violation of these laws and regulations could result in the imposition of fines and penalties or the termination of our contracts. In addition, the violation of certain other generally applicable laws and regulations could result in our suspension or debarment as a government contractor.

Risks related to our capital structure

Our debt agreements will contain restrictions that limit our flexibility in operating our business.

We expect that our new credit facility (the “New Credit Facility”) documentation may contain various covenants that limit our ability to engage in specified types of transactions. A breach of any of these covenants could result in a default under our debt agreements, including as a result of cross default provisions, and permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our New Credit Facility, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under our New Credit Facility could proceed against the collateral granted to them to secure that indebtedness. If the lenders under our New Credit Facility were to accelerate the repayment of borrowings, we might not have sufficient assets to repay all amounts borrowed thereunder. Failure to comply with these covenants and provisions may jeopardize our ability to continue to sell receivables under the facility and could negatively impact our liquidity.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our common stockholders and debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Our existing equity investors will retain an aggregate of approximately     % of our common stock and will therefore have significant influence over our business and significant transactions.

Upon the completion of the transactions contemplated by this offering, our existing equity investors will collectively own approximately     % of our common stock or approximately     % if the underwriters’ over-allotment option is exercised in full. We expect that affiliates of Fenway Partners, in particular, will own approximately     % of our common stock or approximately     % if the over-allotment option is exercised in full and will be our largest stockholder immediately after consummation of the offering. In addition, five of our current nine directors are affiliates of Fenway Partners. As a result, affiliates of Fenway Partners will have a strong ability to influence our business, policies and affairs. This concentration of ownership could have the effect of delaying or preventing a change in control, merger or tender offer, which would deprive you of an opportunity to receive a premium for your shares of common stock and may negatively affect the market price of our common stock. Moreover, Fenway Partners, either alone or along with other existing equity investors, could sell a substantial block of their shares and effectively receive a premium for transferring ownership to third parties that would not inure to your benefit. We cannot assure you that the interests of Fenway Partners will be consistent with the interests of other holders of our common stock. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of these stockholders might conflict with your interests as stockholders. These stockholders also may have an interest in pursuing acquisitions, divestitures, financing or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you, as stockholders.

Our certificate of incorporation allows non-employee directors to invest in corporate opportunities that we may find attractive.

Our certificate of incorporation provides that non-employee directors, including affiliates of Fenway Partners, are not liable to us if they invest in corporate opportunities outside of our business, including opportunities you, as stockholders, may find attractive. In addition, our current stockholders have engaged from time to time in certain related party transactions with us. See “Certain relationships and related transactions.”

Risks related to this offering and ownership of our common stock

Our common stock has no prior public market and could trade at prices below the initial public offering price.

There has not been a public trading market for shares of our common stock prior to this offering. An active trading market may not develop or be sustained after this offering. The initial public offering price for our common stock sold in this offering will be determined by negotiations among us and representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering and our common stock could trade below the initial public offering price.

Our stock price may be volatile and you may be unable to sell your shares at or above the initial public offering price.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this “Risk factors” section or otherwise and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

We expect that the trading price for our common stock will be affected by research or reports that industry or financial analysts publish about us or our business.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales also could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have              outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of the outstanding shares, all of the shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) only may be sold in compliance with the limitations described in the section entitled “Shares Eligible for Future Sale.” Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the remaining shares of our common stock will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements described below.

The company and all of our directors, executive officers and substantially all of our existing stockholders will sign lock-up agreements. The lock-up agreements expire 180 days after the date of this prospectus, subject to extension upon the occurrence of specified events. J.P. Morgan Securities Inc. and Goldman, Sachs & Co, acting together, may in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

In addition, upon the closing of this offering, we will have an aggregate of              shares of common stock reserved for future issuances under our equity incentive plan. Immediately following this offering, we intend to file a registration statement registering under the Securities Act with respect to the shares of common stock reserved for issuance in respect of incentive awards to our officers and certain of our employees. Issuances of common stock to our directors, executive officers and employees pursuant to the exercise of stock options under our employee benefits arrangements will dilute your interest in us.

Because our estimated initial public offering price is substantially higher than the adjusted net tangible book value per share of our outstanding common stock following this offering, new investors will incur immediate and substantial dilution.

The assumed initial public offering price of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the adjusted net tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities divided by our shares of common stock outstanding immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of approximately $             per share, the difference between the price you pay for our common stock and its adjusted net tangible book value after completion of the offering. To the extent outstanding options and warrants to purchase our capital stock are exercised, there will be further dilution.

We currently do not intend to pay dividends on our common stock.

We currently do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends on our common stock in the future will be at the discretion of our Board of Directors and be subject to any covenant restrictions that may be contained in any credit facilities or other agreements on which we may rely from time to time.

Our organizational documents and Delaware law could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in our amended and restated certificate of incorporation and amended and restated bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. These provisions include the power of a majority of our Board of Directors to fix the number of directors and fill vacancies and the ability of our Board of Directors to designate and issue, without common stockholder approval, one or more series of preferred stock upon such terms as the Board of Directors may determine.

Our incorporation under Delaware law and certain provisions of our fourth amended and restated certificate of incorporation and our amended and restated bylaws could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

Forward-looking statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties. Forward-looking statements include statements we make concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information and, in particular, appear under the headings entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and “Executive compensation—compensation discussion and analysis.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “forecasts,” “plans,” “intends,” “believes,” “foresees,” “seeks,” “likely,” “may,” “will,” “should,” “goal,” “target” and variations of these words or similar expressions (or the negative versions of any such words) are intended to identify forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time and, therefore, our actual results may differ materially from those that we expected. Accordingly, investors should not place undue reliance on our forward-looking statements. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry surveys and forecasts, including those we commissioned by SJ Consulting. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk factors.” These and other factors could cause actual results to differ from those expressed in these publications, surveys and forecasts.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk factors” and elsewhere in this prospectus. All forward-looking statements in this prospectus and subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. The factors that we believe could affect our results include, but are not limited to:

•	any future recessionary economic cycles and downturns in customers’ business cycles, particularly in market segments and industries in which we have a significant amount of customers;

•

increased competition from other non-asset based logistics companies as well as asset-based logistic companies, freight forwarders, smaller expedited carriers, integrated transportation companies that operate their own aircraft, and other transportation providers;

•	our ability to maintain the high level of service we provide to our customers through our owner operators and third-party carriers;

•	our reliance on owner operators and third-party carriers and our ability to retain our relationships with such parties and form new relationships with such parties;

•	our ability to attract and retain sales representatives and customer service employees;

•	the regulatory environment in which we operate, including existing regulations and changes in existing regulations, or violations by us of existing or future regulations;

•	increases in fuel prices could affect the availability and cost of owner operators.

•	our ability to update, implement, upgrade, enhance, and integrate information technology systems and our ability to protect our intellectual property;

•	potential volatility or decreases in our earnings as a result of our self-insurance of a significant amount of our claims exposure; and

•	our ability to retain or replace key personnel.

Use of proceeds

We estimate that the net proceeds from our sale of shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million, or $             million, if the underwriters’ option to purchase additional shares is exercised in full.

We intend to use the estimated net proceeds from the offering received by us as follows and in the following order:

(in thousands)	Amount

Repayment of all amounts outstanding under Existing Credit Facility(1)		$64,298
Redemption of all outstanding 17% senior subordinated notes(2)		46,484
Repayment of note payable to sellers of Elite Logistics Services, LLC(3)		3,112
Management agreement termination fee payable to Fenway Partners
Payment of dividends accumulated on cumulative preferred stock
Repurchase of a portion of preferred stock(4)
Total uses	$

(1)	Amounts borrowed under our Existing Credit Facility have been used in the past twelve months for general working capital purposes. As of June 30, 2010, there were no amounts outstanding in respect of the revolving portion of the Existing Credit Facility. There was $64,298 outstanding on the term portion of the Existing Credit Facility which had an interest rate of 9.25% per annum. The Existing Credit Facility matures on December 31, 2011. We intend to use approximately $ million of all net proceeds from this offering to repay a portion of our Existing Credit Facility. The balance of the Existing Credit Facility will be refinanced by borrowings under our New Credit Facility.

(2)	The 17% senior subordinated notes mature on July 31, 2012 and are redeemable at a redemption price of 100% of their principal amount, plus prior period interest that was paid in kind. Amount shown for the redemption of 17% senior subordinated notes is based on current principle and prior period interest that was paid in kind as of June 30, 2010. Actual amount will differ at the time of redemption.

(3)	Amount shown for the repayment of the Elite note is based on principal and prior period interest that was paid in kind as of June 30, 2010. Actual amount will differ at the time of repurchase or redemption. The note is payable upon our meeting a defined threshold and has an interest rate of 9.0%

(4)	There are shares of our preferred stock outstanding. We intend to repurchase shares of our preferred stock for a price equal to $ per share immediately following the completion of this offering. Any shares not purchased from proceeds of this offering will be converted on a basis to common stock.

A $1.00 increase (decrease) in the assumed initial offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay. Any increase or decrease in the net proceeds to us from this offering will result in an equal increase or decrease in the amount used for repurchases of shares of our preferred stock, and any decrease that exceeds the amounts to be used to repurchase preferred stock may decrease the amount of dividends paid on our cumulative preferred stock. For each $1.00 increase or decrease in the per share offering price of this offering, the number of shares of preferred stock repurchased by us would increase or decrease by              and              respectively.

We will not receive any proceeds from the sale of shares by our existing stockholders pursuant to exercise of all or any part of the underwriters’ option to purchase additional shares.

Dividend policy

We have not paid dividends to our common stockholders since our acquisition by Fenway, our equity sponsor. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent on then-existing conditions, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in current or future financing instruments, capital requirements and other factors our Board of Directors deems relevant.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and total capitalization as of June 30, 2010 on:

•	an actual basis; and

•	an as adjusted basis reflecting the following:

•	an increase in the number of authorized shares of common stock to shares as a result of a -for-one stock split of our outstanding common stock ;

•

the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the application of net proceeds from this offering as described under “Use of proceeds,” as if the offering and the application of net proceeds of this offering had occurred on June 30, 2010;

•	the refinancing of all amounts remaining outstanding under our Existing Credit Facility into a New Credit Facility;

•	the conversion of shares of outstanding of preferred stock to common stock that are not purchased with the proceeds of this offering on a -for-one basis;

•	assumes that $ of dividends accumulated on the cumulative preferred stock are paid in cash;

•	the assumed exercise of all our outstanding warrants to purchase shares of our common stock; and

•	the issuance of shares of common stock to be issued under our Cash Incentive Plan in connection with the offering.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
(in thousands, except share data)	Actual	As adjusted(1)

Cash and cash equivalents	$120	$

Total debt:
Existing Credit Facility(2)	$64,298		—
New Credit Facility(3)	—
17% senior subordinated notes	$46,484		—
Note payable to sellers of Elite Logistics Services, LLC	$3,112		—

Total debt	$113,894	$
Stockholders’ equity:
Common stock, $0.01 par value per share; 4,000,000 shares authorized; 3,108,822 shares issued and outstanding, actual; shares issued and outstanding as adjusted	31
Preferred stock, $0.01 par value per share; 100,000 shares authorized; 21,224 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	21,385
Additional paid-in capital	$39,870	$
Accumulated other comprehensive loss	$(43)	$
Retained deficit	$(49,323)	$

Total stockholders’ equity	$11,920	$

Total capitalization	$125,814	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million and shares of common stock issued and outstanding by shares, assuming the number of shares offered by us remains the same. The foregoing as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

(2)	We expect to retire our Existing Credit Facility with proceeds of this offering. As of June 30, 2010, there were no amounts outstanding in respect of the revolving portion of the Existing Credit Facility and there was $64,298 million outstanding in respect of the term portion of the Existing Credit Facility.

(3)	Expected to consist of a $ million term loan and a revolving facility with a maximum borrowing amount of $ million, of which $ is expected to be drawn at closing.

Dilution

As of June 30, 2010, we have negative net tangible book value of approximately $124,480 million, or $(40.39) per share of our common stock. Our net tangible book value per share represents our tangible assets less our liabilities and accumulated preferred stock dividends, divided by our shares of common stock outstanding as of June 30, 2010.

After giving effect to our sale of shares of our common stock in this offering at the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2010 would have been $            , or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2010	$
Increase per share attributable to this offering

As adjusted net tangible book value per share after this offering

Net tangible book value dilution per share to new investors in this offering		$

If all our outstanding options had been exercised, the net tangible book value as of June 30, 2010 would have been $             million, or $             per share and the as adjusted net tangible book value after this offering would have been $             million, or $             per share, causing dilution to new investors of $             per share.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our as adjusted net tangible book value per share by approximately $            , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

If the underwriters’ over-allotment option to purchase additional shares from us is exercised in full, our as adjusted net tangible book value per share after this offering would not change because all of the shares subject to the option are offered by selling stockholders.

The following table summarizes, on an as adjusted basis as of June 30, 2010, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing common stock in this offering at the assumed initial public offering price of $            , the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100%		$100%	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, total consideration paid to us by new investors and total consideration paid to us by all stockholders by approximately $             million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and without deducting the estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

If the underwriters’ over-allotment option to purchase additional shares from the selling stockholders is exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

Selected consolidated financial data

The following table sets forth selected consolidated financial data for the periods and as of the dates indicated. The selected consolidated statement of operations data for the period from January 1, 2005 to June 10, 2005 is derived from the audited consolidated financial statements of our predecessor, Panther Transportation, which financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated balance sheet data as of June 10, 2005 is derived from unaudited condensed consolidated financial statements of Panther Transportation. The selected consolidated statement of operations data for the period from June 11, 2005 to December 31, 2005 and for the years ended December 31, 2006, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2005, 2006, 2007, 2008 and 2009 are derived from the audited consolidated financial statements of Panther Expedited Services, Inc., which financial statements have been audited by Ernst & Young LLP. The 2007, 2008 and 2009 audited consolidated financial statements are included elsewhere in this prospectus. The selected consolidated statement of operations data for the six-month periods ended June 30, 2009 and 2010 and the selected consolidated balance sheet data as of June 30, 2010 have been derived from the unaudited condensed consolidated financial statements of Panther Expedited Services, Inc. included elsewhere in this prospectus. The unaudited condensed selected consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of the results expected for any future period.

The selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus and the information contained in “Summary consolidated financial and other data,” “Capitalization,” and “Management’s discussion and analysis of financial condition and results of operations.”

	Predecessor
(in thousands, except share data)	January 1, 2005- June 10, 2005	June 11, 2005- December 31, 2005	Year ended December 31,				Six months ended June 30,
			2006	2007	2008	2009	2009	2010

	(unaudited)						(unaudited)

Consolidated statement of operations data:
Revenues	$60,580	$96,151	$170,363	$190,293	$189,961	$157,832	$66,397	$95,009
Operating expenses:
Purchased transportation	41,926	66,214	118,260	134,707	135,612	115,279	49,163	69,927
Personnel and related benefits	6,138	12,120	15,544	18,466	19,394	19,159	9,603	11,760
Insurance and claims	1,299	1,240	2,951	3,935	3,211	6,213	2,475	2,016
Depreciation	433	542	923	865	1,179	1,579	812	703
Amortization of intangibles(1)	—	4,447	7,674	7,840	7,827	8,077	4,038	4,038
Goodwill and intangibles impairment(2)	—	—	—	—	—	33,498	33,498	—
Other operating expenses	4,098	5,741	10,221	12,382	12,637	12,150	5,773	6,281
Total operating expenses	53,894	90,304	155,573	178,195	179,860	195,955	105,362	94,725

Operating income (loss)	6,686	5,847	14,790	12,098	10,101	(38,123)	(38,965)	284
Interest expense	261	2,910	12,449	11,344	12,730	14,003	6,461	7,984
Other expenses (income)	3,111	(86)	1,862	(141)	(319)	(71)	(31)	(32)

Income (loss) before taxes	3,314	3,023	479	895	(2,310)	(52,055)	(45,395)	(7,668)
Income tax provision (benefit)	—	(643)	101	815	(213)	(8,761)	(7,639)	(2,776)

Net income (loss)	$3,314	$3,666	$378	$80	$(2,097)	$(43,294)	(37,756)	(4,892)
Less undeclared cumulative preferred dividends(3)	$—	$(4,288)	$(3,300)	$(3,809)	$(4,370)	$(5,015)	$(2,421)	$(2,779)
Net income (loss) available to common stockholders	$3,314	$(622)	$(2,922)	$(3,729)	$(6,467)	$(48,309)	$(40,177)	$(7,671)
Average number of shares outstanding
Basic and diluted	10,100	2,700,000	3,026,550	3,046,343	3,061,136	3,107,210	3,105,570	3,108,822
Earnings (loss) per share available to common stockholders:
Basic and diluted income (loss) per share	$328.13	$(0.23)	$(0.97)	$(1.22)	$(2.11)	$(15.55)	$(12.94)	$(2.47)

	Predecessor
(in thousands, except share data)	January 1, 2005- June 10, 2005	June 11, 2005- December 31, 2005	Year ended December 31,				Six months ended June 30,
			2006	2007	2008	2009	2009	2010
	(unaudited)						(unaudited)
Consolidated balance sheet data (as of the end of the period):
Cash and cash equivalents	$735	$2,004	$2,041	$1,669	$2,198	$439	$2,102	$120
Total assets	29,193	196,456	201,799	199,816	201,618	160,100	161,618	162,146
Total debt	11,678	57,350	102,239	99,508	105,877	110,580	105,307	113,894
Cumulative preferred stock(3)	—	63,000	21,385	21,385	21,385	21,385	21,385	21,385
Cumulative preferred stock dividends(3)		4,288	4,592	8,401	12,772	17,786	15,192	20,565

Other financial data:
Cash flow provided by operating activities	5,095	3,003	8,294	10,372	4,407	1,172	3,666	968
Cash flow used in investing activities	(286)	(131,471)	(9,580)	(7,743)	(6,638)	(778)	(406)	(787)
Cash flow (used in) provided by financing activities	(4,074)	129,737	1,323	(3,001)	2,760	(2,153)	(3,356)	(500)
Capital expenditures	$324	$393	$438	$1,634	$2,301	$953	$479	$932

(1)	We incur non-cash amortization related to the amortization of our finite-lived intangible assets. As a result of the acquisition of Panther, a portion of the purchase price was allocated to our intangible assets based upon their fair market values. The finite-lived intangible assets, which include our proprietary information systems platform and our customer relationships, are being amortized using the straight-line method over estimated useful lives of seven years and eighteen years, respectively.

(2)	As a result of our testing of our goodwill and other indefinite lived intangibles in 2009, non-cash impairment charges were recorded reducing the carrying value of our goodwill and trade name by $28.1 million and $5.4 million, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Non-cash expenses.”

(3)	Our cumulative preferred stock ranks senior in right of payment to all other classes or series of our capital stock as to dividends, and upon liquidation, dissolution, or winding up of Panther. The holders of our cumulative preferred stock are entitled to receive, when, as and if declared by our Board of Directors, cumulative preferential dividends on each share of cumulative preferred stock at a rate of 14% per year of the liquidation preference of $1,000 on each share of stock. Dividends on our cumulative preferred stock accrue whether or not we have earnings or the dividends are declared. Upon any voluntary or involuntary liquidation, dissolution, or winding up of Panther, each holder is entitled to payment of an amount equal to the liquidation preference of $1,000 per share of our cumulative preferred stock plus accrued and unpaid dividends before any distribution is made to the holders of other securities, including the common stock.

In January 2006, we issued 2,239 additional shares of cumulative preferred stock for $2.4 million in a private placement to third-party investors and repurchased 44,015 shares of the outstanding cumulative preferred stock for $47.2 million, including $3.2 million of cumulative preferred stock dividends. In connection with our January 2006 refinancing, the dividend rate on our outstanding cumulative preferred stock increased from 12% to 14%.

In connection with this offering, all of the dividends accumulated on the outstanding cumulative preferred stock will be paid in cash or converted to common stock and all the outstanding cumulative preferred stock will be redeemed or converted to common stock. See “Use of proceeds.”

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected consolidated financial data,” and the consolidated financial statements and the related notes included elsewhere in the prospectus. This discussion contains forward-looking statements as a result of many factors, including those set forth under “Risk factors,” “Forward-looking statements,” and elsewhere in this prospectus. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”

Overview

We are North America’s largest independent expedited transportation provider with an expanding platform in premium freight logistics. We offer single-source ground, air and ocean shipping solutions for time-sensitive, high-value and service-critical freight, with on-demand pick-up and delivery to and from anywhere in the world. Our diversified, non-asset based transportation network consists of approximately 1,075 exclusive-use owner-operator vehicles, over 1,600 third-party ground carriers that provide additional North American capacity and over 500 air and ocean cargo carriers that provide global reach. During the twelve months ended June 30, 2010, we handled shipments for over 10,000 customers. We operate throughout nearly all segments of the supply chain for customers in diverse industries. In addition, many of the largest transportation and third-party logistics companies in the world turn to us for transportation solutions they cannot provide for customers on their own. Our proprietary, integrated and scalable information technology platform is a key component of our business. It enables our customers to better manage their supply chain performance and expenses by optimizing cost and service decisions. It also allows us to deliver superior customer service, operate more efficiently, and offer our owner operators enhanced productivity. Our non-asset based business model allows us to expand organically without the capital investments required by our asset-based competitors. This creates the opportunity to generate significant cash flows and to react quickly based on business opportunities and challenges. For the six months ended June 30, 2010, we generated revenues of $95.0 million, an increase of 43.1% from the first six months of 2009.

We derived approximately 66% of our revenues from North American ground expedited transportation for the first six months of 2010. The balance of our revenues were generated from our growing domestic and international air and ocean freight services, our Elite Services, which involve highly specialized solutions and customized handling for customers with special needs, and our truckload brokerage services. We provide our North American ground services through a 100% owner-operator fleet of straight trucks, tractor-trailers and cargo vans, supplemented with capacity from over 1,600 third-party ground carriers. The owner operators are exclusively contracted to us, while the third-party carriers operate independently and are allocated shipments when our network optimization technology dictates or we require additional capacity. In the first six months of 2010, owner operators generally handled between 70% and 90% of our weekly ground freight volume, with third-party carriers handling the balance and affording us flexible capacity to serve customers.

We believe industry trends support the growth of our addressable market. Many shippers seek to decrease their shipping expenses by tightly managing their supply chains so that only the required amount of inventory is in the supply chain at any time, thus reducing the carrying costs of inventory. As shippers more tightly manage their supply chain to minimize excess inventory, they become more sensitive to supply chain disruptions as they have less inventory to cover any delay in shipments. Disruptions in the supply chain may be caused by various sources, including extreme weather, labor disputes, natural disasters, troop movements and military transports, and other sources. We generally provide services to a number of shippers with lean inventory business models who benefit from expedited service, but have found that many shippers also turn to expedited providers of transportation services such as us when their supply chain is disrupted to eliminate further delay in their supply chain.

We believe the globalization of manufacturing, shorter product cycles, and the trend towards a demand-driven supply chain has led to increased usage of third-party logistics providers, who specialize in managing all aspects of the supply chain for shippers and who have greater visibility and a better understanding of the total cost of the supply chain, including safety, security, and the ability to access thousands of transportation providers. If the trend towards increased supply chain management continues, we believe that providers such as ourselves will continue to benefit because of our specialized skill set and ability to manage supply chains on behalf of our customers.

Historically, we have achieved stronger gross profit margins in our owner-operator based ground expedited operations than in our third-party based ground operations and freight forwarding operations. As we execute on our strategy to expand our freight forwarding services, in order to benefit from the high growth and large size of this market as well as to further embed ourselves in customer’s supply chains, it is possible that any revenue growth in freight forwarding could be accompanied with higher purchased transportation costs, leading to diminished gross profit percentage. Our third-party and freight-forwarding operations, however, require less investment in personnel and involve less claims risk, because these costs are borne by other parties.

Non-asset based business model

Our non-asset based business model offers significant flexibility to expand without large capital investments and the opportunity to generate strong free cash flows. We obtain 100% of our network capacity from owner operators, third-party carriers, air freight carriers, ocean shipping lines and other transportation asset providers. These transportation asset providers supply revenue-generating equipment capacity and bear virtually all transportation-related expenses in exchange for a specified payment per shipment. Our model also offers our owner operators and third-party providers the incentives of business ownership to operate reliably, safely and productively. We do not have extensive terminal facilities, which also lowers our capital expenditures. In each of the past three years, our capital expenditures (excluding acquisitions) have been approximately one percent of revenues.

Key performance indicators

We use the following key performance indicators to evaluate our operating performance:

•

Average shipments per business day, meaning the total number of shipments during the relevant period divided by the total business days in the period, helps us keep track of business volumes and our effectiveness in converting sales opportunities into shipments;

•

Average revenue per shipment, meaning our total revenues in the referenced period divided by the total number of shipments and for which revenues were recognized over the same period, helps indicate our success in allocating our capacity to move compensatory shipments as well as the general level of rate changes;

•

Average number of employees, meaning our total number of employees at the end of each month during the relevant period divided by the number of months in such period, helps us keep track of productivity and overhead costs; and

•

Gross profit percentage, which is our revenues, minus purchased transportation costs, divided by revenues, indicates our success in managing transportation costs and our margin to cover all of our other costs;

The table below shows each of our key performance indicators for the years ended December 31, 2007, 2008 and 2009 and for the six month periods ended June 30, 2009 and 2010.

	Year ended December 31,			Six months ended June 30,
	2007	2008	2009	2009	2010

Average shipments per business day	868	757	687	600	737
Average revenue per shipment	$871	$995	$911	$894	$1,031
Average number of employees	319	368	341	345	364
Gross profit percentage	29.2%	28.6%	27.0%	26.0%	26.4%

We believe that thorough evaluation of these key performance indicators, together with a careful review of our financial statements and our overall results of operations, is useful in analyzing our financial and operating performance.

Non-cash expenses

In 2009, we incurred non-cash impairment charges aggregating $33.5 million. Impairment charges were recorded that reduced the carrying value of the goodwill and our Panther trade name by $28.1 million and $5.4 million, respectively. The indicators leading to the goodwill impairment charge included the significant decrease in operating results, a decrease in non-financial performance indicators and other macroeconomic factors.

We incur non-cash amortization related to the amortization of our finite-lived intangible assets. As a result of the acquisition of us by Fenway, our equity sponsor, a portion of the purchase price was allocated to our intangible assets based upon their fair market values. The finite-lived intangible assets, which include our proprietary information systems platform and our customer relationships, are being amortized using the straight-line method over estimated useful lives of seven years and eighteen years, respectively. In the years ended December 31, 2007, 2008, and 2009 our non-cash amortization charges on definite lived intangible assets totaled $7.8 million, $7.8 million, and $8.1 million, respectively. We expect this trend to continue for the next three years.

We incur non-cash charges in our personnel and related benefits line item related to equity compensation for grants made under our 2005 Equity Incentive Plan and 2010 Cash Incentive Plan. See “Executive compensation.” We recognized $0.7 million, $0.8 million, and $0.4 million in non-cash equity compensation expense in the years ended December 31, 2007, 2008 and 2009 respectively.

Acquisitions

On July 21, 2006, we acquired certain assets associated with the owner-operator based expedited freight transportation business of Con-way Expedite and Brokerage, a division of Con-way Inc. The acquisition of these assets from Con-way enabled us to expand our ground expedited footprint and customer base. In March 2007, we acquired Integres Global Logistics, Inc. The acquisition of Integres provided the foundation for our One CallSM Solution and our network optimization software. In October 2008, we purchased Elite Transportation Services, LLC, d/b/a Elite Logistics Worldwide, which enabled us to build a West Coast platform for our air freight forwarding business.

We have accounted for each of these acquisitions as a purchase and, accordingly, the results of operations of the acquired company have been included in our consolidated financial statements commencing on the dates of the respective acquisitions. The aggregate purchase price associated with the three transactions was $26.8 million and the aggregate goodwill and other intangible assets allocated to the three transactions was $22.0 million.

Expenses associated with this offering

In connection with this offering, we expect to incur the following non-recurring expenses.

•

In connection with entering into our New Credit Facility and the replacement of our Existing Credit Facility, we expect to incur non-cash interest expense of approximately $1.8 million of previously deferred financing fees that we would otherwise have amortized over the life of our Existing Credit Facility.

•

We expect that our personnel and related benefits will increase for the quarter in which this offering becomes effective as a result of non-cash equity compensation expense for equity grants that vest and are then exercisable upon an initial public offering. Assuming the consummation of this offering, we anticipate that stock compensation expense immediately recognized will be approximately $             million. We also expect to incur approximately $             in compensation expense as a result of              shares of common stock to be issued under our Cash Incentive Plan in connection with this offering. We also expect to incur approximately $             in other expenses as a result of              shares to be issued to directors under our Cash Incentive Plan in connection with this offering.

•	We expect to incur approximately $ as a termination fee in connection with terminating our Management Agreement with Fenway Partners, our equity sponsor.

See “Use of proceeds” for additional information.

Factors affecting comparability of future periods with historical periods

In connection with this offering, we expect the following to affect the comparability of our post-offering periods with our pre-offering periods.

•

We expect interest expense to decrease because of (1) the reduction of our total debt by approximately $             million with the estimated proceeds of this offering and (2) lower interest rates on our remaining debt based on the payoff of all existing debt facilities and execution of our New Credit Facility and the redemption and payoff of our 17% senior subordinated notes and Elite note. Our interest expense was approximately $14.0 million in

2009. As of June 30, 2010, assuming the application of estimated net proceeds of this offering as set forth in “Use of Proceeds” and the execution of the New Credit Facility, we expect our total indebtedness to be $             million, all outstanding under our New Credit Facility and our initial interest rate under the New Credit Facility to be             %.

•

We will no longer pay annual management fees to Fenway Partners, our equity sponsor. The Management Agreement provides that Fenway Partners is entitled to receive an annual management fee equal to the greater of (1) $1,500,000 per fiscal year or (2) 5.0% of EBITDA (as defined in the Management Agreement) for the immediately preceding fiscal year.

•

The redemption and conversion of our preferred stock and the preferred cumulative dividends associated therewith will, assuming we are profitable, increase the earnings available to our common stockholders.

•

We are a private company and are not currently required to prepare or file periodic and other reports with the SEC under the applicable U.S. federal securities laws or to comply with the requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act of 2002. Following this offering we will be required to implement additional corporate governance practices and to adhere to a variety of reporting requirements and accounting rules. Compliance with these and other Sarbanes-Oxley Act obligations will require significant time and resources from management and will increase our legal, insurance and financial compliance costs. We anticipate that we will incur approximately $1.5 million in additional annual legal, insurance and financial compliance costs related to Sarbanes-Oxley Act compliance and other public company expenses.

Revenues and expenses

Revenues

We primarily generate revenues by arranging for the transportation of freight using our owner operators and third-party carriers. The main factors that affect our revenues are the volume of freight shipped by customers, the nature of the specialized services we provide them and the freight rates we receive for the shipment. The most significant impact on our revenues is industry-wide shipping volumes. These factors are driven by, among other things, the general level of economic activity in North America, inventory levels, specific customer demand, import/export activity, industry-wide capacity and driver availability both in our owner-operator network and our network of third- party carriers. We generally pass through fuel surcharges billed to the customer. Amounts passed through are not recorded as revenues or expenses in our consolidated financial statements.

Expenses

None of our expenses are 100% variable or fixed, but our management generally categorizes expenses as primarily variable or primarily fixed when evaluating our financial performance.

Primarily variable expenses:

•

Purchased transportation.    Purchased transportation represents the amount we pay our owner operators or our third-party carriers to transport freight. We generally pay our owner operators on a per loaded mile basis for their services. Purchased transportation for brokerage services is based on a negotiated rate for each shipment transported. Purchased transportation is the largest component of our operating costs. This expense fluctuates based on market pricing and the mix between purchased transportation expense paid to our owner operators versus purchased transportation expense paid to third-party carriers (which generally equals a higher percentage of the associated revenues). We record the cost of purchased transportation and services in a manner that is consistent with revenue recognition. We believe that a combination of owner operator and third-party capacity allows us to better manage potential capacity shortages compared with many other non-asset based providers. We generally pay our owner operators a fixed rate per mile, which lessens our exposure to spot market increases in underlying transportation costs. Through our third-party carriers we gain capacity to service customers when we otherwise might not be able to do so. We attempt to accept these shipments only when our purchased transportation costs are covered or exceeded by the revenues we generate from such freight.

•

Insurance and claims.    Insurance and claims expense represent our insurance premiums and accruals we make for estimated payments for auto liability, physical damage and cargo claims within our self-insured retention amounts. Our claims expense generally varies with the volume of shipments that we handle. Fluctuations in our claims expense can occur based on developments in claims over time.

Primarily fixed expenses:

•

Personnel and related benefits.    Personnel and related benefits represent primarily the wages, benefits and payroll taxes of our workforce, including health coverage and workers’ compensation. While we believe this expense is primarily fixed, we do expect an increase in these costs if we are successful in growing our business.

•

Depreciation.    Deprecation relates to the depreciation of our property and equipment. We depreciate our property and equipment using the straight-line method over an estimated useful life of ten years for our telecommunications equipment, trailers and leasehold improvements and three to ten years for all other assets.

•

Amortization of intangibles.    Amortization of intangibles relates to the amortization of our finite-lived intangible assets. As a result of our acquisition of us by Fenway, our equity sponsor, a portion of the purchase price was allocated to our intangible assets based upon their fair market values. The finite-lived intangible assets, which include our proprietary information systems platform and our customer relationships, are being amortized using the straight-line method over estimated useful lives of seven years and eighteen years, respectively.

•

Other operating expenses.    Other operating expenses include the cost of trailer leases and maintenance, headquarters sales office rent, telecommunications expenses, utilities, management fees paid to our sponsor (which will cease contemporaneously with this offering) and other general and administrative expenses.

•

Interest expense.    Interest expense consists of the interest and amortization of deferred financing fees we incur under our various debt agreements and for the years ended December 31, 2009 and 2008 also includes interest expense and gain associated with our interest rate swap agreements. Additionally, during the year ended December 31, 2008, we changed to paying interest on our Existing Credit Facility at the base rate. As a result, the interest rate on the Existing Credit Facility no longer matched the interest rate on the related interest rate swaps and we discontinued cash flow hedge accounting and incurred certain related charges to interest expense as described below.

Results of operations

Six-month period ended June 30, 2010 compared to six-month period ended June 30, 2009

In the six months ended June 30, 2010 revenues and operating results improved significantly because of increased freight volumes over our network, improved pricing, and the scalability of our operating model. Increased freight volumes primarily resulted from increasing our sales force and network capacity as well as the economic recovery. Our key performance indicators were as follows:

•	average shipments per business day increased by 137, or 22.8%;
•	average revenue per shipment increased by $137 or 15.3%;
•	average number of employees increased by 19, or 5.5%; and
•	gross profit percentage improved by 40 basis points.

The following table sets forth the percentage relationship of certain line items to revenues for the periods indicated:

	Six months ended June 30,
	2009		2010
(in thousands)		% of Revenues		% of Revenues

Revenues	$66,397	100.0%	$95,009	100.0%

Operating expenses:
Purchased transportation	49,163	74.0%	69,927	73.6%
Personnel and related benefits	9,603	14.5%	11,760	12.4%
Insurance and claims	2,475	3.7%	2,016	2.1%
Depreciation	812	1.2%	703	0.7%
Amortization of intangibles	4,038	6.1%	4,038	4.3%
Goodwill and intangibles impairment	33,498	50.5%	—	—
Other operating expenses	5,773	8.7%	6,281	6.6%

Total operating expenses	105,362	158.7%	94,725	99.7%

Operating income (loss)	(38,965)	(58.7)%	284	0.3%
Interest expense and other	6,430	9.7%	7,952	8.4%

Loss before income taxes	(45,395)	(68.4)%	(7,668)	(8.1)%
Income tax benefit	(7,639)	(11.5)%	(2,776)	(2.9)%

Net loss	$(37,756)	(56.9)%	$(4,892)	(5.2)%

Revenues.    Revenues increased by $28.6 million, or 43.1%, to $95.0 million in the six months ended June 30, 2010 from $66.4 million in the six months ended June 30, 2009. The increase in revenues was primarily the result of a 22.8% increase in average shipments per business day, to 737 per day in the six months ended June 30, 2010 from 600 per day in the six months ended June 30, 2009, primarily attributable to an increase in the size and expertise of our sales force. Additionally, our average revenue per shipment increased by 15.3% to $1,031 per shipment in the 2010 period, which was attributable to a focused effort to improve pricing based on market fundamentals, new approaches taken for smaller customers or customers who purchase less frequently and an upgraded team that focuses on pricing with our sales force.

Purchased transportation.    Purchased transportation costs increased by $20.8 million, or 42.2%, to $69.9 million in the six months ended June 30, 2010 from $49.2 million in the six months ended June 30, 2009. The increase in purchased transportation was caused by the increase in average shipments per business day. Our gross profit percentage improved by 40 basis points to 26.4% in the six months ended June 30, 2010 from 26.0% in the six months ended June 30, 2009 because we pay our owner operators an established rate per mile while our average revenue per shipment increased which more than offset higher payments to third-party carriers as a result of tightening capacity in the spot market.

Personnel and related benefits.    Personnel and related benefits increased by $2.2 million, or 22.5%, to $11.8 million in the six months ended June 30, 2010 from $9.6 million in the six months ended June 30, 2009 due to increasing the size of our sales force, recording higher incentives based on our improved results, and adding operations personnel to handle the current and expected increase in business. We posted an improvement from a percentage of revenues perspective as a result of the continued ability of our technology platform to handle increased shipment levels without the addition of a proportionate number of personnel. Our headcount increased by 5.5% to 364 employees for the six months ended June 30, 2010 from 345 for the six months ended June 30, 2009.

Insurance and claims.    Insurance and claims expenses decreased by $0.5 million to $2.0 million in the six months ended June 30, 2010 from $2.5 million in the six months ended June 30, 2009, primarily as a result of decreased frequency and severity of claims. Insurance and claims as a percentage of revenues decreased to 2.1% in the six months ended June 30, 2010 from 3.7% in the six months ended June 30, 2009.

Depreciation.    Depreciation expense decreased to $0.7 million in the six months ended June 30, 2010 from $0.8 million in the six months ended June 30, 2009. Depreciation as a percentage of revenues decreased to 0.7% in the six months ended June 30, 2010 from 1.2% in the six months ended June 30, 2009.

Amortization of intangibles.    Amortization expense remained constant between periods. Amortization as a percentage of revenues decreased to 4.3% in the six months ended June 30, 2010 from 6.1% in the six months ended June 30, 2009, as revenues increased.

Goodwill and intangibles impairment.    Goodwill and intangibles impairment was $33.5 million in the six months ended June 30, 2009. Impairment charges were recorded reducing the carrying value of our goodwill and trade name by $28.1 million and $5.4 million, respectively. There was no impairment recorded in the six months ended June 30, 2010.

Other operating expenses.    Other operating expenses increased by $0.5 million, or 8.8%, to $6.3 million in the six months ended June 30, 2010 from $5.8 million in the six months ended June 30, 2009. Other operating expenses as a percentage of revenues decreased to 6.6% in the six months ended June 30, 2010 from 8.7% in the six months ended June 30, 2009, as revenues increased.

Interest expense.    Interest expense increased by $1.5 million to $8.0 million from $6.5 million in the six months ended June 30, 2010 compared to the six months ended June 30, 2009. This increase was the result of higher debt levels and higher interest rates related to our debt amendment in the fourth quarter of 2009. As a percentage of revenues, interest expense declined to 8.4% of revenues from 9.7%.

Income tax benefit.    Our income tax benefit declined from $7.6 million in the six months ended June 30, 2009 to $2.8 million in the six months ended June 30, 2010. Our effective tax rate increased from 16.8% of our pretax loss for the six months ended June 30, 2009 to 36.2% for the six months ended of June 30, 2010. The increase is the result of the permanent tax difference in 2009 from the goodwill and intangible impairment.

Year ended December 31, 2009 vs. year ended December 31, 2008

In 2009, revenues declined significantly due to reduced freight volumes and the lower prices associated with the global economic recession. Freight volumes began to improve in the fourth quarter, but not enough to offset weakness in the first three quarters. Our key performance indicators were as follows:

•	average shipments per business day declined by 70, or 9.3%;
•	average revenue per shipment declined by $84 or 8.4%;
•	average number of employees declined by 27 or 7.3%; and
•	gross profit percentage decreased by 160 basis points.

Overall, consolidated revenues declined $32.1 million. During 2009, we did not reduce the payment per mile to our owner operators or certain other costs associated with the development of our business to the same extent as the decline in our overall revenues. In particular, we did not decrease benefits, reduce salaries, cease 401(k) matches, end bonuses, or furlough our employees. This resulted in decreased margins in the short term but, we believe, better positions us for the long term.

The following table sets forth the percentage relationship of certain line items to revenues for the periods indicated:

	Year ended December 31,
	2008		2009
(in thousands)		% of Revenues		% of Revenues

Revenues	$189,961	100.0%	$157,832	100.0%
Operating expenses:
Purchased transportation	135,612	71.4%	115,279	73.0%
Personnel and related benefits	19,394	10.2%	19,159	12.1%
Insurance and claims	3,211	1.7%	6,213	3.9%
Depreciation	1,179	0.6%	1,579	1.0%
Amortization of intangibles	7,827	4.1%	8,077	5.1%
Goodwill and intangibles impairment	—	0.0%	33,498	21.2%
Other operating expenses	12,637	6.7%	12,150	7.7%

Total operating expenses	179,860	94.7%	195,955	124.2%

Operating income (loss)	10,101	5.3%	(38,123)	(24.2)%
Internet expense and other	12,411	6.5%	13,932	8.8%

Loss before income taxes	(2,310)	(1.2)%	(52,055)	(33.0)%
Income tax benefit	(213)	(0.1)%	(8,761)	(5.6)%

Net loss	$(2,097)	(1.1)%	$(43,294)	(27.4)%

Revenues.    Revenues decreased by $32.1 million, or 16.9%, to $157.8 million in the year ended December 31, 2009 from $190.0 million in the year ended December 31, 2008. The decrease in revenues was primarily the result of a 9.3% decrease in average shipments per business day to 687 in the year ended December 31, 2009 from 757 in the year ended December 31, 2008. This was primarily attributable to the recession and reduced shipment activity in the economy. This was further compounded by an 8.4% decrease in average revenue per shipment to $911 per shipment in the year ended December 31, 2009 from $995 in the year ended December 31, 2008, which was primarily attributable to significant rate pressure from competitive pricing in our markets.

Purchased transportation.    Purchased transportation costs decreased by $20.3 million, or 15.0%, to $115.3 million in the year ended December 31, 2009 from $135.6 million in the year ended December 31, 2009. The decrease in purchased transportation was caused by the decrease in average shipments per business day. Our gross profit percentage decreased by 160 basis points to 27.0% in the year ended December 31, 2009 from 28.6% in the year ended December 31, 2008, because we pay our owner operators an established rate per mile, which was covered less effectively by lower average revenue per shipment.

Personnel and related benefits.    Personnel and related benefits decreased by $0.3 million to $19.2 million in the year ended December 31, 2009 from $19.4 million in the year ended December 31, 2008. Our 7.3% decrease in average number of employees was largely offset by late year hiring that expanded our sales and operations capability in preparation for improving volumes. Personnel and related benefits expense as a percentage of revenues increased to 12.1% in the year ended December 31, 2009 from 10.2% in the year ended December 31, 2008. This was primarily because lower revenue less effectively covered this primarily fixed expense.

Insurance and claims.    Insurance and claims expenses increased by $3.0 million, or 93.5%, to $6.2 million in the year ended December 31, 2009 from $3.2 million in the year ended December 31, 2008. Insurance and claims as a percentage of revenues increased to 3.9% in the year ended December 31, 2009 from 1.7% in the year ended December 31, 2008. In 2009, there was a decrease in the frequency of our claims and no change in the severity of our claims, however there was a $1.4 million increase in our reserves for prior year claims as some of our historical claims experienced adverse development.

Depreciation.    Depreciation expense increased by $0.4 million to $1.6 million in the year ended December 31, 2009 from $1.2 million in the year ended December 31, 2008. Depreciation as a percentage of revenues increased to 1.0% in the year ended December 31, 2009 from 0.6% in the year ended December 31, 2008, primarily because lower revenues less effectively covered this fixed cost.

Amortization of intangibles.    Amortization expense increased by $0.3 million to $8.1 million in the year ended December 31, 2009 from $7.8 million in the year ended December 31, 2008. Amortization as a percentage of revenues increased to 5.1% in the year ended December 31, 2009 from 4.1% in the year ended December 31, 2008. The increase in amortization was the result of a full year of amortization expense associated with the acquisition of Elite in 2008.

Goodwill and intangibles impairment.    Goodwill and intangibles impairment was $33.5 million in the year ended December 31, 2009. Impairment charges were recorded reducing the carrying value of our goodwill and trade name by $28.1 million and $5.4 million, respectively. There was no impairment recorded in the year ended December 31, 2008.

Other operating expenses.    Other operating expenses decreased by $0.4 million, or 3.2%, to $12.2 million in the year ended December 31, 2009 from $12.6 million in the year ended December 31, 2008. Other operating expenses as a percentage of revenues increased to 7.7% in the year ended December 31, 2009 from 6.7% in the year ended December 31, 2008, primarily because lower revenues less effectively covered this fixed cost.

Interest expense.    Interest expense increased by $1.3 million, to $14.0 million in the year ended December 31, 2009 from $12.7 million in the year ended December 31, 2008. Interest expense as a percentage of revenues increased to 8.9% in the year ended December 31, 2009 from 6.7% in the year ended December 31, 2008 because of higher debt balances, higher interest rates related to an amendment in the fourth quarter of 2009 and lower revenues. Interest expense for the years ended December 31, 2009 and 2008 also include $1.5 million and $0.7 million, respectively, of additional deferred financing fees that we recognized in connection with amendments to our debt agreements. In 2008 we wrote off unamortized deferred financing costs of $1.2 million related to our Existing Credit Facility. As of December 31, 2009 and 2008 we had deferred financing fee balances of $2.4 million and $1.8 million respectively. In addition, interest expense includes charges of $(0.3) million and $1.0 million for the years ended December 31, 2009 and 2008, respectively. These charges to interest expense were necessary when we changed to paying interest on our existing senior secured facility at a prime rate in 2008 and, as a result, the interest rate on our Existing Credit Facility no longer matched the interest rate of our related interest rate swap agreements. The $(0.3) million recorded in interest expense in 2009 was comprised of $(0.7) million representing the change in value of the swap from December 31, 2008 to December 31, 2009 and $0.4 million from the amortization of the value which existed on our consolidated balance sheets at the time the swap became ineffective.

Income tax benefit.    Income tax benefit was $8.8 million in the year ended December 31, 2009. The income tax benefit is primarily the result of our loss before income tax increasing to $52.1 million in the year ended December 31, 2009 as compared to $2.3 million in the year ended December 31, 2008. In the year ended December 31, 2009, our deferred state tax benefit was impacted by an increase in our weighted average state tax rate. The change was caused primarily due to an increased proportion of business activity allocated to California as a result of the Elite acquisition. Furthermore, we experienced a permanent difference in our tax benefit of $9.6 million relating to the impairment of goodwill in 2009.

As a result of the foregoing, net loss increased by $41.2 million, to $43.3 million in the year ended December 31, 2009 from $2.1 million in the year ended December 31, 2008.

Year ended December 31, 2008 vs. year ended December 31, 2007

In 2008, revenues were flat due to the slowdown in the economy. Revenues in the first three quarters of 2008 was improved over 2007, but there was a sharp drop off in volumes in the fourth quarter that countered the growth in the first three quarters. Our key performance indicators were as follows:

•	average shipments per business day declined by 111, or 12.8%;
•	average revenue per shipment increased by $124 or 14.2%;
•	average number of employees increased by 50 or 15.6%; and
•	gross profit percentage decreased by 60 basis points.

The following table sets forth the percentage relationship of certain line items to revenues for the periods indicated:

	Year ended December 31,
	2007		2008
(in thousands)		% of Revenues		% of Revenues

Revenues	$190,293	100.0%	$189,961	100.0%
Operating expenses:
Purchased transportation	134,707	70.8%	135,612	71.4%
Personnel and related benefits	18,466	9.7%	19,394	10.2%
Insurance and claims	3,935	2.1%	3,211	1.7%
Depreciation	865	0.5%	1,179	0.6%
Amortization of intangibles	7,840	4.1%	7,827	4.1%
Other operating expenses	12,382	6.5%	12,637	6.7%

Total operating expenses	178,195	93.7%	179,860	94.7%

Operating income	12,098	6.3%	10,101	5.3%
Interest expense and other	11,203	5.9%	12,411	6.5%

Loss before income taxes	895	0.4%	(2,310)	(1.2)%
Income tax provision (benefit)	815	0.4%	(213)	(0.1)%

Net loss	$80	0.0%	$(2,097)	(1.1)%

Revenues.    Revenues were flat overall between the year ended December 31, 2008 and December 31, 2007. Volumes declined despite the 2008 acquisition of Elite Transportation Services, LLC the fourth quarter of 2008. Average shipments per business day decreased to 757 in the year ended December 31, 2008 to 868 in the year ended December 31, 2007. This volume decline was offset by increased rates as evidenced by the 14.2% improvement in average revenue per shipment to $995 for the year ended December 31, 2008 from $871 for the year ended December 31, 2007 driven primarily by an increase in the length of haul as we generally charge by the mile.

Purchased transportation.    Purchased transportation costs increased by $0.9 million, or 0.7%, to $135.6 million in the year ended December 31, 2008 from $134.7 million in the year ended December 31, 2007. As a percentage of revenue, purchased transportation increased 0.6% because of increased use of third party carriers. Our gross profit percentage decreased by 60 basis points to 28.6% in the year ended December 31, 2008 from 29.2% in the year ended December 31, 2007.

Personnel and related benefits.    Personnel and related benefits increased by $0.9 million, or 5.0%, to $19.4 million in the year ended December 31, 2008 from $18.5 million in the year ended December 31, 2007. Personnel and related benefits as a percentage of revenues increased to 10.2% in the year ended December 31, 2008 from 9.7% in the year ended December 31, 2007. The increase in personnel and related benefits was the result of a 15.6% increase in the average number of employees to 368 in the year ended December 31, 2008 from 319 in the year ended December 31, 2007.

Insurance and claims.    Insurance and claims expenses decreased by $0.7 million, or 18.4%, to $3.2 million in the year ended December 31, 2008 from $3.9 million in the year ended December 31, 2007. Insurance and claims as a percentage of revenues decreased to 1.7% in the year ended December 31, 2008 from 2.1% in the year ended December 31, 2007. The decrease is primarily the result of a decrease in the frequency and severity of claims in the year ended December 31, 2008.

Depreciation.    Depreciation expense increased by $0.3 million to $1.2 million in the year ended December 31, 2008 from $0.9 million in the year ended December 31, 2007. Depreciation as a percentage of revenues increased to 0.6% in the year ended December 31, 2008 from 0.5% in the year ended December 31, 2007.

Amortization of intangibles.    Amortization expense was $7.8 million in the years ended December 31, 2008 and December 31, 2007. Amortization as a percentage of revenues was 4.1% in the years ended December 31, 2008 and December 31, 2007.

Other operating expenses.    Other operating expenses increased by $0.3 million, or 2.1%, to $12.6 million in the year ended December 31, 2008 from $12.4 million in the year ended December 31, 2007. Other operating expenses as a percentage of revenues increased to 6.7% in the year ended December 31, 2008 from 6.5% in the year ended December 31, 2007.

Interest expense.    Interest expense increased by $1.4 million, to $12.7 million in the year ended December 31, 2008 from $11.3 million in the year ended December 31, 2007. Interest expense as a percentage of revenues increased to 6.7% in the year ended December 31, 2008 from 6.0% in the year ended December 31, 2007. In October of 2008 we amended our Existing Credit Facility in connection with our purchase of Elite Transportation Services, LLC d/b/a elite Logistics Worldwide and wrote off unamortized deferred financing costs of $1.2 million which is recorded in interest expense. As of December 31, 2008 and 2007 we had deferred financing fee balances of $1.8 million and $3.0 million respectively.

Income tax benefit.    Income tax benefit was $0.2 million in the year ended December 31, 2008. The income tax benefit is primarily the result of our loss before income taxes increasing to $2.3 million in the year ended December 31, 2008 as compared to income before income taxes of $0.9 million in the year ended December 31, 2007. In the year ended December 31, 2008, our deferred state tax benefit was impacted by an increase in our weighted average state tax rate. The increase was caused primarily due to an increased proportion of business activity allocated to California as a result of the Integres and Elite acquisitions.

As a result of the foregoing, net loss was $2.1 million in the year ended December 31, 2008 as compared to net income of $80,000 in the year ended December 31, 2007 and Adjusted EBITDA decreased to $23.1 million in the year ended December 31, 2008 from $25.1 million in the year ended December 31, 2007.

Liquidity and capital resources

Over the past three years, our primary sources of cash have been cash flow generated from operations, borrowings under our Existing Credit Facility, sales of subordinated notes, sales of preferred stock, and trailer operating leases. Our principal uses of cash have been to fund working capital, debt service, acquisitions and capital expenditures. We also require letters of credit to support our insurance programs. Cash required to fund capital expenditures has been minimal, averaging approximately one percent of revenues in each of the past three years. At June 30, 2010, we had $0.1 million in cash and cash equivalents, $19.3 million in working capital deficit and $5.0 million of borrowing availability under our Existing Credit Facility.

We intend to use all of the net proceeds of this offering to repay approximately $             outstanding under our Existing Credit Facility, redeem all of our outstanding 17% senior subordinated notes for $            , pay the note payable to the sellers of Elite Transportation Services, LLC, d/b/a Elite Logistics Worldwide, for $            , pay $             as a management

agreement termination fee payable to Fenway Partners, pay $                 of dividends accumulated on cumulative preferred stock and to repurchase              shares of our preferred stock for $            . As a result, immediately following this offering, we will not have any outstanding debt except for the approximately $             million of estimated borrowings under the New Credit Facility. Assuming the application of net proceeds as described above, on an as adjusted basis, at June 30, 2010, we would have had $             million in cash and cash equivalents, $             million in working capital and $             million of borrowing availability under our anticipated New Credit Facility.

We had a working capital deficit of $19.3 million at June 30, 2010, which was a decrease of $32.0 million from December 31, 2009. This change was primarily due to an increase of $31.1 million in current maturities of long-term debt. From December 31, 2009 to June 30, 2010 our accounts receivables aging over 90 days decreased from approximately 7.0% to 3.5%. As of December 31, 2008 and 2009 we had a working capital surplus of $13.5 million and $13.6 million, respectively.

Following the offering, we expect that cash generated from operating activities and availability under our New Credit Facility will be our principal sources of liquidity. Consistent with our historical experience, we anticipate that our annual maintenance capital expenditures will, on average, remain less than one percent of consolidated revenues for the foreseeable future. Based on our current level of operations we believe that our cash flows from operations and available borrowings under our New Credit Facility will be adequate to meet our liquidity needs for at least the next 12 months. Over the long-term, we will have capital requirements for general corporate needs, which may require us to seek additional borrowings, lease financing or equity capital. The availability of financing or equity capital will depend upon our financial condition and results of operations as well as prevailing market conditions.

Cash flows

Our summary statements of cash flows information for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010 is set forth in the table below:

	Years ended December 31,			Six months ended June 30,
(dollars in thousands)	2007	2008	2009	2009	2010

				(unaudited)
Net cash provided by operating activities	$10,372	$4,407	$1,172	$3,666	$968
Net cash used in investing activities	$(7,743)	$(6,638)	$(778)	$(406)	$(787)
Net cash (used in) provided by financing activities	$(3,001)	$2,760	$(2,153)	(3,356)	$(500)

Operating activities

Net cash provided by operating activities was $1.0 million in the six-month period ended June 30, 2010 compared to $3.7 million in the six-month period ended June 30, 2009, representing a decrease of $2.7 million, and consisted of a $4.9 million net loss, plus $4.7 million of non-cash items consisting primarily of amortization of intangibles and interest expense payable in kind, plus $1.1 million of net cash used for working capital purposes and other activities.

Net cash provided by operating activities was $1.2 million for the year ended December 31, 2009, compared to $4.4 million for the year ended December 31, 2008, representing a decrease of

$3.2 million, and consisted of a $43.3 million net loss, plus $39.5 million of non-cash items consisting primary of goodwill and intangibles impairment and depreciation and amortization plus, $4.9 million of net cash provided by working capital changes.

Net cash provided by operating activities was $4.4 million in the year ended December 31, 2008, compared to $10.4 million in the year ended December 31, 2007, representing a decrease of $6.0 million, and consisted of a $2.1 million net loss, plus $11.5 million of non-cash items consisting primary of depreciation and amortization, less $5.0 million of net cash used for working capital purposes and other activities.

Investing activities

Net cash used in investing activities primarily consists of additions to property and equipment, proceeds from the sale of fixed assets and acquisition costs. Net cash used in investing activities was $0.8 million in the six-month period ended June 30, 2010 compared to $0.4 million in the six-month period ended June 30, 2009. There were no acquisitions in either period. The increase was primarily attributable to additions to property and equipment in the 2010 period.

Net cash used in investing activities was $0.8 million in the year ended December 31, 2009 compared to $6.6 million in the year ended December 31, 2008, representing a decrease of $5.9 million. Net cash invested in acquisitions was zero in 2009 compared with $4.8 million in 2008 used for the acquisition of Elite Transportation Services, LLC d/b/a elite Logistics Worldwide. The remaining decrease was primarily attributable to decreased investment in property and equipment.

Net cash used in investing activities was $6.6 million in the year ended December 31, 2008 compared to $7.7 million in the year ended December 31, 2007, representing a decrease of $1.1 million. Net cash used in acquisitions was $4.8 million in 2008 compared with $6.3 million in 2007, primarily attributable to decreased investment in property and equipment.

Financing activities

Net cash used in, or provided by, financing activities relates to proceeds from the issuances of stock, financing fees and payments and borrowings on our credit facilities.

Net cash used in financing activities was $0.5 million in the six-month period ended June 30, 2010 and $3.4 million in the six-month period ended June 30, 2009. The decrease was primarily attributable to $2.4 million in debt repayments in the six-month period ended June 30, 2009.

We acquired Integres Global Logistics, Inc. for $6.3 million in 2007 and Elite Transportation Services, LLC for $9.2 million in 2008 requiring us to finance these purchases with long term debt during the respective periods.

In conjunction with our amendments to our senior security facility in 2009, we issued an additional $10.1 in senior subordinated notes to pay down $8.9 million of our term loan and $1.9 million of our revolving loan balance. We also paid financing fees of $1.5 million and increased our interest rates on each of our debt agreements.

Material debt agreements

Overview

As of June 30, 2010 we had approximately $113.9 million of outstanding indebtedness, including the following: (1) $64.3 million under our Existing Credit Facility, (2) $46.5 million in senior subordinated notes, and (3) $3.1 million payable to the sellers of Elite Logistics Services, LLC. We expect to retire approximately $             million of such obligations with net proceeds of this offering and to refinance the remaining $             million under a New Credit Facility. See “Use of proceeds.”

Existing credit facility

Our Existing Credit Facility consists of a $64.3 million term loan, a $5.0 million revolving credit facility and a letter of credit facility of up to $2.0 million. The revolving credit facility is subject to a borrowing base limitation of 85% of eligible accounts receivable, less any outstanding letter of credit balances. Our Existing Credit Facility matures on December 31, 2011.

The Existing Credit Facility is secured by substantially all of our assets and contains covenants restricting, among other things, the incurrence of additional indebtedness and the making of certain payments, including dividends. We must also fulfill financial covenants relative to capital expenditure limits, senior indebtedness, interest coverage and overall indebtedness, all of which we were in compliance with at June 30, 2010.

Interest on the term loan is payable monthly and accrues, at our option, at either a LIBOR based interest rate plus an applicable margin of 6.25% or a Prime based interest rate plus an applicable margin of 5.0%, both subject to a 3% floor. Principal payments are due on a quarterly basis based on an agreed-upon payment schedule beginning on March 31, 2011. Borrowings under the revolving credit line facility are substantially all Prime-based rates of 9.25% including the applicable margin, as of June 30, 2010.

In March and June of 2009, we were not in compliance with financial covenant requirements under our Existing Credit Facility relating to our senior leverage ratio, fixed charge coverage ratio and interest coverage ratio for the twelve-month periods ending March 31 and June 30, 2009, which led to the amendment of our Existing Credit Facility in August of 2009.

The Existing Credit Facility will be fully repaid and replaced with the proceeds of this offering and borrowings under our new Credit Facility.

Senior subordinated notes

We have issued $46.5 million in unsecured senior subordinated notes which mature on July 31, 2012, which we intend to retire with proceeds of this offering. $25.1 million was issued in January 2006. In conjunction with the amendments to our senior secured facility in 2009, we issued an additional $10.1 million in senior subordinated notes to pay down $2.6 million of our revolving loan balance and $6.5 million of our term loan. Additionally, in conjunction with the amendment, we issued warrants to purchase 502,689 shares of common stock at $0.1 per share. We expect holders of the warrants will exercise such warrants in connection with the offering. See “Description of common stock.”

These notes incur interest at the rate of 17% per year. Interest on all the senior subordinated notes is payable by way of increasing the principal amount of the notes through December 31, 2010. After this date, we have the option to either pay the interest in cash or to increase the principal amount of the notes.

Elite note payable

We issued a $3.0 million note payable to the sellers of Elite Transportation Services, LLC, d/b/a Elite Logistics Worldwide, LLC, which we intend to retire with proceeds of this offering. In connection with the August 2009 amendment to our Existing Credit Facility, restrictions were placed on the repayment of this note until such time as we meet a defined financial threshold. The note, originally non-interest bearing through its original due date of January 31, 2010, began to accrue interest at 9.0% per annum from its due date until such time the restriction is lifted and the note can be paid. Interest is payable by way of increasing the principal amount of the notes. As of June 30, 2010, the note payable balance was $3.1 million.

New credit facility

We expect to enter into a new senior credit facility contemporaneously with the closing of this offering.

Off balance sheet arrangements

We lease certain assets, primarily trailers and real estate facilities, under operating leases, which expire at various dates through February 2015. For the year ended December 31, 2009 amounts expensed under leases totaled $2.3 million. The assets financed under operating leases are not carried on our consolidated balance sheets and lease payments in respect of such equipment are reflected in our consolidated statements of operations in the line item “Other operating expenses.”

Contractual obligations and commitments

At December 31, 2009 our obligations and commitments to make payments under contracts, such as debt and lease agreements, were as follows (in millions):

	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total

Senior subordinated notes(1)	$—	$42.8	$—	$—	$42.8
Existing Credit Facility—revolving(2)	0.5	—	—	—	0.5
Existing Credit Facility—term(2)	1.3	63.0	—	—	64.3
Elite note	3.0	—	—	—	3.0
Operating leases(3)	1.7	3.0	1.8	0.1	6.7

Total	$6.5	$108.8	$1.8	$0.1	$117.3

(1)	Reflects principal and interest.

(2)	Borrowings under our Existing Credit Facility include interest at an assumed rate of 9.25% for the revolving portion of our Existing Credit Facility and 9.25% for the term portion of our Existing Credit Facility, the rates in effect as of December 31, 2009. Interest under our Existing Credit Facility fluctuates as described in “Material Debt Agreements” above.

(3)	Operating leases primarily include the lease of our trailers and real estate.

The summary of obligations and commitments above does not reflect obligations under our management agreement with Fenway Partners which will be terminated prior to the completion of this offering and does not reflect the use of proceeds from this offering or borrowings under our New Credit Facility.

The following table sets forth our contractual obligations as of December 31, 2009 on a pro forma basis for this offering and the application of the net proceeds as set forth in “Use of proceeds.”

	Less than 1 year	1–3 years	3-5 years	More than 5 years	Total

New Credit Facility—revolving(1)
New Credit Facility—term(1)
Operating leases(2)

Total	$	$	$	$	$

(1)	Does not include interest because interest rate is expected to be variable.

(2)	Operating leases primarily include the lease of our trailers and real estate.

Seasonality

Our operations can be affected by seasonal events, which can be positive or negative. In winter months, shipments frequently decline because of post-holiday slowdowns but can be subject to short term increases based on weather events. In summer, plant shutdowns typically affect automotive and manufacturing shipments, but hurricanes and other weather events can cause increases.

Inflation

Inflation can potentially have a negative effect on our cost structure. Our owner operators and third-party carriers are responsible for purchasing their own fuel and any fuel surcharges we receive under contractual arrangements are passed on to our owner operators and third-party carriers and are not included in either our revenues and expenses. For that reason, increases in fuel prices over the past several years have not had a direct negative effect on us, but may have a negative impact on our owner operators and third-party carriers, which in turn may negatively impact us. See the risk factor titled “Increases in fuel prices could affect the availability and cost of owner operators.” under the section titled “Risk factors” for a further discussion of how increase in the price of commodities such as energy and fuel may impact us.

Quantitative and qualitative disclosure about market risk

We are exposed to changes in interest rates as a result of our financial activities, primarily our borrowings under our Existing Credit Facility. Borrowings under our credit agreement bear interest at variable rates based on a LIBOR or Prime margin pricing grid adjusted annually, based on our leverage ratio, which under our Existing Credit Agreement is generally defined as our total indebtedness (as adjusted under the existing credit agreement) divided by Adjusted EBITDA. The interest rate in effect at June 30, 2010 was 9.25% After the completion of the offering, we expect to have materially less debt and expect that all of our debt would bear interest at a variable rate.

We have entered into an interest rate swap agreement for the purpose of hedging variability of interest expense and interest payments on long-term variable rate debt. Our strategy was to use pay-fixed/receive-variable interest rate swaps to reduce our aggregate exposure to interest rate risk. These derivative instruments were not entered into for speculative purposes. As of December 31, 2009, we had an interest rate contract outstanding with an underlying notional amount of $30.0 million (requiring interest to be paid at 4.6% and maturing August 30, 2010). At December 31, 2009 we have recorded a liability of $954,000 representing the fair value of the interest rate contract and it is included in “Other long-term liability” on the consolidated balance sheet.

During the year ended December 31, 2008, we changed to paying interest on our Existing Credit Facility at the base rate. As a result, the interest rate on the Existing Credit Facility no longer matched the interest rate of the related interest rate swaps. As a result, we discontinued cash flow hedge accounting and recorded a loss of $297,000 and a gain of $978,000 respectively, in interest expense during the years ended December 31, 2009 and 2008. The loss of $297,000 recorded in interest expense in 2009 is comprised of a loss of $714,000 representing the change in value of the swap from December 31, 2008 to December 31, 2009 and $417,000 from the amortization of the value which existed on the consolidated balance sheets at the time the swap became ineffective. After August 30, 2010, borrowings under our existing credit agreement will have variable rates and all swaps will have expired, thus we will have greater exposure to the risk of interest rate increases.

A 100 basis point increase or decrease in the prime rate of interest would have increased or decreased our interest expense, as applicable, by $0.7 million for the year ended December 31, 2009.

Critical accounting policies

Estimated cost of self-insurance claims.    We are generally self-insured for losses and liabilities related primarily to trucker’s liability and general liability claims. We utilize commercial insurance as a risk mitigation strategy with respect to catastrophic losses. Our retention for liability is $750,000 per event. Ultimate losses are recorded based on estimates of the aggregate liability for claims incurred using assumptions followed in the insurance industry. The self-insurance accruals include claims for which the ultimate losses will develop over a period of years. The accruals also are affected by changes in the number of new claims incurred and claim severity. The methods for estimating the ultimate losses and the total costs of claims at December 31, 2009 were determined by external consulting actuaries. The resulting accruals are reviewed by management and any adjustments arising from changes in estimates are reflected in the statement of operations currently. We have not had any material adjustments as a result of differences between these estimates and actual results in the periods presented. The self-insurance accruals are based on estimates and while we believe that the amounts recorded are adequate, the ultimate claims may be in excess of or less than the amounts recorded. We do not have any current expectations as to future changes in the estimates used to determine our self-insurance accruals. A 1% increase (decrease) in our self-insurance accrual for the six-month periods ended June 30, 2010 or the year ended December 31, 2009 would not result in a material increase or decrease in net income for such periods.

Allowance for doubtful accounts.    We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts. Our estimate is based on historical collection experience and a review of the current status of trade accounts receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have not had any material adjustments as a result of differences between our estimates of uncollectible accounts and actual results in the periods presented. We do not have any current expectations as to future changes in these estimates. A 1% increase (decrease) in our allowance for doubtful accounts for the six-month period ended June 30, 2010 or the year ended December 31, 2009 would not result in a material increase (decrease) in net income for such periods.

Goodwill represents the excess of the purchase price over the fair market value of the net assets of the acquired business. The Company reviews goodwill and other intangible assets with indefinite lives for impairment on an annual basis, or more frequently if events or circumstances indicate that the carrying amount of an asset may not be recoverable. The goodwill asset impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using both market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The impairment analysis with respect to indefinite lived assets includes comparing the estimated fair value of the indefinite lived asset to its carrying value. Where the fair value is less than its carrying value, the indefinite lived asset is considered impaired and written down to its estimated fair value. The Company conducted its impairment test as of June 30, 2009, which resulted in a non-cash goodwill impairment charge of $28,098 and a non-cash impairment charge related to other intangible assets with indefinite lives of $5,400. This charge is recorded under the caption “Goodwill and intangibles impairment” on the Consolidated Statements of Operations.

Long-lived assets with depreciable or amortizable lives.    We review our long-lived assets for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Recent issued financial accounting standards

In 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification, which establishes a sole source of U.S. authoritative generally accepted accounting principles (GAAP). The Codification is meant to simplify user access to all authoritative accounting standards by reorganizing U.S. GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting standards. Pursuant to the provisions of the Codification, the Company has updated references to U.S. GAAP in these consolidated financial statements. The adoption of the Codification did not have an effect on our financial position, results of operations or cash flows.

In December 2007, the FASB revised the authoritative guidance for business combinations. The guidance, as prescribed by ASC 805, Business Combinations (ASC 805), changes how an entity accounts for the acquisition of a business. While ASC 805 retains the requirement to account for all business combinations using the acquisition method, the new guidance applies to a wider range of transactions or events and requires, in general, acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed and noncontrolling ownership interests held in the acquiree, among other items. The revised guidance eliminates the cost-based purchase method previously allowed under U.S. GAAP. The revised guidance also introduced changes to certain provisions of the authoritative guidance related to income tax accounting. For acquisitions undertaken after the adoption of the revised guidance, the release of a valuation allowance related to pre-acquisition net operating losses are now being reported as a reduction to income tax expense. Similarly, adjustments to uncertain tax positions made after the acquisition date are now recorded in the statements of operations. The Company adopted ASC 805 on January 1, 2009. The adoption did not have an impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued authoritative guidance regarding fair value measurements and disclosure regarding measuring the fair value of assets and liabilities. The guidance applies to other accounting pronouncements that require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. In February 2008, the FASB deferred the effective date of this guidance for one year for nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

We assess the inputs used to measure fair value using a three-tier hierarchy. The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability.

In March 2008, the FASB issued guidance regarding disclosures about derivative instruments and hedging activities. This guidance requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The company adopted this guidance for the year ended December 31, 2009.

The FASB issued subsequent events guidance, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The guidance also indicates the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, as well as the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted this guidance effective for the year ending December 31, 2009. The adoption of this guidance had no impact on our financial statements as of December 31, 2009.

In January 2010, the FASB issued ASU No. 2010-06 (ASU 2010-06), Improving Disclosures about Fair Value Measurements. ASU 2010-06 provides amendments to ASC Topic 820, (ASC 820), Fair Value Measurements and Disclosures, that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements in addition to the presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements. ASU 2010-06 also provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation, and inputs and valuation techniques. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. As ASU 2010-06 only requires enhanced disclosures, the Company’s adoption of this standard did not have a material effect on its financial statements.

Industry

Industry overview

The global freight transportation industry is highly fragmented and includes a broad range of transportation modes and service levels. Within this industry, Panther operates in three key growing markets, expedited transportation, premium freight logistics and freight forwarding. We have leveraged our extensive experience and strong track record in Expedited transportation services, as well as our leading technology platform, to develop a comprehensive suite of solutions for premium freight logistics and to grow our capabilities and presence in the freight forwarding business.

Expedited transportation

Expedited transportation services are used by clients for time-critical services and are characterized by very stringent pick-up and delivery windows, advanced technology and high levels of customer service. Examples of such time-critical requirements are just-in-time deliveries of spare parts and components to manufacturers, specific delivery windows for large retail chains with significant penalties for delayed deliveries, and special shipments of new electronic product releases for holiday shopping seasons. This time-critical service originated from the need to handle automotive supply chains. Expeditors typically provide 24/7/365 availability, on demand pick-up within 90 minutes of request and delivery within 15 minutes of customer-specified times, and real-time tracking and tracing. Service providers in the expedited market include pure expeditors that maintain a dedicated network for expedited shipments and larger carriers that offer expedited services as a part of a broader transportation offering.

The difference in shipment times between Expedited transportation and transportation via other, non-expedited alternatives can be substantial. For example, a domestic ground coast-to-coast shipment of freight with expedited transportation can typically take approximately 53 hours, while typical transit time for a truckload carrier is four days. Due to the critical nature of the service provided and the added level of reliability, speed, visibility and personalized service, expedited freight services command significant price premiums over traditional, non-expedited modes of transportation.

The expedited transportation market is estimated by SJ Consulting to be $3.0 billion in 2009 with a growth rate of 14.0% in 2010 and then returning to a more normalized annual growth rate of 7.1% for the years 2011 to 2014.

Premium freight logistics

As supply chain requirements of shippers have expanded in recent years, we have seen the rapid growth of an expanded market that is not characterized solely by pick-up and delivery times. Premium freight logistics include door-to-door transportation of freight requiring specialized services, whether because of time critical requirements, special handling requirements, high value freight, special permit needs or any additional complexities that need customized solutions. While requirements vary from sector to sector, we believe there is an increasing demand for specialized services such as temperature controlled freight with FDA protocol compliant cold-chain solutions, advanced security solutions as well as high-tech shipment tracking and visibility, backed by highly personalized service and sophisticated technology.

Premium freight logistics providers compete primarily on the basis of speed, customization of service offering, technology and customer service. Depending on the complexity of the requirement, these are provided by a wide range of providers including some parcel companies and dedicated truckload carriers. As in the case with the general trucking industry, the ability of service providers to charge a premium for time-critical and other specialized services has been positively impacted by a contracting supply base in ground transportation as several years of below average truck builds have reduced the supply of tractors in the industry. Additionally, we believe that the high rate of trucking bankruptcies during the recent economic downturn has helped to reduce the chronic oversupply of capacity in the industry over the last several years, which has led to more favorable pricing.

The premium freight logistics segment as defined by us corresponds to the premium freight transportation segment and estimated as defined by SJ Consulting to be $22.7 billion for 2009 with a growth rate of 10.0% for 2010 and then returning to a more normalized annual growth rate of 7.5% for the years 2011 to 2014.

Panther has been successful in expanding into the premium freight logistics market through our Elite Services offerings, which involve highly specialized solutions and customized handling for customers with special needs such as temperature-control and temperature-control protocol validation, government certifications, special security, heavy-weight and oversized shipments and emergency recoveries or distributions. This has enabled us to expand from automotive into other non-automotive, high growth verticals such as government and defense, life sciences and pharmaceuticals and high value products.

Freight forwarding

The freight forwarding market is comprised of non-asset based transportation providers that arrange for multimodal transportation of heavyweight, non-local freight. Forwarders do not own transportation equipment, but rather use the available capacity of airlines and trucks to meet the transportation needs of their clients. Forwarders provide transit times that are faster than standard ground transportation and handle freight that is heavier than the general purview of parcel integrators.

The domestic freight forwarding market is estimated by SJ Consulting to be $4.6 billion with projected revenue for 2010 at $5.1 billion, with a growth rate of 10.0% for 2010 and returning to a more normalized growth rate of 4.8% for the years 2011 to 2014. The global freight forwarding market is estimated by SJ Consulting to be $176 billion in 2009 with a growth rate of 19.5% in 2010 and then returning to a more normalized annual growth rate of 10.3% for the years 2011 to 2014.

Panther’s developing capabilities in this market strongly position us to benefit from the growth trends in this large segment and to benefit from increased cross-selling opportunities to our clients.

Key trends

The expedited, premium freight logistics and freight forwarding markets are expected to benefit from a variety of trends including the following:

Increased outsourcing.    Companies are increasingly focused on core competencies and improved customer service that result in the need for third party expert solutions backed by advanced technology capabilities. Transportation management and logistics is a critical component of many company operations, but is not a core competency for many. As a result, companies continue to outsource their transportation needs to logistics providers to access specialist skills, redeploy resources to core activities and transform fixed costs into variable costs.

LEAN supply chains and low inventory levels.    Companies are continuing to advance their supply chains and to focus on just-in-time delivery. These companies also have a heightened desire to keep inventories and working capital low. As a result, they increasingly need and value efficient expedited solutions.

Complex supply chains.    The growing need for integrated supply chain solutions is driving the need for premium logistics experts that have the ability to offer enhanced real-time visibility, reduced supply chain disruptions and comprehensive customer service. Lower trade barriers, growing trade volumes, globalization of sourcing and relocation to low-cost countries, in combination with modern production and distribution techniques, continue to increase the complexity of supply chains, driving many companies to providers with the subject-matter expertise and technological ability to manage and execute a complex supply chain.

Shortened product cycles.    As product cycles change and the life cycle of products continue to contract, companies are forced to continually reengineer their supply chains to meet changing consumer preferences and introduce new products to the market. We believe that companies will continue to seek out premium providers with the ability to react quickly and efficiently to meet their needs as their supply chains change with their business models.

Continued globalization.    Companies with expanding global operations are confronted with increased regulatory and security requirements as well as production and distribution challenges, creating demand for sophisticated providers with the ability to manage these complexities.

Competition

The Panther’s competitive landscape is highly fragmented. In the expedited services and premium freight logistics segments, quality of service, technological capabilities and industry vertical expertise are critical differentiators. In particular companies with advanced technological systems that offer optimized shipping solutions, real-time visibility of shipments, verification of chain of custody procedures and advanced security carry significant operational advantages and create enhanced customer value. In addition we believe as supply chains become more geographically complex and diverse, carriers that are able to offer better geographic coverage stand to gain over other providers.

Business

Overview

We are North America’s largest independent expedited transportation provider with an expanding platform in premium freight logistics. We offer single-source ground, air and ocean shipping solutions for time-sensitive, high-value and service-critical freight, with on-demand pick up and delivery to and from anywhere in the world. Our diversified, non-asset based transportation network consists of approximately 1,075 exclusive-use owner-operator vehicles, over 1,600 third-party ground carriers that provide additional North American capacity and over 500 air and ocean cargo carriers that provide global reach. During the twelve months ended June 30, 2010, we handled shipments for over 10,000 customers. We operate throughout nearly all segments of the supply chain for customers in diverse industries. In addition, many of the largest transportation and third-party logistics companies in the world turn to us for transportation solutions they cannot provide for customers on their own. Our proprietary, integrated and scalable information technology platform is a key component of our business. It enables our customers to better manage their supply chain performance and expenses by optimizing cost and service decisions. It also allows us to deliver superior customer service, operate more efficiently, and offer our owner operators enhanced productivity. Our non-asset based business model allows us to expand organically without the capital investments required by our asset-based competitors. This creates the opportunity to generate significant cash flows and to react quickly based on business opportunities and challenges. For the six months ended June 30, 2010, we generated revenues of $95.0 million, an increase of 43.1% from the first six months of 2009.

Our history

We were founded as an expedited carrier with five owner operators in 1992 by the current chairman of our Board of Directors, Daniel K. Sokolowski. We have rapidly expanded our non-asset based business through both acquisitions and organic growth since that time. In 1998 we began installing QualComm™ units in all of our owner-operator vehicles. In 2002, we launched our Elite Services offerings and also began offering our services in Mexico. In June 2005, we launched our brokerage services and in the same month were acquired by an affiliate of Fenway Partners, which led to the change of our corporate structure from an S-corporation to a C-corporation. Andrew C. Clarke joined us as our President in May 2006 and became our Chief Executive Officer in June 2007.

After our acquisition by an affiliate of Fenway Partners, we accelerated our efforts to transform our business from a recognized national ground expedited carrier to a leading provider of in premium freight logistics. Our principal goals included expanding the industries and geographies we serve, building a comprehensive suite of premium services and developing an advanced technology platform that would provide differentiated capabilities compared with our competitors. Acquisitions have formed a material part of our recent growth and diversification. On July 21, 2006, we acquired the owner-operator based expedited freight transportation business of Con-way Expedite and Brokerage, a division of Con-way Inc., to expand our ground expedite footprint and customer base. In March 2007, we acquired Integres Global Logistics, Inc, which was founded by United Airlines, Unisys and Roadway Express as a technology-based freight-forwarding and logistics company dedicated to providing time-critical air and ground freight services. Integres was headquartered in California, with additional offices in Illinois, Texas and Ohio. Integres provided the platform for our customer-facing One CallSM Solution shipping quote optimization engine. In October 2008, we acquired Elite Transportation Services, LLC, d/b/a Elite Logistics Worldwide or Elite, a freight-forwarding company that provides logistics solutions for shippers requiring domestic and international ground, air and ocean transportation services. Elite was headquartered in Portland, Oregon with additional offices in metropolitan Seattle, San Francisco, Los Angeles and San Diego. We acquired Elite in order to build a West Coast platform for our air freight forwarding business.

Over the past four years, we have pursued a strategic plan designed to build a comprehensive suite of premium freight logistics services, diversify our customer base, develop an industry-leading technology platform and embed ourselves as an essential component of our customers’ supply chains. The following table demonstrates the progress made in those key areas.

Strategic goal	2006(1)	2010(1)

Build comprehensive suite of services	92% U.S. ground expedited 8% Elite Services	66% North American ground expedited 16% Elite Services 14% air and ocean freight 4% all other

Diversify customer base	53% automotive 21% 3PL 21% manufacturing 5% government, life science, high value	35% 3PL, excluding automotive 26% automotive, including auto 3PL 21% manufacturing 18% government, life science, high value

Enhance technology platform	Real-time track and trace Web-based transactions	Real-time track and trace Web-based transactions One CallSM Solution Network optimization Geofencing EDI and XML integration

Embed in customers’ supply chains	Top ten customers average 1.9 services	Top ten customers average 3.0 services

Expand addressable market	Primarily U.S. expedited transportation	Expedited transportation Premium freight logistics Freight forwarding Total addressable market	$3.0 billion $22.7 billion $4.6 billion (domestic) $176.0 billion (global) $206.3 billion

(1)	Percentage amounts based on revenue. Information reflects 2005 as the base year. 2010 numbers are through the first six months of 2010 with the exception of the addressable market sizes, which are based on 2009 estimates.

We believe the ongoing execution of our plan has positioned us to capitalize on improving freight volumes in the near term and to achieve substantial growth over the longer term.

Our competitive strengths

We believe our competitive strengths collectively afford us advantages against non-asset based competitors that lack our exclusive owner-operator capacity as well as asset-based and fixed network providers that lack our flexibility. We believe our competitive strengths include the following:

Leader in single-source premium freight logistics.

Our non-asset based network together with our proprietary technology platform, evaluates over 200,000 multi-modal shipment alternatives around the world and presents the customer with customized shipment options without the constraints of either a fixed-asset or fixed-schedule network or limited geography. This affords us greater ability to offer to customers multiple solutions to optimize their shipping dollar with service and cost certainty. In addition, our North American ground franchise and owner-operator capacity provide a strong foundation for cross-selling our growing suite of services.

Proprietary IT platform.

We have made significant investments in technology and believe our proprietary, integrated and scalable information technology platform affords us competitive advantages in marketing, customer service and operations. The platform combines leading technology with local knowledge of shipping schedules and capacity providers to enable us to quickly accept customer orders, manage network density, and optimize our network. We offer customers a fully automated, web-based fulfillment process supported by a specialized staff that is focused on maintaining high levels of service and managing complex customer requirements. Our One Call SM Solution evaluates over 200,000 multi-modal shipping alternatives and presents the customer with the best shipment options based on time, service level and pricing priorities. Our owner-operator fleet is equipped with Qualcomm and other on-board technologies to provide real-time tracking, security and data integrity services to our customers. For our customers with high-value, high-risk shipments, we offer cutting-edge technologies such as geofencing to provide an added layer of security and the ability to monitor shipments in accordance with a defined virtual geographic route. For our owner operators, our web-based network optimization software helps position them for productivity and success by statistically predicting future demand levels. We believe that these applications strengthen our relationships with our customers and owner operators and enhance our productivity.

Non-asset based business model promotes scalable operations.

Our non-asset based business model provides us with significant flexibility to expand without making large capital investments. We obtain 100% of our network capacity from owner operators, third-party ground carriers, air freight carriers, ocean shipping lines and other transportation asset providers. These providers supply assets such as trucks, container ships and aircraft and bear virtually all transportation-related expenses in exchange for a specified payment per shipment or per mile. Our model capitalizes on the incentives that owner operators and third-party providers have as business owners to operate reliably, safely and productively. In each of the past three years, our capital expenditures (excluding acquisitions) have been approximately one percent of revenues.

Industry vertical focus.

We employ industry experts in key vertical markets where specialized knowledge, experience and relationships can help solve our customers’ most pressing transportation challenges. Each industry expert has sales and marketing responsibility over markets such as automotive and heavy truck, diversified manufacturing, pharmaceutical and life science, government and defense, high value products, and 3PL. In the premium freight logistics market, where every shipment is critical, we believe our industry experts’ knowledge of our customers’ businesses provides a competitive advantage. For example, we are able to offer secret clearance and specialized equipment for Department of Defense shipments, customized cold-chain solutions that comply with Food and Drug Administration protocols for pharmaceuticals and hazmat and chain of custody assurance for the pharmaceuticals industry. We believe few competitors offer the same level of expertise, specifically tailored for industry and customer requirements.

Comprehensive premium package that is difficult to replicate.

Unlike the general freight transportation market, we believe the premium freight logistics market has time and cost hurdles confronting competitors that seek to establish a single-source solution. First, stringent service requirements, which include 24 hours a day, 7 days a week, 365 days a year availability, on-demand pick up and delivery within narrow time windows and a high level of customized service, make it difficult for carriers with asset-intensive, owned networks or a primary focus on traditional freight transportation to provide the type of flexibility and service required by our customers in the premium freight logistics market. Second, our extensive network of North American and global ground, air and ocean carriers would be difficult to replicate without considerable investments in time, relationships and technology. Third, a competitive technology platform would require significant capital investments, resources and time to develop and deploy. Fourth, obtaining a full suite of certifications as a motor carrier, broker, freight forwarder, non-vessel operating common carrier and indirect air carrier, as well as clearance for C-TPAT, Department of Defense and other security agencies, requires time and expertise.

Our growth strategy

We believe that our business model has positioned us well for continued growth and profitability, which we intend to pursue through the following initiatives:

Broader penetration of existing accounts.

Our comprehensive suite of services positions us to expand our share of transportation expenditures of existing accounts through cross-selling opportunities. Since 2006, our account penetration has expanded to 3.0 services per top ten customer (by revenue) from 1.9 services. In the first six months of 2010, over 1,000 customers used more than one service. In the first six months of 2010, nine of our top ten customers utilized our air and ocean freight forwarding offerings, which we introduced in 2007. Customers that use multiple services are more profitable and more frequent users. We will continue to mine our database of 10,000 current and 30,000 historical customers to supply leads to our sales force and commit our North American capacity to large customers based on a total relationship approach.

Expand customer base within targeted industries.

We are leveraging our expertise and anchor relationships in target industries to gain additional customers in those industries. Since 2006, we have expanded our operations to cover six targeted industries and hired experts to oversee our operations in these industries. Our industry experts have developed detailed operating protocols that can be adapted readily to specific customer requirements and have specific sales goals for their markets. In addition, our industry experts have deep knowledge of each facet of the customer experience from shipment booking through planning, tracking and delivery. We believe our industry experts provide a significant competitive advantage in many of the targeted industries that demand highly specialized transportation solutions.

Expand our North American network.

We are expanding our North American network by actively recruiting owner operators and third-party carriers.

•

Owner operators.    Our exclusive owner-operator capacity is a competitive advantage, and we are actively seeking to expand our owner-operator fleet. We seek to offer our owner operators a more attractive package than our competitors. We also offer technology that provides our owner operators visibility of all shipments in our system as well as “hot spots” where they can reposition their vehicles to quickly pick up the next load. In addition, we are highly focused on our owner operators’ quality of life concerns and maintain good relations with our owner operators. We also have identified attributes of successful fleet operators and are actively recruiting small business owners to invest in additional fleets. Based on recent business volumes, we are encouraging our fleet operators to expand their fleets so they, and we, can capitalize on the improving freight environment.

•

Third party carrier network.    Our third-party carrier network allows us to grow independent of the size of our owner-operator fleet. Since 2006, we have expanded our third-party network to over 1,600 third-party ground carriers. Our flexible network of third party carriers allows us to capture significant revenue beyond what our exclusive owner operators can handle.

Grow international air and ocean freight forwarding.

Since 2008, we have developed an international capability by offering air and ocean freight forwarding services and see tremendous opportunity in this $176 billion global market. In the first six months of 2010 we handled shipments to or from 38 countries, and international shipments contributed 6.5% of our revenue. We are pursuing this market aggressively by soliciting North American customers for their international business as part of our single-source solution. We have targeted 10 international gateway cities in the United States where we are hiring experienced international sales people and investing in building our brand in these markets. Because our international business is non-asset based, the expansion cost is relatively small compared with asset-based network operators.

Pursue selected acquisitions.

Over the past five years we completed three acquisitions and successfully integrated their operations. These acquisitions expanded our owner-operator network, enhanced our air freight forwarding capabilities, provided a West Coast sales and operations footprint and brought us our network optimization software. We intend to continue to evaluate and pursue selected acquisitions with an emphasis on businesses that we expect to expand our geographic coverage, increase our network density, accelerate our expansion into new industry verticals, or expand our service capabilities.

Our services

We offer a portfolio of premium logistics solutions that allow our customers to manage their global supply chains more efficiently. Our focus is on superior, detail-oriented customer service and we have designed our business to provide flexible and personalized responses to our customers through the use of our information technology platform and a wide range of transportation modes, including ground, air and ocean. Our diverse network is available 24 hours a day, 7 days a week and 365 days a year and can quickly respond to almost any transportation need. The design of our software has inherent flexibility that allows our customer service team to work with our customers to further refine or respond to immediate shipping needs as well as long-term service requirements. We offer special handling and delivery options, monitor our customers’ preferred modes of communication, provide detailed tracking and billing information and implement informative and interactive web interfaces.

As we continue to emphasize integrated premium freight logistics solutions, we expect to grow our existing customer base and manage a greater portion of the supply chain and transportation needs for our existing customers. We also intend to expand our international operations by increasing our air and ocean freight services in gateway cities, particularly on the West Coast.

Ground expedite

We offer door-to-door ground freight expedited truckload services to a broad range of industries that value a rapid, customized response and flexible modes of delivery. For the six months ended June 30, 2010, our ground freight services accounted for approximately 66% of our total revenues. With approximately 1,075 exclusive owner-operator vehicles in our network, we believe we operate the largest independent ground expedited fleet in North America. This owner-operator fleet includes straight trucks, tractor trailers and cargo vans with access to flat-bed, step-deck, lift-gate, temperature-controlled, temperature-validated, secret-cleared and other specialized equipment. We supplement our owner-operator fleet with capacity from third-party carriers. These third-party carriers are available on a transactional basis and provide us with flexibility to serve our customers. We believe a combination of owner operators and third-party carrier capacity is highly beneficial. We are able to guarantee available capacity and pricing, as well as match specialized services through our owner-operator fleet. We also pay our owner operators a fixed rate per mile, which lessens our exposure to spot market increases in underlying transportation costs. Through our third-party carriers we gain capacity to serve customers when we otherwise might not be able to do so.

Because we rely on owner operators and their equipment, as well as third-party carriers, to transport our customers’ freight, we are able to focus our efforts on seeking solutions for our customers without being confined by a fixed, asset-based network, which helps us respond flexibly to business opportunities and challenges. Our ground freight services offer customers advanced technological solutions, speed, reliability and security, as well as a high level of personal service.

By utilizing our fully integrated proprietary software, we can quickly assess the positioning and capabilities of our owner-operator fleet to provide a real-time response to our customers. We can typically electronically dispatch a truck within a few minutes and pick up a shipment within 90 minutes. Additionally, our owner operators have the ability to constantly monitor the location of available shipments, leading to increased utilization of their vehicles and improving our overall operating efficiency. All the vehicles in our exclusive network are equipped with QualComm ™ satellite tracking and two-way communication units, allowing our customer service employees to monitor and maintain continuous communication with our owner operators. Customers can track their shipments down to the street level to confirm their shipments are en route and on-time.

Elite Services

We have also developed a separate and premium customized services offering—Elite Services—to address our customers’ most sensitive transportation requirements, such as temperature-controlled and validated, government qualified, special security, heavy-weight and oversized shipping and emergency recoveries or distributions. We can quickly and cost-effectively move small or large quantities of product from point-to-point overnight using our ground, air and ocean freight service network, provide protective wrapping, handle hazardous materials, monitor temperature, attach a security detail or provide a number of other protective or service-intensive measures required by our customers for the protection of their goods. Elite Services employ state-of-the-art equipment to ensure that the most complicated deliveries are completed in minimal time, with maximum attention to detail.

Through Elite Services, we are an authorized expedited transportation service provider to the U.S. government, to whom we offer different levels of specialized service for various departments, including the Department of Defense, NASA and the Treasury Department. For the six months ended June 30, 2010, revenues from all Elite Services were approximately $10.2 million, or 16%, of our total revenues.

Air and ocean freight

For the six months ended June 30, 2010, our air and ocean freight services together accounted for approximately 14% of our total revenues.

Air freight

We offer high-performance, flexible air freight forwarding and air charter service designed to adapt to the dynamic needs of our customers. With a comprehensive portfolio of time-definite options, we provide tracking, specialized equipment and door-to-door freight service to anywhere in the world. Our customer service team uses its knowledge of the expedited transportation industry and our proprietary software to design custom transport programs—part ground, part air—that minimize delivery time and cost to the customer. We have partnerships with over 500 air carriers to provide us with significant access and buying power.

Our technology lets us optimize freight services to lower costs for our customers. Customers can choose from more urgent services such as next-flight-out and same-day services or select from time-definite services, which have specific time of day commitments with one-, two- or three-day transit times. We also offer less urgent shipments such as day-definite services, which have specific day-but not time of day commitments. Our ability to provide pricing by mode and time allows customers to buy up or buy down based upon service parameters. Customers also can use our advanced online technology to track air freight in real-time or view inbound shipment details.

We also offer value-added services, such as shipping of dangerous goods, hold-for-pick-up, liftgate services, customs clearance, cargo insurance and documentation services and we manage all of the details of such shipments for our customers. Going forward, we expect to continue to increase our air freight business and the proportion of our revenues generated by our air freight services.

Ocean freight

As a full-service, licensed non-vessel operating common carrier, or NVOCC, we offer a comprehensive array of ocean freight transportation services. Our ocean freight services allow customers to simplify their freight processes with a single provider while maximizing routing and transit options to global destinations across a selection of preferred carriers. We handle almost any size of shipment, from less-than-container shipments to full container shipments, special equipment and oversized cargo. From almost any origin, destination or carrier, we provide streamlined freight forwarding to book our customers’ cargo, arrange for pick-up and delivery and manage the shipping documentation. Customers can use our ocean freight services to meet their volume, timing and pricing needs using established, reliable NVOCC services. The primary features of our ocean freight services include our (1) door-to-door service, (2) dependable transit schedules from all major ports, (3) access to space allocations with major carriers and (4) an extensive network of consolidation centers to manage cargo flows. Our status as a C-TPAT participant also helps our customers avoid delays on U.S. inbound shipments. Going forward, we also expect to expand our ocean freight services and the proportion of our revenues attributed to our ocean freight services.

Truckload brokerage

From time to time, customers may request services that are outside the scope of our Panther-branded premium ground expedited logistics service model. However, we remain committed to solving our customers’ needs and having this capability is important to our overall business plan. Since February 2009, we have acted as a licensed freight transport broker for traditional truckload freight. We post these jobs for our third-party capacity providers and they are able to bid for the contracts through our custom-designed, real-time web portal. We offer these customers cost-effective solutions for shipments that aren’t time sensitive, thus preserving our One CallSM Solution which retains the business and maintains the customer relationship. For the six months ended June 30, 2010, our truckload brokerage services accounted for approximately 4% of our total revenues.

Customers

During the twelve months ended June 30, 2010, we handled shipments for over 10,000 customers. Many of these customers are global leaders in their respective industries. We understand that demand for our services is frequently tied to the need to handle high-value goods carefully and rapidly or to expedite goods affecting a high-value process. We define “high value” as shipments that typically require extensive planning and potentially have a high monetary value, high risk of theft or a high cost if not delivered on time or are rare, unique or difficult to replace. In the past, we focused on industries that rely on high-value components as part of large scale processes, which include the automotive and manufacturing sectors, as well as third-party logistics providers that need to fulfill transportation needs on behalf of their corporate clients. More recently, we have expanded into new vertical industry markets and have grown our customer base in the government and defense, high value product, life science and pharmaceutical industries. We believe these customers increasingly seek business partners, such as us, that offer extensive service capabilities, superior technology and a single point of access for global needs to improve the efficiency of their supply chains and reduce the number of providers they manage. Consistent with industry practice, our typical customer contracts do not guaranty shipment levels or availability. This gives us and our customers a certain degree of flexibility to negotiate rates up or down in response to changes in freight demand and trucking capacity.

In each of 2008 and 2009, we had approximately 4,000 new customers and we continue to look toward expanding our customer base into new industry verticals, as well as expanding our reach in industries we already serve. For the year ended December 31, 2009, no customer represented more than 6% of our revenues and our top 25 customers represented approximately 34% of our revenues. We believe that the diversity of our customers across different industries, together with our diversified geographic presence and well-balanced service offerings, lessens the impact of business cycles or other factors affecting any one customer, geographic region or mode of transportation. In 2008 and 2009, international shipments accounted for less than 1% of our revenues.

Our revenues by industry for the six months ended June 30, 2010 were as follows:

Sales and marketing

We have developed a talented sales and marketing team, including experts in the industries we serve, aimed at accelerating the growth of our business by expanding our presence in existing industries, capitalizing on new opportunities in specific industry verticals and continually increasing our geographic coverage. We intend to expand our sales force by opening new offices in domestic and international gateway cities such as Dallas, Houston, Atlanta, Miami, New York. We also intend to increase our sales presence in the Western United States.

Sales

The goal of our sales force is to work with a sense of urgency, sell with confidence and consistently exceed personal, corporate and customer expectations. Our sales team is central to our goal of expanding our existing customer base as well as increasing our market share among current customers through cross-selling. New accounts represented 53% of our total sales calls in the first six months of 2010, while calls to customers in our government and defense, life-science and pharmaceutical, and high-value product verticals represented 28% of our total sales calls and 33% of new account calls.

We strive to create a culture dedicated to identifying and solving the needs of our customers and to execute our sales strategy through the leadership of our vertical directors, account executives and sales support group.

•

Vertical Directors. Our vertical directors are industry experts and proven leaders with an average of 20 years of experience in selling domestic and international transportation services to companies in their given vertical markets. We currently employ vertical directors to support our territory managers in the following industries: automotive and heavy truck, diversified manufacturing, pharmaceutical and life science, government and defense, high value products, and 3PL, but as we expand our business in particular industries, we will expand our vertical directors where relationships or expertise requires it. Our vertical directors monitor market trends and industry dynamics and provide strategic direction for our planning purposes. Our vertical directors also assist us in developing new service offerings and executing marketing campaigns and they negotiate pricing and contracts with customers in their verticals.

•

Territory Managers. Our territory managers are sales representatives with experience in selling domestic and international transportation services, including ground, air and ocean. Their primary objective is to acquire new accounts while growing our market share within our existing customer base. Our account executives sell our full suite of services to all industries within their defined geographical regions with a heavy focus on large, domestic metropolitan markets. They utilize our software to track customer activity and to develop strategies for increasing that activity. Our account executives also attend sales meetings on a regular basis and are involved in negotiating pricing and contracts for our services.

•

Sales Support Group. Our sales support group is committed to advancing existing business relationships and developing new leads and opportunities. This group is our lead generation engine, as well as a support unit devised to help our vice presidents, vertical directors and territory managers.

We strive to position our sales team in areas of customer concentration and continue to expand the geographic reach of our sales offices. Our sales team is supported by all areas of our operations and administration, including our IT system database, which provides them with useful information on customer transactions and patterns by identifying sales patterns, seasonal trends and sales by equipment type and gross profit, thereby allowing them to design new sales programs on a customer-by-customer basis. Each salesperson receives up-to-date reports comparing shipment count, profits, number of services and the last shipment date for our customers to allow them to design effective cross-selling strategies.

To ensure the continued effectiveness of our salespeople, the quantity and quality of in-person sales calls are scrutinized weekly to continually improve productivity and identify areas of improvement. We also perform monthly informal performance reviews and semi-annual formal performance reviews to provide our sales team with continual feedback and we utilize weekly scorecards to measure activity and relative performance among our sales team members.

Marketing

Our marketing team is responsible for the development of marketing and communications strategies that support our growth objectives. Such responsibilities include developing and managing our marketing strategy, plan and budget; monitoring and measuring our marketing program’s return on our investment; identifying new market and service opportunities through market segmentation and sizing; providing marketing and customer information to further expand our customer base; producing collateral and sales tools to be used by our sales team; managing and coordinating our participation in industry events and trade shows; producing and distributing internal and external company communications; creating, implementing and coordinating marketing campaigns and promotions; and developing and managing our digital strategy, including our website and social media.

Information technology

We believe our technology systems offer distinct marketing, customer service and operational advantages over the systems used by most of our competitors.

Our information technology platform greatly enhances the quality of customer service we provide and is fundamental to our operations. Our One CallSM Solution offers extensive capabilities, complete geographic coverage and the opportunity to bring discipline to transportation processes. We combine best-in-class procurement practices with a powerful shipping engine to offer what we believe is the most advanced bid, quote and tracking system in the transportation industry. Unlike competing systems, our technology builds routes and rates in real time, in full view of our customers. By entering a few freight characteristics into our software—such as the size, weight, dimension and zip codes—our customers retrieve a range of mode-optimized shipping solutions within seconds. Our software allows us to search more than 200,000 shipping options across our transportation network and offer solutions customized to fit our customers’ time, service level, guaranteed delivery and pricing priorities. Customers can then buy up or buy down to the service that best meets their timing and pricing needs. More than just a bid and quote system, our system can be used by our customers to book their freight and to review their data while their shipment is in transit without ever having to place a call to our customer service representatives.

We use EDI and XML to provide seamless data flow and integration into our customers’ logistics systems. Our EDI and XML capabilities include: shipment tender, invoice and freight details and shipment status. Our primary system runs on a UNIX™ platform that interfaces with multiple applications running on diverse hardware and systems platforms. Because the core components of our system are internally generated and controlled, our team of internal developers is devoted to its maintenance, upgrade and improvement and to ensuring that our system meets the evolving needs of our customers. We also have utilized external IT experts when necessary to develop certain features and functions of our system.

Once our customers have booked their freight, we offer email alerts, e-voicing, electronic bills of lading and electronic proofs of delivery. We also provide real-time access to shipment status, location and expected delivery time through our track and trace system, updated every 15 minutes or more for our North American shipments.

For customers with high value, high risk shipments where there is a desire for ultimate control over their shipments, our geofencing service lets customers define a virtual, geographic area to ensure their freight follows approved routes. If a designated boundary is crossed, a notification is immediately generated. As a result, our geofencing service provides an additional layer of security and improves the ability of our customers to manage high-risk geographies. In many cases, geofencing also can lower insurance costs.

Our proprietary information technology platform interfaces with QualComm™ satellite tracking and two-way communication units installed in 100% of our owner-operator network. This gives us the ability to communicate with our owner operators on a real-time basis and allows them to respond almost instantaneously to requests for service in their location. It also allows us to pinpoint where each owner operator in our entire network is located within seconds, which is information our proprietary software can immediately synthesize to provide our customer service staff with up-to-the-minute information about the availability of equipment, specific equipment types, estimated pick-up times and the status of deliveries, which is also relayed to our customers. Knowing the precise location of each owner operator allows us to reposition our network to high business concentration areas, assuring optimal utilization of our network. We also go beyond traditional on-board technologies to offer a variety of value-added, technology-based services, including untethered trailer tracking, dispatch and live web connect/disconnect notifications, dispatch and live web temperature tracking, dispatch and live temperature alerts when out of range, hard-wired and wireless panic systems, door sensors, driver in-cab temperature alerts, a driver turn-by-turn voice mapping system and a dispatch and web street level tracking of a load.

We use our information technology system to project where owner operators or third-party carriers will be needed based on historical trends, allowing us to predict expected “hot spots.” Our network optimization software allows us and our owner operators to view all current and statistically predicted demand across North America, as well as hours of service, destination preferences and other data to facilitate shipment planning and selection. This information allows our owner operators to place themselves in the most advantageous position for the next load. Our proprietary software also monitors owner-operator performance on a continual basis by recording safety records and on-time performance. The system can coordinate precise interchanges between owner operators and monitor compliance with hours-of-service rules to best match owner operators and third-party carriers with shipments and also takes into account destination preferences of our owner operators. In addition, our information technology system records all historical and pending transportation movements and can produce financial reports that are easily accessed by executive management. This includes both real-time and historical total shipments, revenue and profitability by customer and equipment type. We believe that the advanced combination of flexibility and analysis of our proprietary system is the key differentiator in both the level of service we provide to our customers and the overall experience of our owner operators. We also offer a web-based application for our owner operators, where we provide tools to help them manage their business, including on-time percentages, revenues per mile and related data.

We rely on a combination of trademark, copyright, trade secret and other intellectual property laws, as well as confidentiality agreements, non-disclosure agreements, and other contractual provisions to protect our intellectual property. We have applied in the United States for registrations of a limited number of trademarks and copyrights, some of which have been registered. To date, we have not pursued patent protection for our proprietary information technology platform and do not have issued patents or pending patent applications. We will continue to evaluate the registration of additional trademarks, copyrights and other intellectual property rights as applicable.

We endeavor to enter into agreements with our employees, independent contractors, and with third parties with which do business in order to limit access to, and the disclosure of, our proprietary and confidential information. We cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property. See “Risk factors—If we are unable to protect confidentiality of our unpatented proprietary information and technology, our business could be adversely affected.”

Owner operators

Owner operators are individuals or teams who own, operate and maintain the cargo vans, straight trucks and tractor trailers comprising our ground network. Approximately 16% of our owner operators have fleets of multiple vehicles dedicated to us. As of June 30, 2010, we contracted with our exclusive owner operators for approximately 1,075 vehicles.

Owner operators

Attracting and retaining owner operators is critical to the execution of our ground services, which is a major component of our overall business plan. Owner operators provide the bulk of our ground services and generated approximately 69% of our revenues in the first six months of 2010. Unlike conventional owner-operator models that emphasize maximizing miles, we offer potential owner operators high per-mile pay and longer equipment life. An important distinguishing feature of our financial package is a rate paid per loaded mile, in contrast to many of our competitors who pay their drivers based on a percentage of revenue generated by each delivery. Revenues based on a per mile rate provides our owner operators with more certainty and transparency as to their receivables. In addition, we believe that the nature of our business allows for a more lucrative financial structure to our owner operators and that the per mile rate paid to our owner operators is substantially higher than the pay rate at traditional truckload carriers, as well as higher than those of our competitors in the expedited ground transportation market who compensate on a miles-driven basis. Because we provide a higher rate per mile than our competitors, with the potential for our owner operators to earn higher revenues with fewer miles driven, we believe we have a better ability to recruit and retain productive owner operators, which in turn enables us to achieve high levels of customer service and reliability.

The driver shortage in the trucking industry has made it imperative that we continue our efforts to become the preferred company for owner operators. We believe that we have a favorable retention rate in an industry that is known for its high turnover rates, which we believe is due in part to our focus on owner operator relations. We also recently created a tractor transition team to focus on turnover of owner operators within 90 days, which is typically when a large level of turnover has historically occurred. Our owner operators as of June 30, 2010 averaged 2.9 years with us, —an improvement from an average of 1.9 years as of December 31, 2005. Our owner-operator managers, transition managers and relations managers function as the primary point of contact for our owner operators and are trained to focus on owner operators’ quality of life issues and maintaining good relations with our owner operators. We have implemented our “HomeTyme” program which recognizes the need for owner operators to have undisturbed time at home. We also use our corporate buying power to obtain favorable rates for insurance and maintenance on behalf of our owner operators. We have dedicated facilities at our corporate headquarters to provide training and provide owner-operator services, where we not only house our owner-operator relations staff, but have a fully operational training center, a health clinic, an owner-operator lounge and other facilities dedicated to the safety and training of our owner operators.

Owner operators are responsible for all expenses of owning and operating their equipment, including fuel, required levels of insurance, maintenance, fuel taxes, highway use taxes and debt service. We charge fuel surcharges to our customers for fuel costs in excess of specified rates, reset weekly, which we pass on to our owner operators in addition to their standard pay rates per mile. We enter into annual contracts with our owner operators that renew automatically absent notice of cancellation and are terminable on short notice. Our contracts require that any vehicle operated under our logo be operated exclusively for us. We do not provide equipment financing to our owner operators or fleet owners. Each owner operator must meet company-wide safety record requirements and must pass a federally mandated drug screen and physical exam before being contracted with.

Fleet owners

We value strong relationships with our fleet owners. We often assist our fleet owners in locating drivers to fill empty trucks as part of our general driver recruitment strategy at no cost to the fleet owner. We believe that fleets held by one owner are an important and stable part of our business model. We have identified a number of characteristics associated with success by these small business owners and we actively recruit additional fleet owners from this population.

Our third-party carrier network

Our third-party carrier network consists of cartage agents, smaller expedited carriers, air freight carriers, and ocean shipping lines. We select carriers based on their ability to serve our customers effectively with respect to price, technology capabilities, geographic coverage and quality of service. We maintain the quality of our carrier network by obtaining documentation to ensure each carrier is properly licensed and insured and has an adequate safety rating. We continuously monitor these qualifications with the use of technology and our internal audit function. In addition, we continuously collect information on the carriers in our network regarding capacity, pricing trends, reliability, quality control standards and overall customer service. We believe this quality control program helps ensure that our customers receive seamless, high-quality customer service.

Our ability to attract new carriers to our network and maintain good relationships with our current carriers is critical to our success. We allocate shipments to third-party ground carriers when the shipment does not fit our owner-operator capacity or the customer (or we) select a third-party solution based on our network optimization criteria.

We are not dependent on any one carrier and our most utilized outside carrier represents only 2.7% of our total purchased transportation expense in 2009.

Employees

As of June 30, 2010, we had 384 employees, none of which was covered under a collective bargaining agreement.

Competition

Panther’s competitive landscape is highly fragmented. While there are few premium freight logistics providers that offer our same combination of technology-enabled time-sensitive and service-critical freight solutions, we still compete with other service providers that offer one or more of our services and the competition within these markets is intense. We compete against other non-asset based logistics companies as well as asset-based logistics companies. These include freight forwarders that dispatch shipments via asset-based carriers, smaller expedited carriers, integrated transportation companies that operate their own aircraft and trucks, cargo sales agents and brokers, internal shipping departments at companies that have substantial transportation requirements, associations of shippers organized to consolidate their members’ shipments to obtain lower freight rates and smaller niche service providers that provide services in a specific geographic market, industry or service area. Quality of service, technological capabilities and industry expertise are critical differentiators. In particular, companies with advanced technological systems that offer optimized shipping solutions, real-time visibility of shipments, verification of chain of custody procedures and advanced security carry significant operational advantages and create enhanced customer value. In addition, we believe that as supply chains become more geographically complex and diverse, carriers that are able to offer broader geographic coverage stand to gain over other providers.

Regulation

We are subject to various laws, rules and regulations and are required to obtain and maintain various licenses and permits in the operation of our business, some of which are difficult to obtain.

During 2010, the FMCSA will launch a new compliance and enforcement initiative known as Comprehensive Safety Analysis 2010 or CSA 2010. The stated goal under CSA 2010 is to achieve a reduction in large truck and bus crashes, injuries and fatalities. The FMCSA will use a comprehensive measurement system of all safety-based violations found during roadside inspections, weighing such violations by their relationship to crash risk. CSA 2010’s data analysis expands on the previous system utilized by the FMCSA and covers more behavioral areas specifically linked to crash risk such as unsafe or fatigued driving, driver fitness, controlled substances, crash history, vehicle maintenance and improper loading. Safety performance information will be accumulated to assess the safety performance of both carriers and drivers. Safety scores will be published each month and, consequently, each trucking company’s safety ranking could rise or fall each month. The CSA 2010 implementation date is set for late 2010 through mid-2011, although it is operational for a large portion of motor carriers in nine test states. As a result of CSA 2010, certain current and potential owner operators may no longer be eligible to drive for us and our fleet could be ranked poorly as compared to our peer firms. A reduction in eligible drivers or a poor fleet ranking may result in difficulty attracting and retaining qualified owner operators and could cause our customers to direct their business away from us and to carriers with higher fleet rankings, which would adversely affect our results of operations.

Our owner operators also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours of service. Such matters as weight and equipment dimensions also are subject to governmental regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours of service, ergonomics, on-board reporting of operations, collective bargaining, security at ports and other matters affecting safety or operating methods. The DOT is currently engaged in a rulemaking proceeding regarding drivers’ hours of service and the result could negatively impact our owner operators’ utilization of their equipment. Other agencies, such as the EPA and the DHS, also regulate our operations and owner operators. Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

The TSA has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of drivers, which could require us to increase owner-operator compensation, limit our growth or turn away customers. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our owner-operators’ non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

From time to time, various federal, state, local or foreign taxes may be increased, including taxes on fuel. We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our profitability.

Our air freight business in the United States is subject to regulation as an indirect air carrier by the TSA and the DOT. Our indirect air carrier security program is approved by, and we believe we are in compliance with, the applicable TSA regulations.

Our ocean transportation business in the United States is subject to regulation by the FMC. The FMC licenses intermediaries (combined ocean freight forwarders and NVOCCs). Indirect ocean carriers are subject to FMC regulation under the FMC’s tariff publication and surety bond requirements and under the Shipping Act of 1984 and the Ocean Reform Shipping Act of 1998, particularly those terms prescribing rebating practices. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than those that originate and terminate in the United States.

Our international operations are impacted by a wide variety of U.S. government regulations. These include regulations of the U.S. Department of State, U.S. Department of Commerce and the U.S. Department of Treasury. Regulations cover matters such as what commodities may be shipped to what destination and to what end-user, unfair international trade practices and limitations on entities with which we may conduct business. As we continue to expand our international operations, we will be subject to highly complex and detailed customs laws and regulations and export and import controls.

Transportation-related regulations are greatly affected by U.S. national security legislation and related regulatory initiatives and remain in a state of flux. We believe we are in substantial compliance with applicable material regulations and that the costs of regulatory compliance have not had a materially adverse impact on our operations to date. However, our failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or licenses. We cannot predict the degree or cost of future regulations on our business. If we fail to comply with applicable governmental regulations, we could be subject to substantial fines or revocation of our permits and licenses.

Environmental matters

We are subject to a broad range of federal, state, local and foreign environmental, health and safety laws and regulations, both criminal and civil, enforced by such agencies as the Pipeline and Hazardous Materials Safety Administration, the Occupational Safety & Health Administration and the EPA, including regulations governing discharges into the air and water, the handling and disposal of solid and hazardous material and the shipment of explosive or illegal substances. In the course of our operations, we may be asked to transport or to arrange for the transportation of substances defined as hazardous under applicable laws. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we transport or arrange for the transportation of hazardous or explosive materials in violation of applicable laws or regulations, we may be subject to cleanup costs and liabilities including substantial fines, civil penalties or civil and criminal liability, as well as bans on making future shipments in particular geographic areas, any of which could have a materially adverse effect on our business and operating results. In the event we are found not to be in compliance with applicable environmental, health and safety laws and regulations, we could be subject to large fines, penalties or lawsuits and face criminal liability. In addition, if any damage or injury occurs as a result of our transportation of hazardous, explosive or illegal materials, we may be subject to claims from third parties and bear liability for such damage or injury.

EPA regulations further limiting exhaust emissions became more restrictive in 2010. On May 21, 2010, President Obama signed an executive memorandum directing the NHTSA and the EPA to develop new, stricter fuel efficiency standards for heavy trucks, beginning in model year 2014. In December 2008, California adopted new performance requirements for diesel trucks, with targets to be met between 2011 and 2023 and California also has adopted aerodynamics requirements for certain trailers. Regulation or legislation related to climate change that potentially imposes restrictions, caps, taxes or other controls on emissions of greenhouse gas also could adversely affect our operations and financial results. Federal and state lawmakers have proposed potential limits on carbon emissions under a variety of climate-change proposals. Compliance with such regulations could increase the cost of new tractors, impair equipment productivity and increase operating expenses. These effects, combined with the uncertainty as to the operating results that will be produced by the newly designed diesel engines and the residual values of these vehicles, could adversely affect our business or operations and those of our owner operators.

In order to reduce exhaust emissions, some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as those used in our operations, may idle. These restrictions could alter our owner-operators’ behavior, force them or us to purchase on-board power units that do not require the engine to idle or face a decrease in productivity.

Properties

Our corporate headquarters and the majority of our operations are located in Seville, Ohio, a suburb of Cleveland. We also have five sales and operations offices located in Elk Grove Village, IL, Rancho Cordova, CA, Kent, WA, Hayward, CA, and Hawthorne, CA. All of our locations are leased. We believe that substantially all of our property is in good condition, subject to normal wear and tear, and that our facilities have sufficient capacity to meet our current needs.

Safety and insurance

Safety

We take pride in our safety-oriented culture and our safety record consistently exceeds the industry average. For the past 18 years, we have successfully responded to safety issues unique to an owner-operator fleet and implemented continuing safety programs throughout our organization. As members of the ATA’s Highway Watch, we train our owner operators to identify threats and minimize risk. Our owner operators certify that their vehicles are in compliance with

FMCSA regulations before they join our fleet and throughout their service while driving for us. In response to CSA 2010, we have stepped up our entire safety program to assure continued excellence and to assure compliance with forthcoming changes in federal regulations. More specifically, we are:

•	reviewing all carrier and owner-operator data;

•	educating all employees and owner operators regarding our safety policies and the impact of CSA 2010;

•	reviewing equipment and driver qualifications to comply with CSA 2010 and its seven categories; and

•	collecting additional information before bringing on new owner operators.

We have a “satisfactory” safety rating from the FMCSA, which is the highest rating by that agency.

Insurance

We have a comprehensive risk management program with an emphasis on prevention. We self-insure for a significant portion of our claims exposure and related expenses. The deductibles, maximum benefits per claim, and other limitations on our principal insurance programs are as follows:

•

trucker’s liability—$5.0 million of coverage per occurrence and subject to a $750,000 self-insured retention, plus an excess coverage of $25.0 million per occurrence and in the aggregate, plus an additional $20.0 million per year in the aggregate;

•

general liability—$2.0 million of aggregate coverage plus the excess coverage of $25.0 million per occurrence and in the aggregate and the additional $20.0 million per year in the aggregate described above;

•	cargo damage and loss—$3.0 million limit per truck or trailer with a $5.0 million limit per occurrence, subject to a $10,000 deductible for all perils;

•	property damage—limits vary by location and type of property and are generally, subject to a $10,000 deductible;

•	workers compensation/employers liability—statutory coverage limits; employers liability of $1.0 million each accident for bodily injury by accident and disease, with no deductible; and

•	directors and officers employment practices liability—primary policy with a $10.0 million limit and a $50,000 deductible;

While under dispatch and furthering our business, our owner operators are covered by our liability coverage and subject to self-insured retentions. However, each owner operator is responsible for physical damage to his or her own equipment, occupational accident coverage, and in the case of fleet operators, any applicable workers’ compensation requirements for their employees.

Legal proceedings

The nature of our business routinely results in litigation, primarily involving claims for personal injury and property damage incurred in the transportation of freight. We believe all such litigation is adequately covered by insurance or otherwise reserved for and that adverse results in one or more of those cases would not have a materially adverse effect on our financial condition, operating results and cash flows.

Management

Executive officers and directors

The following table sets forth the names, ages and positions of our executive officers and directors as of July 31, 2010:

Name	Age	Position

Andrew C. Clarke	39	Director, President and Chief Executive Officer

R. Louis Schneeberger	55	Chief Financial Officer and Treasurer

Edward R. Wadel	45	Chief Information Officer

James M. Adams	40	Executive Vice President, Sales and Marketing

Allen H. Motter	45	Vice President, Legal and Risk

Daniel K. Sokolowski	45	Chairman of the Board and Director

Hans O. Allegaert	36	Director

John Q. Anderson	57	Director

Robert J. Clanin	66	Director

Raymond B. Greer	46	Director

Marc A. Kramer	41	Director

Peter D. Lamm	58	Director

Edward M. Straw	69	Director

Andrew C. Clarke has been a member of our Board of Directors since June 2007, has served as our President since May 2006 and was appointed as our Chief Executive Officer in April 2007. Prior to joining us, Mr. Clarke spent five years (April 2001—May 2006) as the Senior Vice President, Chief Financial Officer and Treasurer of Forward Air Corporation, a non-asset based provider of time-definite ground transportation services to the air cargo industry where he also served as a director. From March 2000 to April 2001, Mr. Clarke held a number of management positions with Forward Air Corporation. From August 1998 to March 2000, Mr. Clarke was an investment banker with Deutsche Banc Alex Brown in the Global Transportation Group. Mr. Clarke was elected in 2010 to serve as a director of Blount International, Inc., a publicly traded international industrial company manufacturing and marketing parts and accessories for chainsaws, concrete-cutting equipment and various lawn and garden products. Mr. Clarke served as a director of Pacer International, Inc., a publicly traded company engaged in third-party logistics services, from 2005 to August 2009. Mr. Clarke received his B.S.B.A. from Washington University in St. Louis and his M.B.A. from the University of Chicago. We believe Mr. Clarke’s qualifications to serve on our Board of Directors include his other directorships and his leadership positions with Forward Air Corporation, which have given him familiarity and experience with applicable laws and regulations governing the preparation of SEC filings. Mr. Clarke’s executive experiences also have prepared him well to respond to complex financial and operational challenges and have provided him with extensive knowledge of our industry.

R. Louis Schneeberger has served as our Chief Financial Officer and Treasurer since March 2010. From August 2009 to March 2010, Mr. Schneeberger was a consultant at Qorval. From July 2007 to July 2009, Mr. Schneeberger was Operating Partner and Managing Director of Knowledge Investment Partners, a private equity firm focused on the education sector. From November 2005 to June 2007, Mr. Schneeberger served as Chief Financial Officer for Austin Powder Company, an international distributor and producer of explosive products. From February 2004 to November 2005, Mr. Schneeberger served as Chief Financial Officer for OM Group, a producer and marketer of value-added, metal-based specialty chemicals and related products. From July 1987 to April 2000, Mr. Schneeberger served as Executive Vice President, Chief Financial Officer, board member and owner of Olympic Steel, Inc. during its growth from a small private company to a large public company. Mr. Schneeberger also served as Chairman of the Board and Audit Committee of Royal Appliance Manufacturing Company from July 1995 until its sale in April 2003. Mr. Schneeberger served as a director for Peco II, Inc., a telecommunications company, from November 2003 until its sale in April 2010. Since November 2009, Mr. Schneeberger has served as a director of Energy Focus, Inc., a leading provider of turnkey energy-efficient lighting solutions. Mr. Schneeberger also serves as a director of Libra Industries, Anderson-Dubose Company, JumpStart Inc. and The Cleveland Leadership Center. Mr. Schneeberger began his career with Arthur Andersen, focusing on auditing and mergers and acquisitions with an emphasis on public companies, where he worked for ten years (1977 to 1987). Mr. Schneeberger holds a Bachelor of Business Administration degree in Accounting from Kent State University and is a Certified Public Accountant (inactive).

Edward R. Wadel has served as our Chief Information Officer since May 2006. Before assuming his current position, Mr. Wadel served as our Vice President of Information Technology beginning in February 2006. In August 2002, Mr. Wadel started his own consulting company, Fusion Software, Inc. where he worked with us in the capacity of an onsite consultant and was accepted as an integral part of the senior management team, before formally joining the Panther senior management team as an employee in 2006. Mr. Wadel has worked or consulted for BP Oil, Timken-Latrobe Steel and Tillinghast. Mr. Wadel has been engaged in the IT consulting business since 1987 and has more than 20 years of experience in the field. Mr. Wadel holds a B.S. degree in Computer Science from Eastern Michigan University.

James M. Adams has served as our Executive Vice President of Sales and Marketing since October 2006. Throughout his career, Mr. Adams has successfully combined in-depth quantitative analysis with practical business experience to develop leading-edge products and services, implement best-in-class operations and launch winning marketing and sales initiatives. From April 2005 to September 2006, Mr. Adams was Director of Product Development at Brunswick Corporation, a Fortune 500 Company headquartered in Lake Forest, Illinois with a leadership position in the marine industry. His responsibilities included the oversight of global product launches for 30 marine business units, including Mercury Marine, Boston Whaler, SeaRay and Hatteras Yachts. From August 2002 to March 2005, Mr. Adams was Managing Director at Qorvis Communications in Washington, DC, where he provided sales and marketing consulting services to a number of blue-chip corporations, including Duke Energy, Microsoft, and IBM. From March 2000 to July 2002, Mr. Adams was Managing Partner of TwentyTen, a boutique investment bank serving venture capitalists, private equity funds and portfolio companies. From June 1998 to February 2000, Mr. Adams was a Management Consultant at Pittiglio Rabin Todd and McGrath (PRTM), a global management consulting firm serving Fortune 500 companies. There he helped clients re-organize their supply chains for competitiveness, profitability, and growth. Mr. Adams spent the first 6 years of his career at 3M, where he was responsible for implementing Lean

Manufacturing, Just-In-Time and Six Sigma methodologies at facilities throughout North America and Europe. Mr. Adams received an M.B.A. from the University of Chicago Graduate School of Business and a B.S. in Mechanical Engineering with Honors from the University of Illinois in Urbana-Champaign.

Allen H. Motter has served as our Vice President of Legal and Risk since December 2009. From September 1993 to December 2009, Mr. Motter served as Senior Corporate Counsel & Assistant Secretary for YRC Worldwide, parent to many transportation companies including Roadway Express, USF Corporation and Yellow Transportation. During this tenure he served from 2004 to 2006 as General Counsel to New Penn Motor Express. Mr. Motter has served as an executive board member of the Transportation Lawyers Association for a two-year term from 2007 to 2008. Mr. Motter holds a J.D. from the University of Akron School of Law as well as a B.S. from Kent State University. In addition, Mr. Motter, as a distinguished military graduate of Army ROTC at Kent State University, has been serving in the Army Reserves for over 23 years. He has had various leadership assignments in Military Police, Judge Advocate and Special Operations units. He has been deployed to the Middle East and is a combat veteran. He has a Top-Secret Security Clearance and he currently holds the rank of Lieutenant Colonel. He has extensive experience in transportation security and governmental contracting.

Daniel K. Sokolowski has served as a member of our Board of Directors and Chairman since 1992 and currently serves as a member of the Audit Committee. Mr. Sokolowski founded our Company in 1992, served as our Chief Executive Officer until April 2007 and as our President from January 2000 until June 2005. From 1984 to 1992, Mr. Sokolowski worked at Eagle Expediting where he held a number of positions and ultimately oversaw daily operations. Mr. Sokolowski has partnered with Fenway Resources since 2005 when he sold a majority stake in Panther to Fenway Partners. We believe Mr. Sokolowski’s qualifications to serve on our Board of Directors include his significant leadership experience, his broad understanding of business operations, his extensive knowledge of our Company and his in-depth industry experience.

Hans O. Allegaert has served as a member of our Board of Directors since April 2009. Mr. Allegaert is a principal of Fenway Partners. Prior to joining Fenway in 2002, Mr. Allegaert was a Senior Manager in the Transaction Services Group at Ernst & Young. Mr. Allegaert serves on the boards of Preferred Freezer Services, LLC and Refrigerated Holdings, Inc. and previously served on the board of Targus Group International, Inc. Mr. Allegaert is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California at Berkeley. We believe Mr. Allegaert’s qualifications to serve as a director include his background in finance and managing investments, as well as his experiences with analyzing financial statements.

John Q. Anderson has served as a member of our Board of Directors since June 2005. Mr. Anderson is the Chairman of Big Wheel Partners Inc., a Fenway affiliate that pursues and manages investments in the transportation and logistics industries in conjunction with Fenway. Prior to joining Fenway, Mr. Anderson was a senior executive with two railroads, Burlington Northern Santa Fe and CSX Transportation, where he was Executive Vice President for each. Prior to his railroad experience, Mr. Anderson was a partner with McKinsey & Co. for 13 years, working with clients on global strategy, logistics and mergers and acquisitions. Mr. Anderson received an M.B.A. from Harvard Business School and a B.S. from Stanford University in Mechanical Engineering. Since 2007, Mr. Anderson has been a Director of AbitbiBowater, Inc., a leading producer of newsprint and coated and specialty papers. Mr. Anderson’s qualifications to serve on our Board of Directors include his long career in the transportation industry, as well as past leadership positions and executive experience.

Robert J. Clanin has served as a member of our Board of Directors since July 2010. Mr. Clanin served as Senior Vice President and Chief Financial Officer for United Parcel Service, Inc., or UPS, the world’s largest package distribution company, from 1994 until his retirement in January 2001. Mr. Clanin was responsible for all areas of finance and accounting during various times of his tenure at UPS, including tax, investor relations, mergers and acquisitions, reports and plans, real estate, SEC reporting, procurement, retirement plan investments, treasury and internal audit. Mr. Clanin also retired from the UPS management committee and the UPS Board of Directors in January 2001. Mr. Clanin also serves as a director of JetBlue Airways Corporation since 2007 and currently serves as Audit Committee chair for JetBlue. From March 2009 to the present, Mr. Clanin served as a director of Preferred Freezer Services, LLC. From 2001 to 2009, Mr. Clanin also served as a director of Caraustar Industries, Inc., a major manufacturer of 100% recycled paperboard and converted paperboard products. Within the past five years, Mr. Clanin also served as a director of John H. Harland Co. and Serologicals Corp. Mr. Clanin served as a director for CP Ships LTD from 2001-2007. Mr. Clanin is also a board member of the Annie E. Casey foundation and a trustee at Bradley University. Mr. Clanin’s qualifications to serve on our Board of Directors include business operations, finance and investment experience and risk management oversight.

Raymond B. Greer has served as a member of our Board of Directors since June 2006. From March 2005 to January 2010, Mr. Greer served as President and Chief Executive Officer of Greatwide Logistics Services, a non-asset based logistics and transportation services company. Greatwide and its senior lenders filed a Chapter 11 bankruptcy filing in October 2008 to restructure Greatwide’s debt and permit a purchase of the business. From December 2002 to March 2005, Mr. Greer served as President and Chief Executive Officer for Newgistics, Inc., an industry leader in reverse logistics solutions. Mr. Greer served as President of Global Network Solutions and Services for i2 Technologies, Inc., from February 2002 to November 2002. From July 2000 to February 2002, Mr. Greer served as Chairman and Chief Executive Officer of Esurg Corporation, a leading e-commerce provider for healthcare providers. Prior to July 2000, Mr. Greer served in senior management positions for Ryder and FedEx Corporation. From June 2005 to April 2007, Mr. Greer also served as a director of Kitty Hawk, Inc., an air cargo company. In August 2010, Mr. Greer was appointed to the board of DCT Industrial Trust, a public real estate investment trust. We believe Mr. Greer’s background in transportation and logistics, coupled with his experience as a senior executive, make him qualified to serve on our Board of Directors.

Marc A. Kramer has served as a member of our Board of Directors and our compensation and Audit Committees since June 2005. Mr. Kramer is a Managing Director of Fenway Partners. Prior to joining Fenway Partners in March 2002, Mr. Kramer was a Principal with Aurora Capital Group in Los Angeles from 1997 to 2002. Mr. Kramer spent five years with Aurora focused on pursuing consolidation strategies across middle-market manufacturing and distribution businesses. From 1995 to 1997, Mr. Kramer was a consultant with Corporate Decisions, Inc., a strategy consulting firm based in Boston. Mr. Kramer received an M.B.A. from Harvard Business School and a B.A. cum laude in Government from Dartmouth College. Mr. Kramer serves on the boards of Fastfrate Holdings, Inc., Preferred Freezer Services, LLC, Refrigerated Holdings, Inc. and Roadlink, Inc. Mr. Kramer’s qualifications to serve on our Board of Directors include his experience with equity and strategy firms, as well as his experience in the transportation and logistics industries.

Peter D. Lamm has served as a member of our Board of Directors since June 2005. Mr. Lamm is the Chairman and Chief Executive Officer of Fenway Partners, which he founded in 1994. He was previously a General Partner and Managing Director of the investment partnerships managed by

Butler Capital Corporation from 1982 to 1994. Prior to joining Butler Capital in 1982, Mr. Lamm was involved in launching Photoquick of America Inc., a family business. Mr. Lamm serves on the boards of 1-800 Contacts, Inc., American Achievement Corporation, Coach America Holdings, Inc., Easton-Bell Sports, Inc., Fastfrate Holdings, Inc., Preferred Freezer Services, LLC, Refrigerated Holdings, Inc. and Roadlink, Inc. Mr. Lamm also is a board member and Vice Chairman of the United States Fund for Unicef. Mr. Lamm received a masters degree from the business school of Columbia University and a B.A. in English Literature from Boston University. We believe Mr. Lamm’s extensive experience with equity firms and managing investments, including co-founding Fenway over 15 years ago, qualifies him to serve on our Board of Directors.

Edward M. Straw has served as a member of our Board of Directors since June 2006. Mr. Straw has served as a strategic advisor to IBM Federal Services from 2006 to 2008. Mr. Straw also has served as Executive Vice President of PRTM Management Consultants, Inc., since April 2008. From 2000 to 2005, Mr. Straw served as President, Global Operations of the Estee Lauder Companies, a cosmetics, skin care and fragrance company, where he was head of global operations and supply chain management. From 1998 to 1999, he served as Senior Vice President of Supply Chain Management and Manufacturing at Compaq Computer Corporation and from 1997 to 1998, Mr. Straw served as President of Ryder Integrated Logistics Inc. Prior to joining the private sector, Mr. Straw had a 35 year career in the U.S. Navy, retiring as a three-star Vice Admiral in 1996. Mr. Straw also serves as Chairman of Odyssey Logistics and Technology and Document Capture Technologies, Inc. and on the Board of Directors of MeadWestvaco Corporation and Performance Equity Management, LLC. Mr. Straw was previously on the board of Eddie Bauer Holdings, Inc. and Ply Gem Holdings, Inc. Mr. Straw’s qualifications to serve on our Board of Directors include his many years of experience as an executive officer with specialization in logistics and transportation as well as his experience on other boards, which have provided him with key skills in working with other directors, understanding board processes and functions and overseeing management.

Board composition and leadership structure

Our amended and restated bylaws will provide that our Board of Directors will consist of no more than 12 and no less than six directors. The actual number of directors will be determined from time to time by resolution of a majority of our full Board of Directors. Our Board of Directors is currently comprised of nine directors of which three directors qualify as independent directors, under the corporate governance standards of the                      and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, or the Exchange Act. Within twelve months from the date of our listing, we intend for a majority of our Board of Directors to qualify as independent directors.

The positions of Chairman of the Board and Chief Executive Officer are presently separated. Mr. Sokolowski currently serves as our Chairman and Mr. Clarke currently serves as our President and Chief Executive Officer. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the oversight responsibilities of the Board of Directors continue to grow. While our amended and restated bylaws and corporate governance guidelines, which will be effective upon completion of this offering, do not require that our Chairman and Chief Executive Officer positions be separate, our Board of Directors believes that having separate positions is the appropriate leadership structure for us at this time.

Risk management and oversight

Our full Board of Directors oversees a company-wide approach to risk management, carried out by our management. Our full Board of Directors determines the appropriate risk for us generally, assesses the specific risks faced by us and reviews the steps taken by management to manage those risks.

While the full Board of Directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk in certain specified areas. In particular, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our Audit Committee oversees management of enterprise risks as well as financial risks and, effective upon the consummation of this offering, also will be responsible for overseeing potential conflicts of interest. Effective upon the listing of our common stock on the             , our Nominating and Corporate Governance Committee will be responsible for overseeing the management of risks associated with the independence of our Board of Directors. Pursuant to the Board of Directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full Board of Directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our Board of Directors and its committees.

Committees of the Board of Directors

The standing committees of our Board of Directors consist of an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Each of these committees will consistent entirely of independent directors following this offering.

Audit Committee

The Audit Committee:

•

reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•

has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The Audit Committee currently consists of Messrs. Clanin (Chair and Audit Committee financial expert), Straw and Greer, each of whom qualifies as “independent” directors as defined under the rules of the              and Rule 10A-3 of the Exchange Act. The composition of the Audit Committee following the completion of this offering will comply with applicable SEC and              requirements.

Compensation Committee

The Compensation Committee:

•	annually reviews corporate goals and objectives relevant to the compensation of our named executive officers and evaluates performance in light of those goals and objectives;

•	approves base salary and other compensation of our named executive officers;

•	oversees and periodically reviews the operation of all of our stock-based employee (including management and director) compensation plans;

•	reviews and adopts all employee (including management and director) compensation plans, programs and arrangements, including stock option grants and other perquisites and fringe benefit arrangements;

•	periodically reviews the outside directors’ compensation arrangements to ensure their competitiveness and compliance with applicable laws; and

•	approves corporate goals and objectives and determines whether such goals are met.

The Compensation Committee currently consists of Messrs. Kramer (Chair), Clanin, Greer, and Straw, each of whom (with the exception of Mr. Kramer) is a “non-employee” director as defined in Rule 16b-3(b)(3) under the Exchange Act and an “outside” director within the meaning of Section 162(m)(4)(c)(i) of the Internal Revenue Code of 1986, as amended (the “Code”). Mr. Kramer intends to resign from this committee upon the completion of this offering and Mr. Greer will become Chairman. The composition of the Compensation Committee following the completion of this offering will comply with applicable SEC and              requirements.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee:

•	is responsible for identifying, screening and recommending candidates to the Board of Directors for board membership;

•	advises the Board of Directors with respect to applicable corporate governance principles; and

•	oversees the evaluation of the Board of Directors and management.

Nominations of persons for election to the Board of Directors may be made by a stockholder of record on the date of the giving of notice as provided in our bylaws and such nominees will be reviewed by our Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee currently consists of Messrs. Straw (Chair), Clanin, Greer, Kramer and Sokolowski. Messrs. Kramer and Sokolowski intend to resign from this committee upon the completion of this offering. The composition of the Nominating and Corporate Governance Committee following the completion of this offering will comply with applicable SEC and              requirements.

Corporate governance policy

Our Board of Directors has adopted a corporate governance policy to assist the Board of Directors in the exercise of its duties and responsibilities and to serve the best interests of us and our stockholders. A copy of this policy will be posted on our website prior to the consummation of this offering. These guidelines, which provide a framework for the conduct of the Board of Directors’ business, provide that:

•	directors are responsible for attending board meetings and meetings of committees on which they serve and to review in advance of meetings material distributed for such meetings;

•

the Board of Directors’ principal responsibility is to oversee and direct our management in building long-term value for our stockholders and to assure our vitality for our customers, clients, employees and the communities in which we operate;

•	a majority of the Board of Directors shall be independent directors in compliance with applicable SEC and requirements within twelve months from the date of our listing;

•	our Nominating and Corporate Governance Committee is responsible for nominating members for election to our Board of Directors and will consider candidates submitted by stockholders;

•

our Board of Directors believes that it is important for each director to have a financial stake in us to help align the director’s interests with those of our stockholders and, as such, our policy is to require our directors to own shares of our common stock, the fair market value of which must equal or exceed the lesser of (a) the fair market value of all of the shares of common stock granted to such director as compensation for his or her previous service as a director and (b) $100,000;

•

although we do not impose a limit to the number of other public company boards on which a director serves, our Board of Directors expects that each member be fully committed to devoting adequate time to his or her duties to us;

•	the independent directors meet in executive session on a regular basis;

•	each of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee must consist solely of independent directors; and

•	our Board of Directors and its committees will sponsor annual self-evaluations to determine whether members of the Board of Directors are functioning effectively.

In addition, our governance policy includes a resignation policy requiring sitting directors to tender resignations if they fail to obtain a majority vote in uncontested elections.

Code of ethics

The Audit Committee and our Board of Directors have adopted a code of ethics (within the meaning of Item 406(b) of Regulation S-K) that will apply to our Board of Directors, Chief Executive Officer, Chief Financial Officer, Controller, and such other persons designated by our Board of Directors or an appropriate committee thereof. The Board of Directors believes that these individuals must set an exemplary standard of conduct for us, particularly in the areas of accounting, internal accounting controls, auditing, and finance. The code of ethics sets forth ethical standards the designated officers must adhere to. The code of ethics will be posted to our website.

Compensation committee interlocks and insider participation

Messrs. Kramer, Clanin, Greer, and Straw serve on our Compensation Committee. None of our executive officers serve as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Director compensation for 2009

The following table sets forth information concerning the compensation of our non-employee directors for the fiscal year 2009.

Name	Fees earned or paid in cash ($)	Total ($)

Daniel K. Sokolowski	200,000	200,000
Marc A. Kramer	—	—
John Anderson	—	—
Raymond B. Greer	57,750	57,750
Edward M. Straw	61,500	61,500
Peter D. Lamm	—	—
Timothy P. Mayhew(1)	—	—
Hans Allegaert	—	—

(1) Mr. Mayhew resigned from the Board of Directors in July 2010 and Mr. Robert Clanin was elected to replace Mr. Mayhew.

Our directors were reimbursed for out-of-pocket expenses for attending Board of Directors and committee meetings.

Only non-employee directors who were not affiliated with our company or Fenway Partners and its affiliates were compensated for serving as a director. The difference in compensation between Messrs. Greer and Straw is based upon fees paid for attending board meetings. Mr. Sokolowski was paid more than the other directors because his compensation was a negotiated amount for serving as the Chairman of our board.

In July 2010, the Compensation Committee awarded 11,000 Cash Incentive Plan, or CIP, units to each of Messrs. Raymond Greer and Edward Straw and awarded 3,500 CIP units to Mr. Robert Clanin, our outside directors. Mr. Clanin received fewer CIP units than Messrs. Greer and Straw because he was elected to the Board of Directors in July 2010. See “Executive Compensation—Compensation decisions with respect to 2010” for additional detail with respect to CIP units.

Compensation of directors after this offering

Effective with this offering, the annual compensation for each director who is not employed by us or Fenway Partners will be $100,000. This amount is payable $50,000 in cash and $50,000 in shares of our common stock, valued on the date of grant. Mr. Daniel K. Sokolowski will receive $100,000, all of which will be payable in cash as this was a negotiated term with Mr. Sokolowski. Because Messrs. Kramer, Lamm and Allegaert are affiliated with Fenway Partners, they will not receive any compensation for serving as a director until such time as Fenway Partners owns less than five percent of our outstanding common stock. Upon Fenway Partners owning less than five percent of our common stock, directors affiliated with Fenway will be entitled to receive the same compensation as other non-employee directors.

The chairman of the Audit Committee also will receive cash compensation of an additional $10,000 per year. The chairman of the Compensation Committee and the chairman of the Nominating and Corporate Governance Committee will each receive cash compensation of an additional $5,000 per year. We will not pay additional fees for attending meetings. Directors will also be reimbursed for out-of-pocket expenses for attending Board of Directors and committee meetings.

Executive compensation

Compensation discussion and analysis

Overview and philosophy of compensation

The Compensation Committee of our Board of Directors, or Compensation Committee, oversees all compensation arrangements for our executive officers. The Compensation Committee is responsible for (1) reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, (2) evaluating the performance of our Chief Executive Officer in light of those goals and objectives and (3) determining and approving the compensation level of our Chief Executive Officer based upon that evaluation. The Compensation Committee is also responsible for annually reviewing the compensation of our other executive officers and determining whether that compensation is reasonable in light of applicable facts and circumstances. In making such determinations, the Compensation Committee seeks to ensure that the compensation of our executive officers aligns the executives’ interests with the interests of our stockholders. The Compensation Committee also reviews and approves all forms of deferred compensation and incentive compensation, including stock option grants, stock grants, restricted stock unit grants, and other forms of incentive compensation granted to our executive officers. The Compensation Committee takes into account the recommendations of our Chief Executive Officer in reviewing and approving the overall compensation of our executive officers other than our Chief Executive Officer. The Compensation Committee has not engaged, or received reports from, any third party compensation consultants.

We believe that the quality, skills and dedication of our executive officers are critical factors affecting our long-term value and success. Our primary executive compensation goals include attracting, motivating and retaining qualified executive officers who create long-term value for our stockholders. We seek to accomplish these goals by rewarding past performance, incentivizing future performance and aligning our executive officers’ long-term interests with those of our stockholders. Our compensation program is designed to reward our executive officers for individual performance, years of experience, contributions to our financial success and creation of stockholder value. Our compensation philosophy is to provide overall compensation levels that (1) attract and retain talented executives and motivate those executives to achieve superior results, (2) align executives’ interests with our corporate strategies, our business objectives and the long-term interests of our stockholders and (3) enhance executives’ incentives to maximize stockholder value. In addition, we strive to ensure that our compensation, particularly base salary compensation, is consistent with our constant focus on controlling costs.

Elements of compensation

Our compensation program for executive officers has two major elements, fixed and incentive compensation. The total compensation for executive officers, including the Named Executive Officers (as defined below), consists of one or more of the following components: (1) base salary, (2) incentive compensation, which may include a performance-based annual cash bonus, a discretionary annual cash bonus and long-term equity incentives in the form of stock options and other stock-based awards or grants, (3) other compensation, including specified perquisites, and (4) employee benefits, which are generally available to all of our employees.

The Compensation Committee is responsible for making and approving changes in the total compensation of our executive officers, including the mix of compensation elements. In making decisions regarding an executive’s total compensation, the Compensation Committee considers whether the total compensation is (1) fair and reasonable in the view of the Compensation Committee, (2) internally appropriate based upon our culture, goals, initiatives and the compensation of our other employees and (3) within a reasonable range of the compensation afforded by other opportunities, overall economic conditions and our recent historical performance. The Compensation Committee also bases its decisions regarding compensation upon its assessment of factors such as the executive’s leadership, integrity, individual performance, prospects for future performance, years of experience, skill set, level of commitment and responsibility required in the position, contributions to our financial results, the creation of stockholder value and current and past compensation.

In determining the mix of compensation elements, the Compensation Committee considers the effect of each element in relation to total compensation. Consistent with our need to control costs and our desire to recognize our executives’ performance where such recognition is warranted, the Compensation Committee has historically attempted to keep base salaries relatively low. The Compensation Committee specifically considers whether each particular element provides an appropriate incentive and reward for performance that sustains and enhances long-term stockholder value. The Compensation Committee also considers the tax consequences associated with each element of compensation, including whether the deductibility of compensation is expected to be limited under Section 162(m) of the Code. In determining whether to increase or decrease an element of compensation, we rely upon the business experience of the members of the Compensation Committee, the Compensation Committee’s general understanding of compensation levels at public companies and the historical compensation levels of our executive officers, and, with respect to executives other than our Chief Executive Officer, we consider the recommendations of our Chief Executive Officer. We generally do not rely on rigid formulas (although in the past we have set performance measures related to the vesting of stock options) or short-term fluctuations in business performance when setting compensation.

The following summarizes the compensation elements we used to motivate and retain our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for the fiscal year ended December 31, 2009 (collectively, the “Named Executive Officers”).

Base salary

We pay base salaries at levels that reward executive officers for ongoing performance and that enable us to attract and retain highly qualified executives, but not at levels that allow the executives to achieve the overall compensation they desire. Base salary is a critical element of our compensation program because it provides our executive officers with stability. Compensation stability allows our executives to focus their attention and efforts on our business objectives, which include the creation of stockholder value. In determining base salary, we consider the executive’s current salary and the executive’s qualifications and experience, including, but not limited to, the executive’s length of service with us, the executive’s industry knowledge and the executive’s leadership, integrity, scope of responsibilities, dedication to us and our stockholders, past performance and future potential for providing value to our stockholders. We do not formally benchmark salary or total executive compensation against the executive compensation of any other company or group of companies. From time to time, the Compensation Committee has considered the form and level of compensation disclosed by publicly-traded transportation and logistics companies and companies of similar size in general in order to obtain a broad understanding of such companies’ compensation practices. We set our base salaries at a level that allows us to pay a portion of an executive officer’s total compensation in the form of incentive compensation (including annual cash bonuses and long-term equity incentives) and perquisites. We believe this mix of compensation helps us incentivize our executives to maximize stockholder value in the long run. We consider adjustments to base salaries annually to reflect the foregoing factors but do not apply a specific weighting to such factors.

Incentive compensation

Performance-based and discretionary annual cash bonuses

The Compensation Committee has over the past few years established targets for performance-based cash bonuses. In addition to setting performance-based targets, the Compensation Committee has historically awarded discretionary cash bonuses. The key terms of our performance-based bonuses for 2009 and 2010 are described in additional detail below along with a description of our discretionary cash bonuses for 2009 in “Compensation paid to our named executive officers” and “Compensation decisions with respect to 2010.”.

Long-term incentives

The Panther Expedited Services, Inc. 2010 Omnibus Incentive Plan, or the Incentive Plan, is a broad-based equity plan that we use to, among other things, (1) provide annual incentives to executive officers in a manner designed to reinforce our performance goals, (2) attract, motivate and retain qualified executive officers by providing them with long-term incentives and (3) align our executives’ and stockholders’ long-term interests by creating a strong, direct link between executive pay and stockholder return. Our Incentive Plan allows the Compensation Committee to link compensation to performance over a period of time by using equity-based awards (which often value a company’s long-term prospects) and granting awards that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as restricted stock grants, provide balance to the other elements of our compensation program that otherwise link compensation to annual performance. Awards with multiple-year vesting schedules create incentives for executive officers to increase stockholder value over an extended period of time because the value received from such awards is based on our future stock price. Such awards also incentivize executives to remain with us over an extended period of time. Thus, we believe our Incentive Plan is an effective way of aligning the long-term interests of our executive officers with those of our stockholders.

The Incentive Plan authorizes the grant of stock options, stock appreciation rights, stock awards, restricted stock unit awards, performance awards, cash awards and any other award that is convertible into or otherwise based on our common stock, or any combination of the foregoing. Awards under our Incentive Plan may be paid in cash, shares of common stock, a combination of cash and shares of common stock, or in any other permissible form, as the Compensation Committee determines. All awards granted under the Incentive Plan are evidenced by an award notice that specifies the type of award granted, the number of shares of common stock underlying the award, if applicable, and all terms governing the award. Payment of awards may include such terms, conditions, restrictions and/or limitations, if any, as the Compensation Committee deems appropriate, including, in the case of awards paid in shares of common stock, restrictions on transfer of such shares and provisions regarding the forfeiture of such shares under certain circumstances.

The Compensation Committee considers several factors when determining awards to be granted to our executive officers, including (1) the recommendations of our Chief Executive Officer (for awards to other executive officers), (2) how the achievement of certain performance goals will help us improve our financial and operating performance and generate long-term value for our stockholders, (3) the value of the award in relation to other elements of total compensation, including the number of options currently held by the executive and the number of options granted to the executive in prior years, (4) the executive’s position, scope of responsibility, ability to affect our financial and operating performance, ability to create stockholder value and historic and recent performance, (5) the impact of awards on retention and (6) the effect of the terms of the awards on corporate risk.

We have historically granted stock options that have a multiple-year vesting schedule, which schedule is subject to acceleration based upon the occurrence of certain events. In 2006 and 2007, we granted performance-based options to our Named Executive Officers, which vest based on the achievement of certain financial targets. See “Outstanding equity awards at fiscal year-end” for the vesting schedule of outstanding stock options held by our Named Executive Officers and see “Potential payments upon termination or change in control” for additional detail with respect to the acceleration of the vesting schedule of outstanding stock options held by our Named Executive Officers.

Other compensation

We provide our Named Executive Officers with certain other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently. The costs of these benefits generally constitute only a small percentage of each executive’s total compensation. In setting the amount of these benefits, the Compensation Committee considers each executive’s position and scope of responsibilities and all other elements of the executive’s compensation.

Employee benefits

Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as our 401(k) Plan and medical, dental and group life insurance plans, in each case on the same basis as our other employees.

Compensation paid to our named executive officers

Compensation paid to our Chief Executive Officer

Mr. Andrew C. Clarke has served as our President since 2006 and as our Chief Executive Officer since 2007. For 2009, the Compensation Committee determined that Mr. Clarke’s $325,000 base salary was consistent with our financial performance and general economic factors and therefore chose to not increase Mr. Clarke’s salary during 2009. In 2009, Mr. Clarke received a discretionary cash bonuses aggregating $145,000, of which $125,000 was in recognition of Mr. Clarke’s service during 2008 and $20,000 was in recognition of Mr. Clarke’s service during 2009. The Compensation Committee awarded the discretionary cash bonuses in recognition of Mr. Clarke’s leadership in continuing to diversify our business and expand our services despite the economic recession, as well as successful negotiation of an amended credit agreement during 2009.

For 2009, the Compensation Committee also approved a performance-based bonus opportunity under which Mr. Clarke was eligible to receive a cash bonus of up to 75% of his base salary upon our achievement of Adjusted EBITDA equal to or greater than $17.8 million. The percentage of salary assigned to Mr. Clarke’s potential cash bonus was based on the Compensation Committee’s evaluation of (1) the magnitude of Mr. Clarke’s ability to impact our corporate performance based on his responsibilities, (2) the composition of Mr. Clarke’s total compensation package and (3) our long-term financial goals. The performance target for Mr. Clarke was the same performance target that the Compensation Committee established for our other Named Executive Officers as discussed in additional detail below. Because we failed to achieve the performance target for 2009, the Compensation Committee did not award a performance-based cash bonus to Mr. Clarke for 2009. The difference between the bonus paid for 2008 and 2009 was primarily related to our financial performance for the respective years.

Compensation paid to our other named executive officers

For our Named Executive Officers other than our Chief Executive Officer, the form and amount of compensation was recommended by our Chief Executive Officer and approved by our Compensation Committee. In evaluating the recommendations of the Chief Executive Officer, the Compensation Committee relied upon the business experience of its members, its general understanding of compensation levels of public companies and historical levels of compensation for our Named Executive Officers. For 2009, the form and amount of compensation paid to our Named Executive Officers was generally consistent with past years, with compensation consisting of base salary and a discretionary cash bonus. The Compensation Committee did not grant any stock options or other stock-based awards during 2009.

Mr. Roy Showman served as our Chief Financial Officer in 2009 through December 1, 2009, when he resigned. Similar to Mr. Clarke, the Compensation Committee determined that Mr. Showman’s base salary was consistent with our financial performance and general economic factors and therefore chose not to increase Mr. Showman’s salary during 2009. Because Mr. Showman was not employed by us at the end of 2009, the Compensation Committee did not consider or award a cash bonus to him for 2009. Mr. Showman received a $55,000 cash bonus during 2009 based upon his service during 2008, which included directing our financial performance during a challenging economic and operating environment and working to close a major acquisition in the second half of 2008. Upon his resignation (and consistent with our company policy) we paid Mr. Showman $10,529 for unused vacation time.

Mr. Edward R. Wadel has served as our Chief Information Officer since 2006. For 2009, upon the recommendation of our Chief Executive Officer, the Compensation Committee increased Mr. Wadel’s base salary to $215,000 from $182,500 in recognition of his continued enhancement of our complex, proprietary information systems platform and the benefits we receive from that platform. In 2009, Mr. Wadel received discretionary cash bonuses aggregating $70,000, of which $50,000 was in recognition of Mr. Wadel’s service and our performance during 2008 and $20,000 was in recognition of Mr. Wadel’s service and our performance during 2009. The Compensation Committee awarded the discretionary cash bonuses in recognition of Mr. Wadel’s leadership in integrating information technology systems across companies that we acquired and directing system resources towards productivity, revenue generation and security. The difference between the bonus paid for 2008 and 2009 was primarily related to our financial performance for the respective years.

Mr. James Adams has served as our Executive Vice President of Sales and Marketing since October 2, 2006. For 2009, upon the recommendation of our Chief Executive Officer, the Compensation Committee increased Mr. Adams’ base salary to $225,000 from $182,500 in recognition of his continued development and improvement of our sales and marketing team. In 2009, Mr. Adams received a discretionary cash bonuses aggregating $95,000, of which $75,000 was in recognition of Mr. Adams’ service and our performance during 2008 and $20,000 was in recognition of Mr. Adams’ service and our performance during 2009. The Compensation Committee awarded the discretionary cash bonuses in recognition of Mr. Adams’ leadership in restructuring our sales organization, development of sales strategy and focus on opportunities that produced revenue despite the economic recession. The difference between the bonus paid for 2008 and 2009 was primarily related to our financial performance for the respective years.

Mr. Mike Clark served as our Executive Vice President of Operations since 2008. For 2009, upon the recommendation of our Chief Executive Officer, the Compensation Committee increased Mr. Clark’s salary to $245,000 from $220,000 in recognition of his continued improvement and development of our expanding operations. In 2009, Mr. Clark received a discretionary cash bonuses aggregating $70,000, of which $50,000 was in recognition of Mr. Clark’s service and our performance during 2008 and $20,000 was in recognition of Mr. Clark’s service and our performance during 2009. The Compensation Committee awarded the discretionary cash bonuses in recognition of Mr. Clark’s leadership in restructuring our operations and focus on opportunities to capture revenue and improve service and productivity during the economic recession. The difference between the bonus paid for 2008 and 2009 was primarily related to our financial performance for the respective years. Mr. Clark resigned in July 2010.

For 2009, the Compensation Committee also approved a performance-based cash bonus opportunity under which each named Executive Officer (other than our Chief Executive Officer) was eligible to receive a cash bonus of up to 50% of his base salary upon our achievement of Adjusted EBITDA equal to or greater than $17.8 million. Because we failed to achieve that performance target for 2009, the Compensation Committee did not award a performance-based cash bonus to any of our Named Executive Officers for 2009.

Separation, severance and change-in-control agreements

We have entered into employment agreements with our Named Executive Officers. The employment agreement for each Named Executive Officer sets forth the executive’s title with our company, establishes the executive’s base salary and provides for payments to the executive upon certain events related to separation, severance and change in control of our company. See “Potential payments upon termination or change in control” for additional information with respect to the triggering events for payments related to the employment agreements.

Compensation decisions with respect to 2010

On January 7, 2010, our Board of Directors approved the Panther Expedited Services, Inc. Cash Incentive Plan, or the CIP. Pursuant to the CIP, certain members of management are granted units that vest upon certain liquidity events. Upon an occurrence of a liquidity event, the unit holders are entitled to payments subject to the conditions set forth in the CIP. Pursuant to the CIP, on January 7, 2010, Mr. Andrew C. Clarke was awarded 275,000 CIP units, Mr. Wadel was awarded 90,000 CIP units, Mr. Adams was awarded 120,000 CIP units and Mr. Mike Clark was awarded 120,000 CIP units. Mr. Showman was not employed by us at the time the CIP units were issued.

Mr. Mike Clark’s CIP units were forfeited when he resigned in July 2010. Mr. R. Louis Schneeberger joined us as Chief Financial Officer in March 2010 and was awarded 100,000 CIP units on March 15, 2010. Mr. Andrew C. Clarke received more CIP units than the other Named Executive Officers in recognition of his position as our President and Chief Executive Officer and of his enhanced ability to have an impact on our company in light of his position.

Upon a liquidity event (which includes a sale of all or substantially all of our assets, a sale of all of our common stock or a recapitalization of our stock ownership) each holder of CIP units is entitled to receive a cash payment, the amount of which will be based on factors such as the number of CIP units held by such person in relation to the total number of CIP units issued and outstanding, the net proceeds received by us as part of the liquidity event and our existing capital structure at the time of the liquidity event. The CIP units do not vest until there is a liquidity event (or the Board of Directors, in its discretion, decides to accelerate vesting). A Named Executive Officer must be employed by us at the time of the liquidity event to receive payment for his CIP units. If we consummate an initial public offering of our stock prior to a liquidity event and prior to January 7, 2020, all CIP units then outstanding will automatically convert to common stock, and such shares will be subject to certain resale restrictions as set forth in the CIP, including (a) restrictions imposed by applicable securities laws and (b) a percentage limit on the number of shares each such holder may resell, regardless of employment status, equal to the percentage of the total number of shares of the Company’s common stock resold by Fenway Partners and its affiliates as of any such date.

For 2010, the Compensation Committee also approved a performance-based cash bonus opportunity under which each Named Executive Officer (other than Andrew C. Clarke who is eligible to receive 75% of his base salary) is eligible to receive a cash bonus of up to 50% of his base salary upon our achievement of a specified financial target. The Compensation Committee also created specific parameters for awarding bonuses within certain incremental ranges of achievement of the performance target, subject to upward or downward adjustment in defined circumstances. The applicable percentage of the achieved performance target is then multiplied by the Named Executive Officer’s target bonus to determine the Named Executive Officer’s bonus. The following table sets forth a summary of the incremental levels of achievement of the performance target and the related percentage of the potential bonus associated with such achievement.

2010 Incremental Ranges of Performance Target

Adjusted EBITDA ($) (000s)	Percent of Bonus Opportunity Paid as Cash Bonus (%)

12,907	50
13,624	75
14,341	100
15,058	110
15,775	120
16,492	130
17,209	140
17,926	150

Compensation programs and risk management

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a materially adverse effect on us. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders.

Summary compensation table

The following table sets forth information concerning the total compensation earned by our Named Executive Officers for fiscal year 2009.

Name and principal position	Year	Salary ($)	Bonus ($)	All other compensation ($)	Total ($)

Andrew C. Clarke,	2009	325,000	145,000	—	470,000
Chief Executive Officer

Roy Showman,	2009	182,500	—	10,529	193,029
Chief Financial Officer(1)

Edward R. Wadel,	2009	215,000	20,000	—	235,000
Chief Information Officer

James Adams,	2009	225,000	20,000	—	245,000
Executive Vice President of Sales

Mike Clark,	2009	245,000	70,000	—	315,000
Executive Vice President of Operations(2)

(1)	Mr. Showman resigned in December 2009 and our new Chief Financial Officer did not join us until March 2010. The “All Other Compensation” paid to Mr. Showman was for unused vacation time that was paid pursuant to our company policy upon Mr. Showman’s resignation.

(2)	Mr. Mike Clark resigned in July 2010.

The initial base salary to be paid to each Named Executive Officer is set forth in the executive’s employment agreement and is then reviewed and adjusted, if applicable, on an annual basis. See the Compensation Discussion and Analysis for additional information with respect to the amounts paid to the Named Executive Officers for 2009.

Grants of plan-based awards in 2009

We did not grant any plan-based awards to our Named Executive Officers in 2009.

Outstanding equity awards at 2009 fiscal year-end

The following table sets forth information concerning all outstanding equity awards held by our Named Executive Officers as of December 31, 2009.

		Option Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date

Andrew C. Clarke	05/23/06	32,344	5,156	—	$30.41	05/23/16
	02/27/07	6,469	1,031	—	$30.41	02/27/17
	04/25/07	2,500	2,500	10,000	$30.41	04/25/17

Roy Showman(1)	03/20/06	5,266	2,994	16,520	$23.02	03/20/16

Edward R. Wadel	01/28/06	5,823	785	13,216	$23.02	01/28/16
	03/20/06	1,425	227	3,304	$23.02	03/20/16
	04/25/07	333	333	1,333	$30.41	04/25/17

James Adams	10/02/06	2,997	1,137	8,267	$30.41	10/02/16
	04/25/07	1,042	1,042	4,167	$30.41	04/25/17

Mike Clark	07/14/08	5,250	8,750	—	$30.41	07/14/18

(1)	Mr. Showman resigned in December 2009 and our new Chief Financial Officer did not join us until 2010. Mr. Showman forfeited all of his options on January 30, 2010 (60 days after he retired).

(2)	Mr. Clark will forfeit all of his options on September 14, 2010 (60 days after he retired) unless he exercises the options prior to such date.

The following table describes the vesting schedule for each unexercised option listed in the Outstanding equity awards at 2009 fiscal year-end table.

Name	Option Grant Date	Option Award Vesting Schedule

Andrew C. Clarke	05/23/06	18.75% vested on December 31, 2006; 22.5% vested on each of December 31, 2007, 2008, and 2009; and 13.75% vested on May 23, 2010.
	02/27/07	18.75% vested on February 27, 2007; 22.5% vested on each of December 31, 2007, 2008, and 2009; and 13.75% vested on May 23, 2010.
	04/25/07	25% vested on each of April 25, 2008, 2009, and 2010; and 25% vests on April 25, 2011.
Edward Wadel	01/28/06	20.625% vested on December 31, 2006; 22.5% vested on each of December 31, 2007, 2008, and 2009; and 11.875% vested on July 28, 2010.
	03/20/06	18.75% vested on December 31, 2006; 22.5% vested on each of December 31, 2007, 2008, and 2009; 13.75% vests on September 6, 2010.
	04/25/07	25% vested on each of April 25, 2008, 2009, and 2010; and 25% vests on April 25, 2011.
James Adams	10/02/06	5% vested on December 31, 2006; 22.5% vested on each of December 31, 2007, 2008, and 2009; 22.5% vests on December 31, 2010; and 5% vests on April 2, 2011.
	04/25/07	25% vested on each of April 25, 2008, 2009, and 2010; and 25% vests on April 25, 2011.
Mike Clark	07/14/08	12.5% vested on December 31, 2008; 25% vested on December 31, 2009; 25% will vest on each of December 31, 2010 and 2011; and 12.5% vests on December 31, 2012.

Option exercises and stock vested in 2009

None of the Named Executive Officers exercised options during 2009 and no stock awards vested during 2009.

Pension benefits for 2009

We do not offer pension benefits to our Named Executive Officers.

Nonqualified deferred compensation for 2009

The following table sets forth information as of December 31, 2009 with respect to the non-qualified deferred compensation plan in which our Named Executive Officers participate.

Name	Executive contributions in last FY ($)(3)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)

Andrew C. Clarke	77,375	23,318	—	139,067
Roy Showman(1)	20,442	7,285	32,467	—
Edward R. Wadel	19,496	7,605	—	31,772
James Adams	—	—	—	—
Mike Clark(2)	48,558	15,894	—	78,737

(1)	Mr. Showman resigned in December 2009 and our new Chief Financial Officer did not join us until 2010.

(2)	Mr. Mike Clark resigned in July 2010.

(3)	The amount contributed by each Named Executive Officer is also included in the Summary compensation table. A portion of each executive’s contribution was made from his salary and bonus. Mr. Andrew Clarke contributed $37,375 from his salary and $40,000 from his bonus. Mr. Roy Showman contributed $6,692 from his salary and $13,375 from his bonus. Mr. Edward Wadel contributed $6,996 from his salary and $12,500 from his bonus. Mr. Mike Clark contributed $36,058 from his salary and $12,500 from his bonus.

On October 1, 2007, we adopted our Executive Nonqualified Excess Plan, or our Deferred Compensation Plan. The Deferred Compensation Plan allows eligible participants, including our Named Executive Officers, to defer their annual base salary, discretionary cash bonus (and other discretionary awards) and performance-based compensation awards on a before-tax basis up to 100% of such compensation. In addition to being entitled to distributions from our Deferred Compensation Plan upon termination of employment, participants in our Deferred Compensation Plan may elect to have their account distributed to them upon their disability, change in control and unforeseeable emergencies.

Potential payments upon termination or change in control

Under certain circumstances in which a Named Executive Officer’s employment is terminated or certain circumstances in which there is a change in control, (1) we may be obligated to continue to make payments to the affected Named Executive Officer, (2) certain outstanding unexercisable stock options granted to our Named Executive Officers under the Incentive Plan (including our predecessor plans) may become immediately exercisable upon the occurrence of the triggering event, notwithstanding that such stock options may not have otherwise been fully exercisable, and (3) the CIP units may vest and be redeemed.

In order to be eligible for such compensation, the Named Executive Officer must not have breached the terms of his employment agreement and must release our company from any claims that the executive may have against us. We believe that such payments and the acceleration of stock options and CIP units provide a level of stability to our executives that allow them to focus their attention and efforts on our business objectives, which includes creating stockholder value. We also benefit from such payments and acceleration pursuant to the release of claims and pursuant to the terms of the employment agreement, which prohibit an executive from participating in any entity or engaging in any activity that competes with us or any of our subsidiaries during the executive’s employment and for a period of one year after the executive’s employment terminates and imposes certain non-solicitation obligations on the executive during the same period of time.

In the event a Named Executive Officer’s employment is terminated because of death or disability or is terminated by us for cause (as defined in the employment agreement) or by the executive other than for good reason (as defined in the employment agreement), then such executive (or the executive’s beneficiaries, if applicable) are entitled to receive (1) the executive’s base salary earned but not paid through the date of termination, (2) pay for vacation time earned but not used through the date of termination, (3) any bonus compensation awarded but unpaid on the date of termination and (4) any unreimbursed business expenses (collectively, the “Final Compensation”).

In the event an executive’s employment is terminated by us other than for cause or the executive terminates his employment for good reason, then, in addition to the Final Compensation, the executive (other than Mr. Adams) (1) will, for a period of twelve months following the date of termination, receive base salary at the rate in effect for the officer at the time of termination of employment and (2) will be reimbursed for insurance premiums related to medical and dental insurance (subject to any employee contributions applicable to active employees) for one year following his termination of employment if the executive was at the time of termination a participant in our medical and dental program and elects to continue participation for himself and his eligible dependants in those plans under the federal law known as “COBRA” (together,

the “Severance Payments”). Mr. Adams will only receive Severance Payments for a period of six months following the date of termination.

Each of Mr. Andrew Clarke’s and Mr. James Adams’ employment agreement provides that he is entitled to receive, as part of his Final Compensation (unless his employment is terminated by us for cause of by him other than for good reason), the pro rata portion of his target bonus under our annual incentive plan through the date of termination of employment. We believe that this additional payment to Mr. Andrew Clarke is reasonable based upon his position, scope of responsibility, ability to affect our results and ability to create stockholder value. The inclusion of the additional bonus to be paid to Mr. Adams was a negotiated term that was agreed to when

Mr. Adams commenced employment with us.

Each of Mr. Schneeberger’s (our current Chief Financial Officer) and Mr. Wadel’s employment agreement provides that if he terminates his employment for any reason, he will receive his Final Compensation, which was a negotiated term that was agreed to when each of Mr. Schneeberger and Mr. Wadel commenced employment with us.

All CIP awards are forfeited if any recipient ceases to be employed by us for any reason.

The cash payment that would have been paid to our Named Executive Officers in the event an executive’s employment was terminated by us other than for cause or the executive terminated his employment for good reason on December 31, 2009 and the estimated value of stock options that would have been awarded to and vested for our Named Executive Officers if a change in control occurred on December 31, 2009 is set forth below in the table. The estimated payment related to the acceleration of the CIP payments is not included below because the CIP units were not awarded until 2010.

Name	Value of Accelerated Stock Options ($)(1)	Cash Payments ($)(2)

Andrew C. Clarke(3)	—	326,380
Roy Showman(4)	—	—
Edward R. Wadel(5)	—	220,640
James Adams(6)	—	114,180
Mike Clark(7)	—	248,300

(1)	Based on our financial performance during 2009 compared to our financial performance during the years in which stock options were awarded to our Named Executive Officers, we determined that the exercise price for all outstanding stock options is above the market value of the underlying shares as of December 31, 2009. Thus, there is no value in the accelerated stock options as of December 31, 2009.

(2)	In addition to the amounts set forth below, the Named Executive Officer would be entitled to receive a lump sum payment equal to the aggregate balance of his contributions and earnings to our Non-Qualified Compensation Plan as set forth in the Nonqualified deferred compensation table. We have not made any contributions to the Non-Qualified Compensation Plan. The Named Executive Officers are also entitled to receive this amount upon a change in control.

(3)	This represents (i) $325,000 of severance that would be paid out over a period of twelve months and (ii) $1,380 that the executive would be entitled to receive as reimbursement for twelve months of COBRA-related expenses.

(4)	Mr. Showman resigned December 1, 2009 and our new Chief Financial Officer did not join us until 2010. Upon his resignation, Mr. Showman was only entitled to receive his Final Compensation (which amount is included in the Summary compensation table).

(5)	This represents (i) $215,000 of severance that would be paid out over a period of twelve months and (ii) $5,640 that the executive would be entitled to receive as reimbursement for twelve months of COBRA-related expenses.

(6)	This represents (i) $112,500 of severance that would be paid out over a period of six months and (ii) $1,680 that the executive would be entitled to receive as reimbursement of six months of COBRA-related expenses.

(7)	This represents (i) $245,000 of severance that would be paid out over a period of twelve months and (ii) $3,300 that the executive would be entitled to receive as reimbursement for twelve months of COBRA-related expenses.

Certain relationships and related party transactions

Policies for approval of related party transactions

In connection with this offering, we intend to adopt a related party transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related party transaction with us without the consent of our Audit Committee. Under our related party transaction policy, a “Related Party Transaction” is any transaction, arrangement or relationship between us or any of our subsidiaries and a Related Person. A “Related Person” is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons and any firm, corporation or entity in which any of the foregoing persons is an executive officer, partner or principal or in a similar position in which such person has a 5% or greater beneficial ownership interest in such entity.

We describe below the transactions that have occurred in fiscal years, 2007, 2008, and 2009 and any currently proposed transactions, that involve our Company and exceed $120,000 and in which one of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock or any immediate family member of any of the foregoing persons had or has a direct or indirect material interest.

Transactions that are expected to continue after this offering:

Stockholders agreement and registration rights

We are a party to an Amended and Restated Stockholders Agreement, or Stockholders Agreement, among certain of our stockholders, including Fenway Panther Holdings, LLC and Daniel K. Sokolowski. The Stockholders Agreement contains customary terms and conditions of agreements of this type, including agreements relating to the election of directors, restrictions on transfers, tag-along and drag-along rights, preemptive rights to participate in future equity issuances of the Company and options to purchase Company stock from certain management employees upon termination of their employment with us. Each of the foregoing provisions of the Stockholders Agreement will terminate upon completion of this offering in accordance with the terms of the Stockholders Agreement. The provisions of the Stockholders Agreement relating to registration rights with respect to shares of our common stock will continue in full force and effect. See “Registration Rights of Existing Stockholders” below and “Description of capital stock—Registration Rights” for a description of these registration rights.

Employment agreements with management

We have entered into employment agreements with Andrew C. Clarke, our President and Chief Executive Officer, Edward R. Wadel, our Chief Information Officer and R. Louis Schneeberger, our Chief Financial Officer. For more information regarding these agreements, see “Executive Compensation.”

Fusion Software, Inc. services relationship

We are a party to a Services Agreement with Fusion Software, Inc. dated as of August 4, 2010 pursuant to which Fusion provides certain computer software design, development, maintenance, support and other services to us from time to time upon our request. Fusion is wholly owned by our Chief Information Officer, Edward R. Wadel. During 2009, 2008 and 2007, we paid Fusion approximately $237,000, $281,000 and $310,000 respectively, under the Services Agreement and a predecessor Services Agreement dated as of June 7, 2005. Ownership of all work product and intellectual property made, conceived, or reduced to practice by Fusion for Panther is the property of Panther and Fusion assigns all right, title and interest in and to such work product and intellectual property to Panther.

Transactions that are not expected to continue after this offering:

Limited guaranty

In April 2009, we and our subsidiaries entered into a forbearance agreement with Antares Capital Corporation, as administrative agent, and the lenders party to our Existing Credit Facility following certain covenant violations under the Existing Credit Facility. As a condition to the effectiveness of the forbearance agreement, Fenway Partners Capital Fund II, L.P., our indirect majority owner, entered into a limited guaranty in favor of Antares Capital Corporation on behalf of the lenders under the facility. Pursuant to the terms of the limited guaranty, Fenway Partners Capital Fund II, L.P. was required to unconditionally and irrevocably guaranty to the lenders, the full and prompt payment to Antares Capital Fund and the lenders of certain financial obligations of Panther Transportation, up to an amount of $5,000,000. This Limited Guaranty has been terminated pursuant to the most recent amendment to Panther Transportation’s Existing Credit Facility.

Note purchase agreement

We are a party to a Note Purchase Agreement under which Panther Transportation issued $25.1 million in aggregate principal amount of senior subordinated notes and we issued to the holders of these notes 325,791 shares of common stock for $7.5 million and 2,239 shares of preferred stock for $2.4 million. In addition, we repurchased 44,015 shares of our preferred stock for $47.2 million. In conjunction with the amendments to our Existing Credit Facility, we amended the Note Purchase Agreement and obtained an additional $10.1 million from certain “sponsor purchasers,” including our majority stockholder, Fenway Panther Holdings, LLC, our Chief Executive Officer and President, Andrew C. Clarke and Fast Cat Enterprises, LLC, or Fast Cat, an entity which Daniel K. Sokolowski, the current chairman of our Board of Directors, as the trustee of the Sokolowski Trust has voting control over, in the form of additional senior subordinated notes, or Additional Subordinated Notes.

The Additional Subordinated Notes are due on July 31, 2012 and incur interest at the rate of 17% per year. The original senior subordinated notes also were amended to incur interest at 17%. The Additional Subordinated Notes have warrants attached to purchase 502,689 shares of common stock at $.01 per share through 2019, including warrants issued to Fenway Panther Holdings, LLC, Mr. Clarke and Fast Cat, among others, as discussed below. Interest on all the senior subordinated notes is payable through an increase to the principal amount of the notes through December 31, 2010. After this date, we have the option to either pay the interest in cash or through an increase in the principal amount of notes. After January 1, 2011 interest payable on the notes in the amount of 12% must be paid in cash and interest payable on the notes in the amount of 5% may, at our option, be paid either in cash or through an increase in the principal amount of the notes.

Upon consummation of this offering, we intend to redeem all of our outstanding senior subordinated notes. The amount of principal outstanding under the notes as of June 30, 2010 is $46.50 million.

Warrants

In connection with the sale of Additional Subordinated Notes to Fenway Panther Holdings, LLC, Mr. Clarke and Fast Cat pursuant to our amended Note Purchase Agreement, we also issued warrants to Fenway Panther Holdings, LLC to purchase              shares of our stock in exchange for a purchase price of             , warrants to purchase              shares of stock for a purchase price of              to Mr. Clarke and warrants to purchase 56,176 shares of stock for a purchase price of              to Fast Cat. The warrants have an exercise price of              per share.

We expect that the holders of the warrants will exercise such warrants in connection with the offering. The warrant amounts set forth in this section have not been split adjusted.

Management agreement

We are a party to an Amended and Restated Management Advisory Agreement dated as of April 6, 2009, or the Management Agreement, with Fenway Partners, LLC, or Fenway Partners, an affiliate of our majority stockholder. Fenway Partners provides us with ongoing financial and other advisory and strategic planning services. For these services, the Management Agreement provides that Fenway Partners is entitled to receive an annual management fee equal to the greater of (1) $1.5 million per fiscal year or (2) 5.0% of EBITDA (as defined in the Management Agreement) for the immediately preceding fiscal year or such other amount as maybe agreed. Fenway Partners also is entitled to receive a fee for providing advice in connection with the negotiation and consummation of recapitalizations, restructurings, financings, refinancings, mergers, acquisitions, consolidations and dispositions (including without limitation the sale of all or a substantial portion of our assets or equity, however structured) not to exceed the greater of (1) $1.0 million and (2) 1.5% of the aggregate transaction value of such transaction (including the aggregate amount of all liabilities assumed in connection therewith), together with the reimbursement of all of Fenway Partners’ expenses incurred in connection with such a transaction or otherwise or behalf of us.

Beginning April 2009, we were prohibited under the terms of the forbearance agreement we entered into with the lenders of Panther Transportation’s Existing Credit Facility and subsequent amendment to the Existing Credit Facility to pay fees to Fenway (other than actual, reasonable, out-of-pocket expenses) until certain financial covenant thresholds were met. We incurred $1.5 million for management fees to Fenway Partners for each of the years ended December 31, 2009, 2008 and 2007 (amounts paid in 2007 and 2008 were associated with a prior management agreement with Fenway) of which $1.9 million has not been paid and is accrued at June 30, 2010, under the caption “Accrued Expense” on our consolidated balance sheets. Pursuant to the Management Agreement, any fees not paid on a timely basis interest at a rate of 8% per annum, compounded quarterly, for the period from the date upon which payment is due to the date upon which payment is finally made.

We agree to indemnify Fenway Partners and the funds affiliated with it and each of their affiliates and indemnified persons, from and against any and all actions, causes of action, suits, losses, liabilities and damages and expenses, including reasonable attorneys’ fees and disbursements, incurred by them, as a result of arising out of or relating to the Management Agreement, our 2005 acquisition of Panther Transportation, Panther Transportation’s financing associated with the 2005 acquisition, Fenway Partners’ investment and all transactions related to the foregoing and the operations or services provided to us by Fenway Partners, except for those arising on account of gross negligence or willful misconduct.

We intend to terminate the Management Agreement prior to completion of the offering in exchange for payment to Fenway Partners of a cash lump-sum termination fee of approximately $             million, equal to the fees that would have been payable to Fenway Partners (but for the termination) in respect of the fixed $1.5 million annual management fee for the remainder of the initial term of the management agreement, which otherwise would expire on June 10, 2015.

Consulting services

During the year ended December 31, 2008, we also paid Fenway Partners for additional consulting services and related expenses totaling $480,000.

Preferred stock redemption

In connection with this offering, we will redeem all or a portion of the outstanding shares of our cumulative preferred stock and the remainder will be converted to common stock on a             -for-one basis. Such cumulative preferred stock accrues preferential dividends at a rate of 14% per year and carries no voting rights. Current holders of our cumulative preferred stock include Fenway Panther Holdings, LLC our majority stockholder; the Daniel K. Sokolowski Revocable Trust U/A/D 2/16/98 or the Sokolowski Trust, the beneficiary of which is our founder and current chairman of our Board of Directors, Mr. Sokolowski, along with certain of his immediate family members; and Fast Cat. We intend to redeem shares of cumulative preferred stock held by Fenway Partners, the Sokolowski Trust and Fast Cat with a portion of the net proceeds of this offering on a pro rata basis as follows:

Stockholder	Number of shares	Repurchase price

Fenway Panther Holdings, LLC	16,336
Daniel K. Sokolowski Revocable Trust U/A/D/ 2/16/98	2,021
Fast Cat Enterprises, LLC	262

The table above assumes all dividends accumulated on our cumulative preferred stock are paid and all preferred shares are repurchased. To the extent our remaining net proceeds after application of the net proceeds of the offering in the order set forth in “Use of proceeds” are insufficient to pay all accumulated dividends and repurchase all shares shown above, we will first pay all or a portion of the accumulated dividends and then repurchase all or a portion of such shares with available proceeds, with the remaining shares of cumulative preferred stock to be converted to shares of our common stock. See “Use of proceeds” for more information.

Principal and selling stockholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of shares of our common stock, as of July 31, 2010 (which amounts are not split adjusted) and after the completion of this offering. The persons listed below include:

•	any person who we know to beneficially own more than 5% of our common stock;
•	each of our named executive officers and directors;
•	all of our named executive officers and directors as a group; and
•	any person who may be a selling stockholder if the underwriters exercise their overallotment option.

The percentage of beneficial ownership of our common stock before this offering is based on 3,108,822 shares of common stock issued and outstanding as of June 30, 2010. The percentage of beneficial ownership of our common stock after this offering is based on              shares of common stock to be issued and outstanding after giving effect to our stock split. The table assumes that the underwriters will not exercise their over-allotment option. Except as indicated in the footnotes to this table, each stockholder has sole voting and investment power with respect to all shares indicated as beneficially owned by such person. Except as indicated in the footnotes to this table, the address for each stockholder listed below is 4940 Panther Parkway, Seville, OH 44273.

Name of Beneficial Owner(1)	Common Stock Beneficially Owned Prior to Offering		Common Stock Beneficially Owned Following Offering(2)
	Number	Percent	Number	Percent

Officers, Directors and 5% Beneficial Ownership
Daniel K. Sokolowski(3)	376,355.41	9.4%
Andrew C. Clarke(4)	79,634.20	2.0%
R. Louis Schneeberger	—	—
Edward R. Wadel(5)	8,533.02	*
James Adams(5)	4,559.16	*
Allen H. Motter	—	—
Hans Allegaert	—	—
John Q. Anderson(6)	23,991.52	*
Robert J. Clanin	—	—
Raymond B. Greer(5)	2,775	*
Marc A. Kramer(7)	2,774,700	69.2%
Peter D. Lamm(7)	2,774,700	69.2%
Edward M. Straw(5)	2,775	*
Fenway Panther Holdings, LLC(8)	2,774,700	69.2%
York Street Mezzanine Partners, L.P.(9)	248,119.79	6.19%
York Street Mezzanine Partners II, L.P.(9)	248,119.79	6.19%
CUNA Mutual Insurance Society(10)	93,083.12	*
Antares Capital Corporation	17,713	*
All executive officers and directors as a group (13 people)	3,273,323.31	81.64%

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act and includes more than the typical form of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment power. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date that such person has the right to acquire as of such date or within 60 days after such date. An asterisk indicates ownership of less than 1%.

(2)	These figures assume that the underwriters do not exercise their over-allotment option.

(3)	Includes 291,300 shares of common stock held by the Daniel K. Sokolowski Revocable Trust U/A/D 2/16/98 for which Mr. Sokolowski serves as trustee, 19,350 shares of common stock held by Fast Cat Enterprises, LLC for which Mr. Sokolowski may be deemed to possess beneficial ownership, 9,529.41 shares of common stock subject to stock options currently exercisable or exercisable within 60 days held by Mr. Sokolowski, and 56,176 shares of common stock purchasable upon exercise of a warrant held by Fast Cat Enterprises, LLC.

(4)	Includes 22,196.20 shares of common stock held by Mr. Clarke, 48,750 shares of common stock subject to stock options currently exercisable or exercisable within 60 days held by Mr. Clarke, and 8,688 shares of common stock purchasable upon exercise of a warrant held by Mr. Clarke.

(5)	These shares are subject to stock options currently exercisable or exercisable within 60 days.

(6)	Includes 23,991.52 shares of common stock subject to stock options currently exercisable or exercisable within 60 days. Mr. Anderson is a member of Fenway Panther Holdings, LLC, which beneficially owns 2,774,700 shares of our common stock, however he does not have voting or investment power with respect to any of these shares.

(7)	Includes 2,774,700 shares of common stock held by Fenway Panther Holdings, LLC, as further described in footnote 8.

(8)	Includes 2,355,000 shares of common stock held by Fenway Panther Holdings, LLC, and 419,700 shares of common stock purchasable upon exercise of a warrant held by Fenway Panther Holdings, LLC. Fenway Panther Holdings, LLC is managed by a board of managers consisting of Messrs. Kramer, Mayhew and W. Gregg Smart, each of whom acting alone has voting and investment power with respect to the shares shown. Fenway Panther Holdings, LLC is majority owned by Fenway Partners Capital Fund II, L.P., the general partner of which is Fenway Partners II, LLC. Mr. Lamm and Richard Dresdale are the managing members of Fenway Partners II, LLC. By virtue of such positions, either Mr. Lamm or Mr. Dresdale may be deemed to possess beneficial ownership of the shares shown. However, neither Mr. Lamm nor Mr. Dresdale, acting alone, has voting or investment power with respect to the shares shown. The address for Fenway Panther Holdings, LLC, Fenway Partners Capital Fund II, L.P. and Fenway Partners II, LLC is 152 W. 57th Street, New York, New York 10019.

(9)	Includes 186,166.23 shares of common stock held York Street Mezzanine Partners, L.P., 12,330 shares of common stock purchasable upon exercise of a warrant held by York Street Mezzanine Partners, L.P., 46,541.56 shares of common stock held by York Street Mezzanine Partners II, L.P., and 3,082 shares of common stock purchasable upon exercise of a warrant held by York Street Mezzanine Partners II, L.P. The general partner of York Street Mezzanine Partners, L.P. is York Street Capital Partners, L.L.C. and the general partner of York Street Mezzanine Partners II, L.P. is York Street Capital Partners II, L.L.C. The managing members of York Street Capital Partners, L.L.C. and York Street Capital Partners II, L.L.C. are Robert M. Golding and Christopher A. Layden, each of whom acting alone has voting and investment power with respect to the shares shown and therefore may be deemed to possess beneficial ownership of the shares shown. The address of these entities and Mr. Golding and Mr. Layden is c/o York Street Capital Partners, L.L.C., One Pluckemin Way, Bedminster, New Jersey 07921.

(10)	Of the shares shown, (i) 27,924.94 are held by CUNA Mutual Insurance Society (“CMIS”), (ii) 41,887.40 are held by CUNA Mutual Life Insurance Company, which is an affiliate of CMIS, (iii) 13,962.47 are held by CUMIS Insurance Society, Inc., which are both wholly-owned subsidiaries of CMIS, and (iv) 9,308.31 are held by Members Life Insurance Company, which are both wholly-owned subsidiaries of CMIS. All of these entities have the same board of directors, whose members are Eldon R. Arnold, James L. Bryan, Loretta M. Burd, William B. Eckhardt, Joseph J. Gasper, Bert J. Hash, Victoria W. Miller, C. Alan Peppers, Jeff Post, Neil A. Springer, Farouk D.G. Wang and Larry T. Wilson, none of whom, acting alone, has voting or investment power with respect to the shares shown. Each of these entities is affiliated with CUNA Brokerage Services, Inc., a registered broker-dealer. The address for each of these entities is 5910 Mineral Point Road Madison, WI 53705.

Description of capital stock

General

The following is a summary of the material rights of our capital stock and related provisions of our fourth amended and restated certificate of incorporation and amended and restated bylaws both of which will be adopted prior to consummation of this offering. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by, our fourth amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part.

Our fourth amended and restated certificate of incorporation provides for one class of common stock, which has one vote per share.

Our authorized capital stock consists of              shares, par value $0.01 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of the date of this prospectus, we had              shares of common stock issued and outstanding. We also had              shares of cumulative preferred stock issued and outstanding, all of which will be redeemed or converted into shares of common stock contemporaneously with this offering. As of the date of this prospectus, we also had outstanding stock options to purchase an aggregate              shares of our common stock, of which              are exercisable warrants to purchase              shares of our common stock, and              shares issuable upon vesting of our Cash Incentive Plan awards.

Common stock

Voting

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by the stockholders.

The holders of our common stock have and possess all powers and voting and other rights pertaining to our stock, subject to the powers, preferences, rights and privileges of holders of preferred stock that may be outstanding from time to time, having any preference or priority over or rights superior to, the common stock that we may become authorized to issue.

No holder of shares of any class of shares, now or hereafter authorized, shall have the right to cumulate votes in the election of our directors or for any other purpose.

Dividends

Except as otherwise provided by law, our fourth amended and restated certificate of incorporation and our amended and restated bylaws and subject to the express terms of any preferred stock, the holders of shares of common stock shall be entitled, to receive such dividends as from time to time may be declared by our Board of Directors. See “Dividend Policy.”

Liquidation

In the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, subject to the rights of the holders of any preferred stock, the holders of shares of common stock are entitled to share ratably, according to the number of shares of common stock held by them, in all remaining assets available for distribution to our stockholders.

Conversion

Our common stock is not convertible into any other shares of our capital stock.

Preemptive or similar rights

No holder of shares of common stock, now or hereafter authorized, has or shall have any preferential or preemptive right to subscribe for or purchase any shares of any class of our stock whether now or hereafter authorized or any options or warrants for such shares or any rights to subscribe to or purchase such shares or any securities convertible into or exchangeable for such shares, which may at any time or from time to time be issued, sold or offered for sale by us.

Fully paid and non-assessable

All the outstanding shares of common stock and the shares of common stock offered by us in this offering will be fully paid and non-assessable.

Cumulative preferred stock

Upon the completion of this offering and pursuant to our fourth amended and restated certificate of incorporation, all of the outstanding cumulative preferred stock shall be repurchased or converted into common stock and the provisions with respect to the cumulative preferred stock in our fourth amended and restated certificate of incorporation shall be revoked. See “Use of Proceeds.”

Prior to such repurchase and conversion, the holders of cumulative preferred stock are entitled to receive, when, as and if dividends are declared by our Board of Directors, out of funds legally available therefor, cumulative preferential dividends in respect of each such share of cumulative preferred stock from June 10, 2005 accruing at the rate per share of, with respect to the period from June 10, 2005 to January 10, 2006, 12% and with respect to any period from and after January 11, 2006, 14%, per annum of the liquidation preference of each share of cumulative preferred stock, which is $1,000, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. Dividends payable on cumulative preferred stock are computed on the basis of a 360-day year of twelve 30-day months and are deemed to accrue on a daily basis. Dividends on the cumulative preferred stock accrue whether or not we have earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends accumulate to the extent that they are not paid on their respective dividend payment date for the quarterly period to which they relate. Accumulated unpaid dividends accrue dividends at the respective rates stated above, compounded quarterly on each dividend payment date. As of June 30, 2010, there are $20.6 million of unpaid dividends.

The holders of shares of cumulative preferred stock rank senior in right of payment to all other classes or series of our capital stock, or Junior Securities, as to dividends, but such holders are not entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends described above. See “Dividend Policy.” Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs or reduction or decrease in our capital stock resulting in a distribution of assets to the holders of any class or series of our capital stock, the holders of shares of cumulative preferred stock also are entitled to a liquidation preference equal to $1,000 per share of cumulative preferred stock held by such holder, plus accrued and unpaid dividends, out of our assets available for distribution in the event of and before any distribution is made to any Junior Securities. Our cumulative preferred stock is not convertible into any other shares of our capital stock. The shares of cumulative preferred stock do not have any preemptive or subscription rights.

Future series of preferred stock

Following the stock split, recapitalization and amendment to our certificate of incorporation we will be authorized to issue              shares of preferred stock, which may be issued from time to time in one or more series upon authorization by the Board of Directors. The Board of Directors, without further approval of the stockholders, will be authorized to fix the number of shares constituting any series, as well as the dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also adversely affect the voting power and dividend and liquidation rights of the holders of common stock. The issuance of preferred stock could also, under certain circumstances, have the effect of making it more difficult for a third-party to acquire, or discouraging a third-party from acquiring, a majority of our outstanding voting stock or otherwise adversely affect the market price of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights of that series of preferred stock.

Registration rights

Our Stockholders Agreement provides for certain registration rights with respect to our common shares. Pursuant to such registration rights, we will agree to register shares of our common stock owned by parties to the Stockholders Agreement under the following circumstances:

•

Demand Rights.    One or more parties to the Stockholders Agreement, representing at least 25% of the shares held by parties to the Stockholders Agreement, have the right to request that we register their respective shares of our common stock for resale under an appropriate registration statement filed and declared effective by the SEC.

•

Piggyback Rights.    If at any time we propose to register the offer and sale of our capital stock, for our own account or for resale by our stockholders, the stockholders party to our Stockholders Agreement may elect to include in such registration statement a pro rata share of the common stock that each such person holds.

•

Lockup.    In consideration of these registration rights, the Stockholders Agreement requires the parties to agree not to sell shares or request a registration statement for the sale of their shares for a period of 180 days following the effective date of our initial public offering.

A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering based on an order of priority set forth in the Stockholders Agreement. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Certain provisions of Delaware law and certain charter and bylaws provisions

The following sets forth certain provisions of the Delaware General Corporation Law or the DGCL and our fourth amended and restated certificate of incorporation and our amended and restated bylaws.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

Stockholder meetings

Our fourth amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called for any purpose or purposes at any time by the Chairman of the Board of Directors, the Chief Executive Officer or the Board of Directors. In addition, our amended and restated bylaws will provide that a holder, or a group of holders, of common stock holding more than 20% of the total voting power of the outstanding shares of common stock may cause us to call a special meeting of the stockholders for any purpose or purposes at any time.

Action by stockholders without a meeting

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our fourth amended and restated certificate of incorporation and amended and restated bylaws provide that except as specifically required by our fourth amended and restated certificate of incorporation and amended and restated bylaws or the DGCL, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by stockholders holding at least a majority of the voting power (except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required) and such consent is delivered to us in accordance with our bylaws and the DGCL.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provide otherwise. Our fourth amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Director removal

Except as may be otherwise provided by law, our amended and restated bylaws provide that a director, including persons elected by stockholders or directors filling vacancies in the Board of Directors, may be removed from office with or without cause by the vote of the holders of a majority of the issued and outstanding shares of the particular class or series entitled to vote in the election of such directors.

Interested transactions

Our amended and restated bylaws provide that no contract or transaction between us and one or more of our directors or officers or between us and any other corporation, partnership, association or other organization in which one or more of our directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction or solely because his or their votes are counted for such purposes, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to us as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. In this situation, common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

Corporate opportunity

Fenway and its affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to Fenway or its affiliates even if the opportunity is one that we might reasonably have pursued and neither Fenway, nor its affiliates, will be liable to us or our stockholders for breach of any duty by reason of any such activities, unless, in the case of any person who is a director or officer of Panther, such business opportunity (1) is expressly offered to such director or officer in writing solely in his or her capacity as an officer of director of Panther and (2) is not separately offered to Fenway or any of its affiliates or representatives (other than Panther) by a party other than such director or officer. Stockholders will be deemed to have notice of and consented to this provision in our amended and restated certificate of incorporation.

Limitation on liability and indemnification of officers and directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our fourth amended and restated certificate of incorporation provides that our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the DGCL.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (4) for any transaction from which the director derived an improper personal benefit.

In addition, our fourth amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the maximum extent permitted by law but in no event to a lesser extent than currently permitted by Delaware law. We also are expressly required to advance certain expenses to our directors and officers before the final disposition of a matter. Furthermore, our fourth amended and restated certificate of incorporation provides that we may carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities regardless of whether we would have the power to indemnify them against such liabilities under the provisions of our fourth amended and restated certificate of incorporation or the DGCL. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful. Our amended and restated certificate of incorporation provides that we are the indemnitor of first resort for any director or officer who is entitled to indemnification and advancement.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our amended and restated bylaws, we are required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by our Board of Directors.

Listing

We intend to apply to list our common stock for trading on the              under the symbol “PTHR.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is             .

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. No prediction can be made as to the effect. If any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

Sale of restricted shares

Upon completion of this offering, we will have              shares of common stock outstanding. Of these shares of common stock, the              shares of common stock being sold in this offering, plus any shares issues upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, or Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining              shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act of pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect on the date of this prospectus, person who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period. If we have been subject to the reporting requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our common stock outstanding as of             ; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under the Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 201 under the Securities Act, or Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our             , including shares subject to options issued thereunder. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Registration rights

Pursuant to the stockholders agreement, certain of our stockholders have the right to require us to register shares of our common stock held by them. See “Certain relationships and related party transactions—Stockholders agreement.”

Lock-up agreements

We, our directors and executive officers and the selling stockholder will enter into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those persons may not, directly or indirectly, offer, sell, pledge, or otherwise dispose of or hedge any securities convertible into or exchangeable for shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., until the expiration of the lock-up agreements 180 days after the date of this prospectus. This consent may be given at any time without public notice. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. have advised us that there is no specific criteria for the waiver of lock-up restrictions.

Material United States federal income tax consequences to non-U.S. holders

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. Holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a non-U.S. Holder generally means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, a partnership and is not: (a) a citizen or individual resident of the United States, (b) a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, (c) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (d) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. Holder in light of that non-U.S. Holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, controlled foreign corporations, passive foreign investment companies, non-U.S. Holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment and certain U.S. expatriates. Each prospective non-U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of the ownership, sale, or other disposition of our common stock.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

Dividends

In general, any distributions that we make to a non-U.S. Holder with respect to its shares of our common stock that constitute a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. Holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. Holder’s shares of our common stock dollar for dollar and, to the extent that such distribution exceeds the adjusted basis in the non-U.S. Holder’s shares of our common stock, as capital gain from the sale or exchange of such shares. Any dividends that we pay to a non-U.S. Holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a permanent establishment or fixed base within the United States) generally will not be subject to U.S. withholding tax, as described above, if the non-U.S. Holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. Holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on sale or other disposition of common stock

In general, a non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. Holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. Holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. Holder);

•	the non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. Holder’s holding period of our common stock.

We do not believe that we have been or are likely to become a USRPHC. Even if we were or were to become a USRPHC, however, a non-U.S. Holder who at no time directly, indirectly, or constructively, owned more than 5% of the shares of our common stock generally would not be subject to U.S. federal income tax on the disposition of such shares of common stock, provided that our common stock was regularly traded on an established securities market within the meaning of the applicable regulations.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. Holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. Holder who is subject to U.S. federal income tax because the non-U.S. Holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which gain may be offset by U.S. source capital losses of such non-U.S. Holder, if any.

Backup withholding, information reporting and other reporting requirements

We must report annually to the Internal Revenue Service and to each non-U.S. Holder, the amount of dividends paid to and the tax withheld with respect to, each non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. Holder resides or is established.

A non-U.S. Holder will generally be subject to backup withholding for dividends on our common stock paid to such holder, unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person), or such holder otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. Holder sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. Holder to the Internal Revenue Service and also backup withhold on that amount, unless such non-U.S. Holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person). Information reporting (but generally not backup withholding) also will apply if a non-U.S. Holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. Holder is a non-U.S. person and certain other conditions are satisfied, or such non-U.S. Holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder can be credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Additional withholding requirements

Recently enacted legislation will require, after December 31, 2012, withholding at a rate of 30 percent on dividends in respect of and gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30 percent, unless such entity either (1) certifies to us that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. Holders stockholders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters and the selling stockholders. We have entered into an underwriting agreement with the underwriters and the selling stockholders. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
UBS Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
WR Securities, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares, other than pursuant to the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have              days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, for a period of 180 days after the date of this prospectus, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing/quotation on the              under the symbol “PTHR”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the             , in the over-the-counter market or otherwise.

At our request, the underwriters have received up to             % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a direct share program. The sales will be made by              through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do will reduce the number of shares available to the general public.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, nor the selling stockholders, nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (3) high net worth entities and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans and may do so in the future. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Panther Expedited Services, Inc. and Subsidiaries at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this Preliminary Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report hereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and our common stock, you may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act. We intend to make available free of charge on our website at www.pantherexpedite.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements, and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or connected to, or that can be accessed via our website is not part of this prospectus.

Panther Expedited Services, Inc. and subsidiaries

Consolidated balance sheets

(Amounts in thousands, except share and per share data)

	December 31, 2009	June 30, 2010

		(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$439	$120
Accounts receivable, net	24,005	28,764
Income taxes receivable	3,725	5,078
Deferred tax assets	1,844	1,504
Advances to owner operators	1,505	3,017
Other current assets	1,339	1,021

Total current assets	32,857	39,504
Property and equipment, net	5,502	5,586
Goodwill	58,471	58,471
Intangibles, net	59,647	55,609
Deferred financing costs and other	3,623	2,976

	127,243	122,642

	$160,100	$162,146

Liabilities and stockholders’ equity

Current liabilities:
Line of credit	$500	$—
Current maturities of long-term debt	4,300	35,912
Accounts payable	8,146	12,746
Accrued expenses	5,216	6,289
Owner operator escrow	1,086	1,056

Total current liabilities	19,248	56,003
Other long-term liability	954	318
Deferred tax liabilities	17,682	15,923
Long-term debt	105,780	77,982

Stockholders’ equity:
Common stock, $.01 par value, 4,000,000 shares authorized; 3,108,822 shares issued and outstanding	31	31
Preferred stock, $1,000 par value, 100,000 shares authorized; 21,224 shares issued and outstanding	21,385	21,385
Additional paid-in capital	39,621	39,870
Accumulated other comprehensive loss	(170)	(43)
Retained deficit	(44,431)	(49,323)

Total stockholders’ equity	16,436	11,920

	$160,100	$162,146

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Consolidated statements of operations

(Amounts in thousands)

	Six months ended June 30
	2009	2010

	(Unaudited)
Revenues	$66,397	$95,009

Operating expenses:
Purchased transportation	49,163	69,927
Personnel and related benefits	9,603	11,760
Insurance and claims	2,475	2,016
Depreciation	812	703
Amortization of intangibles	4,038	4,038
Goodwill and intangibles impairment	33,498	—
Other operating expenses	5,773	6,281

Total operating expenses	105,362	94,725

Operating (loss) income	(38,965)	284

Other expense (income):
Interest expense	6,461	7,984
Other income	(31)	(32)

Total other expense	6,430	7,952

Loss before income taxes	(45,395)	(7,668)
Income tax benefit	(7,639)	(2,776)

Net loss	$(37,756)	$(4,892)

Reconciliation of Net Loss to Net Loss Available to Common Stockholders
Net loss	$(37,756)	$(4,892)
Undeclared cumulative preferred dividends	(2,421)	(2,779)

Net loss available to common stockholders	$(40,177)	$(7,671)

Per share amounts—Basic and Diluted:
Loss per share	$(12.94)	$(2.47)

Weighted average shares outstanding	3,105,570	3,108,822

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Consolidated statements of cash flows

(Amounts in thousands)

	Six months ended, June 30
	2009	2010

	(Unaudited)

Operating activities
Net loss	$(37,756)	$(4,892)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	812	703
Amortization of intangibles	4,038	4,038
Amortization of deferred financing fees	288	686
Interest expense payable in kind	2,229	3,814
Goodwill and intangibles impairment charge	33,498	—
Stock-based compensation	345	249
Deferred taxes	(4,707)	(1,419)
Other	28	(509)
Changes in operating assets and liabilities:
Accounts receivable, net	3,291	(4,759)
Income taxes receivable	(1,978)	(1,353)
Other current assets	1,322	(1,194)
Other assets	(267)	(39)
Accounts payable	3,292	4,600
Accrued expenses	(596)	1,073
Other current liabilities	(173)	(30)

Net cash provided by operating activities	3,666	968

Investing activities
Additions to property and equipment	(479)	(932)
Proceeds from sale of fixed assets	73	145

Net cash used in investing activities	(406)	(787)

Financing activities
Payment of financing fees	(557)	—
Repayments on line of credit, net	(400)	(500)
Payments on long-term debt	(2,399)	—

Net used in financing activities	(3,356)	(500)

Net decrease in cash and cash equivalents	(96)	(319)
Cash and cash equivalents, beginning of year	2,198	439

Cash and cash equivalents, end of period	$2,102	$120

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Consolidated statements of stockholders’ equity and comprehensive (loss) income

(Amounts in thousands, except share data, unaudited)

					Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained deficit	Total stockholders’ equity
	Common stock		Preferred stock
	Shares	Amount	Shares	Amount

Balance at December 31, 2009	3,108,822	$31	21,224	$21,385	$39,621	$(170)	$(44,431)	$16,436
Stock-based compensation	—	—	—	—	249	—	—	249
Net loss	—	—	—	—	—	—	(4,892)	(4,892)
Unrealized gain on cash flow hedge, net of tax of $78	—	—	—	—	—	127	—	127

Comprehensive loss								(4,765)

Balance at June 30, 2010	3,108,822	$31	21,224	$21,385	$39,870	$(43)	$(49,323)	$11,920

The total comprehensive loss for the six months ended June 30, 2009 and 2010 was $37,629 and $4,765, respectively.

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except share and per share data)

1. Description of business and basis of presentation

Description of business

Panther Expedited Services, Inc. (“Panther” or the “Company”) is North America’s largest independent expedited transportation provider with an expanding platform in premium freight logistics. Panther has a non-asset based business model and obtains 100% of network capacity from owner operators, third party carriers, air and ocean freight forwarders and others. Panther’s customers include automotive and industrial customers, 3PL (third party logistics) providers, life sciences, high value products, and the U.S. government.

Basis of presentation

The accompanying interim consolidated balance sheet as of June 30, 2010, the consolidated statements of operations and consolidated statements of cash flows for the six months ended June 30, 2009 and 2010, and the statement of changes in stockholders’ equity and comprehensive (loss) income for the six months ended June 30, 2010 are unaudited. These unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of our management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting solely of normal recurring adjustments and accruals, necessary for the fair presentation of our statement of financial position at June 30, 2010 and our results of operations and cash flows for the six months ended June 30, 2009 and 2010. The results for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

Principles of consolidation

The consolidated financial statements include the accounts of Panther Expedited Services, Inc. and its subsidiaries, Panther II Transportation, Inc., Panther II, Inc., Integres Global Logistics, Inc. and Elite Transportation Services, LLC. All intercompany accounts and transactions have been eliminated.

2. New accounting standards

In January 2010, the FASB issued ASU No. 2010-06 (ASU 2010-06), Improving Disclosures about Fair Value Measurements. ASU 2010-06 provides amendments to ASC Topic 820, (ASC 820), Fair Value Measurements and Disclosures, that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements in addition to the presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements. ASU 2010-06 also provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation, and inputs and valuation techniques. The new disclosure requirements are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

Those disclosures are effective for interim and annual periods beginning after December 15, 2010. As ASU 2010-06 only requires enhanced disclosures, the Company’s adoption of this standard did not have a material effect on its financial statements.

3. Fair value measurements

ASC 820 outlines a valuation framework, which requires use of the market approach, income approach and/or cost approach when measuring fair value and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. ASC 820 also expands disclosure requirements to include the methods and assumptions used to measure fair value.

The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The use of observable and unobservable inputs is reflected in the hierarchy assessment disclosed in the table below.

The following table summarizes the financial assets measured at fair value on a recurring basis as of the measurement date, June 30, 2010, and the basis for that measurement, by level within the fair value hierarchy:

	Fair value at December 31, 2009	Quoted prices in active markets for identical instruments (level 1)	Quoted prices in active markets for similar instruments (level 2)	Significant unobservable inputs (level 3)

Interest rate swap	$954	$—	$318	$—

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, term loan and Senior Subordinated Notes approximate their respective fair values.

4. Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair market value of the net assets of the acquired business. The Company reviews goodwill and other intangible assets with indefinite lives for impairment on an annual basis, or more frequently if events or circumstances indicate that the carrying amount of an asset may not be recoverable. The goodwill asset impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. The Company estimates fair value using both market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

conditions. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. The Company validates its estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The impairment analysis with respect to indefinite lived assets includes comparing the estimated fair value of the indefinite lived asset to its carrying value. Where the fair value is less than its carrying value, the indefinite lived asset is considered impaired and written down to its estimated fair value.

The Company’s goodwill and intangible assets consist of the following at December 31, 2009 and June 30, 2010:

	December 31, 2009
	Weighted- average amortization period (years)	Cost	Accumulated amortization	Net value

Goodwill	N/A	$58,471	$—	$58,471

Trade name	N/A	$9,000	$—	$9,000
Other	N/A	2,160	—	2,160

Subtotal—indefinite lived intangible assets		11,160	—	11,160
INTRANS software	7	38,900	25,470	13,430
Customer relationships	18	45,356	10,299	35,057

Subtotal—definite lived intangible assets		84,256	35,769	48,487

Total intangible assets	12.9	$95,416	$35,769	$59,647

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

	June 30, 2010
	Weighted- average amortization period (years)	Cost	Accumulated amortization	Net value

Goodwill	N/A	$58,471	$—	$58,471

Trade name	N/A	$9,000	$—	$9,000
Other	N/A	2,160	—	2,160

Subtotal—indefinite lived intangible assets		11,160	—	11,160
INTRANS software	7	38,900	28,249	10,651
Customer relationships	18	45,356	11,558	33,798

Subtotal—definite lived intangible assets		84,256	39,807	44,449

Total intangible assets	12.9	$95,416	$39,807	$55,609

As of June 30, 2009, the Company determined that there were indicators of a goodwill impairment. These indicators included a significant decrease in operating results, a decrease in non-financial key performance indicators and other macroeconomic factors. As a result of the Company’s testing of its goodwill and other indefinite lived intangibles assets, impairment charges were recorded reducing the carrying value of the goodwill and trade name by $28,098 and $5,400, respectively. These charges are recorded under the caption “Goodwill and intangibles impairment” on the Consolidated Statements of Operations. The Company performed its annual impairment test during the fourth quarter of 2009, which did not result in an additional impairment.

The following is a summary of the carrying amount of goodwill for the six months ended June 30, 2009 and 2010:

	June 30, 2009	June 30, 2010

Balance, beginning of period	$86,378	$58,471
Goodwill acquired—Integres Global Logistics, Inc.	—	—
Goodwill acquired—Elite Transportation Services, LLC	191	—
Goodwill impairment charge	(28,098)	—

Balance, end of period	$58,471	$58,471

Long-lived intangible assets with amortizable lives

The Company amortizes long-lived assets using the straight-line method during a period ranging from 7 to 18 years. The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment charge recognized is determined using the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

In connection with the impairment testing of goodwill and other intangible assets with indefinite lives, the Company also tested its amortizable intangible assets for impairment as of June 30, 2009. There were no impairments as a result of this testing.

Amortization expense related to Intangible Assets totaled $4,038 for each of the six months ended June 30, 2009 and 2010, respectively.

5. Debt and other financial instruments

The following is a summary of long-term debt at December 31, 2009 and June 30, 2010:

	December 31, 2009	June 30, 2010

Senior Secured Credit Facility, as amended, at December 31, 2009, all borrowings were under Prime based interest rates at 5% including the applicable margin, due December 31, 2011.	$64,298	$64,298
17% Senior Subordinated Notes, due July 31, 2012	42,782	46,484
9% Note, due to previous owners of Elite Transportation Services, LLC	3,000	3,112

Total debt	110,080	113,894
Less current maturities of long-term debt	4,300	35,912

Total long-term debt	$105,780	$77,982

The Senior Credit Facility is secured by substantially all of the Company’s assets and contains covenants restricting, among other things, the incurrence of additional indebtedness and the making of certain payments, including dividends. Interest on all loans is payable monthly and accrues, at the Company’s option, at either a LIBOR based interest rate plus an applicable margin of 6.25%, or a Prime based interest rate plus an applicable margin of 5.0%, both subject to a 3% floor. The borrowing rate in effect at December 31, 2009 was 9.25%. The Company is required to repay $1,300 in December 2010. The remaining principal payments of $62,998 are due in four quarterly installments of $15,750 beginning on March 31, 2011.

The Subordinated Notes are due on July 31, 2012 and incur interest at a rate of 17% per annum.

The Company was not in compliance with financial covenant requirements under its senior secured credit facility relating to its Senior Leverage Ratio, its Fixed Charge Coverage Ratio and its Interest Coverage Ratio for the twelve-month periods ending March 31 and June 30, 2009.

The Company originally entered into the Senior Subordinated Notes under which it issued $25.1 million of 14.0% Senior due July 31, 2012. Subsequent to the covenant violations, the Company entered into a forbearance agreement with its lenders through August 2009, at which time, the Company amended the terms of its credit agreements with its lenders. In conjunction with the debt amendment, the Company amended its Senior Subordinated Notes to obtain an additional $10,125 of additional financing from its current shareholders in the form of additional Senior Subordinated Notes. This additional financing was used to pay down the outstanding revolver balance at August 31, 2009 of $2,605 and $6,500 of the Senior Secured Credit Facility.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

The additional financing has 502,689 warrant shares which allow for the purchase of common stock at $.01 per share through 2019. Interest on all the Senior Subordinated Notes is payable through an increase to the principal amount of the Notes (Interest expense payable in kind) through December 31, 2010. After this date, the company has the option to either pay the interest in cash or through the increase in the principal of the Senior Subordinated Notes. As part of the amendment to the Note Purchase Agreement, the interest rate on these notes was increased from 14% to 17%, which will be added to the balance of the Senior Subordinated Notes. Financing fees of $1,521 were paid in connection with the forbearance agreements and amendments.

In October 2008, as part of the $9,696 paid for the assets of Elite Transportation Services, LLC, the Company issued a note payable to the sellers for $3,000. This note was due on January 31, 2010 (The term of the debt was changed to December 31, 2011).

At December 31, 2009 the Company also had $500 in revolving line of credit borrowings, all of which were at Prime based rate of 9.25%, including the applicable margin. No amounts were outstanding under swing line loans at December 31, 2009 or June 30, 2010. Amounts available under the line of credit amounted to $4,500 and $5,000 at December 31, 2009 and June 30, 2010, respectively.

At December 31, 2009 and June 30, 2010, the Company had a $1,900 letter of credit outstanding. The letter of credit is maintained to support the Company’s self-insurance liability. Any outstanding letter of credit amounts reduce availability of the Company’s revolving line of credit borrowing base.

Deferred financing fees are recorded at cost and amortized over the term of the respective debt agreements using the effective interest method. Amortization expense related to deferred financing fees totaled $288 and $686 for the six months ended June 30, 2009 and 2010, respectively, and is included in interest expense within the unaudited Consolidated Statements of Operations.

The Company is currently undertaking an initial public offering and plans to use a part of the proceeds to pay down debt. In the event the initial public offering does not occur, the Company plans to refinance its debt in the fourth quarter.

6. Interest rate swap agreements

The Company entered into interest rate swaps, designated as cash flow hedges, to convert a portion of the variable rate secured credit facility to a fixed interest rate, reducing the impact of interest rate fluctuation on future interest expense. These derivative financial instruments are measured at fair value using market quotes and are recognized as assets or liabilities in the unaudited Consolidated Balance Sheets. Gains or losses resulting from the change in the fair value of the derivative financial instrument are recognized in shareholders’ equity and reclassified to income in the same period when the gain or loss on the hedged item is included in income. The change in fair value of a derivative financial instrument that is not effective as a

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

hedge is immediately recognized in income. The Company assesses the effectiveness of the hedging relationship at inception of the derivate and at each reporting period.

At June 30, 2010, the Company is party to an interest rate swap agreement, which is designated as a cash flow hedging instrument. At December 31, 2009 and June 30, 2010, the Company recorded a liability of $954 and $318, respectively, representing the fair value of the interest rate swap agreements, and is included in the caption “Other long-term liability” on the consolidated balance sheets. Following is a summary of the terms of the interest rate swap agreement outstanding at June 30, 2010:

Effective date	Termination date	June 30, 2010 notional amount	Hedged interest rate	December 31, 2009 fair value	June 30, 2010 fair value

August 30, 2005	August 30, 2010	$30,000	4.5975%	$(954)	$(318)

During the year ended December 31, 2008, the Company changed to paying interest on its senior secured credit facility at the base rate. As a result, the interest rate on the senior secured credit facility no longer matched the interest rate of the related interest rate swaps. As a result, the Company discontinued cash flow hedge accounting and reclassified $(67) and $(432) from comprehensive loss to interest expense during the six months ended June 30, 2009 and 2010, respectively. These amounts are comprised of $(272) and $(637) representing the change in value of the swap during the six months ended June 30, 2009 and 2010, respectively, and $205 for each six-month period representing the amortization of the value which existed on the Consolidated Balance Sheets at the time the swap became ineffective. Assuming interest rates remain constant, the Company anticipates approximately $318 will be recognized in gains over the next 12 months.

7. Stockholders’ equity

Common stock

In October 2008 and June 2009, Panther Expedited Services issued 57,546 and 3,288, respectively, additional shares of common stock to the sellers of Elite Transportation Services as partial consideration for the sale of these assets. These shares were valued at $1,750 and $100, respectively.

Preferred stock

The Cumulative Preferred Stock ranks senior in right of payment to all other classes or series of capital stock of the Company as to dividends upon liquidation, dissolution or winding up of the Company. The holders of the Cumulative Preferred Stock shall be entitled to receive, when, as and if dividends are declared by the Board of Directors, cumulative preferential dividends on each share of Cumulative Preferred Stock at a rate of 14% per year of the liquidation preference of $1000 on each share of stock once declared by the Board of Directors. Dividends on the Cumulative Preferred Stock shall accrue whether or not the Company has earnings or the dividends are declared. Dividends on preferred stock have not yet been accrued as they have not

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

yet been declared by the Board of Directors. Holders of the Cumulative Preferred Stock will have no voting rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder will be entitled to payment of an amount equal to the Liquidation preference per share of the Cumulative Preferred Stock plus accrued and unpaid dividends before any distribution is made to the holders other securities including the common stock.

The following is a summary of cumulative preferred stock and related dividends in arrears at December 31, 2009 and June 30, 2010:

	December 31, 2009
	Number of shares	Per share dividends	Total

	18,985	$851.06	$16,157

	2,239	$727.57	1,629

Balance, December 31, 2009	21,224		$17,786

	June 30, 2010
	Number of shares	Per share dividends	Total

	18,985	$936.86	$17,786
	2,239	$1,240.96	2,779

Balance, June 30, 2010	21,224		$20,565

8. Loss per common share

The computation of basic and diluted loss per common share for the six months ended June 30, 2009 and 2010, respectively, is as follows:

	Six months ended June 30
	2009	2010

Net loss	$(37,756)	$(4,892)
Less undeclared cumulative preferred dividends	(2,421)	(2,779)

Net loss available to common stockholders	$(40,177)	$(7,671)

Weighted average shares outstanding	3,105,570	3,108,822

Basic and diluted loss per common share	$(12.94)	$(2.47)

Basic loss per common share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue shares of common stock were exercised or converted into shares of common stock. There was no difference in the amount of net loss available to common stockholders used in the computation of basic and diluted loss per common share for the six months ended June 30, 2009 and June 30, 2010. Potential shares of common stock issuable upon exercise of stock options are excluded from the computation of

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

diluted loss per share for the six months ended June 30, 2009 and 2010 as the effect of their assumed exercises would be anti-dilutive due to the net loss available to common stockholders for both periods. At June 30, 2009 and 2010, there were 459,730 and 441,347 stock options outstanding, respectively.

9. Stock option plan / cash incentive plan

Through its 2005 Equity Incentive Plan, the Company offers Panther Expedited Services, Inc. common stock options to key management employees and nonemployee directors. The Company plan consists of common stock options that vest generally over five years (Time Vested Options) and common stock options that vest based on the Company’s financial performance in achieving certain goals (EBITDA Vested Options). All common stock options vest immediately upon a change in control, as defined in the Plan agreement.

There were no common stock options granted or exercised during the six months ended June 30, 2010. The Company recognized $345 and $249 of stock-based compensation expense during the six months ended June 30, 2009 and 2010, respectively. Stock-based compensation expense, which is computed on the straight line basis, is included in the caption “Personnel and related benefits” in the Statements of Operations for the periods presented.

As of June 30, 2010, there was approximately $264 of unrecognized compensation cost related to non-vested common stock options held by employees and directors, which is expected to be recognized over a weighted average period of approximately 1.4 years.

The Company instituted a Cash Incentive Plan (“CIP”) for certain members of management and directors in January 2010. CIP awards are in units which vest upon a liquidity event (generally a sale or public offering) or at the discretion of the board of directors. The CIP units are paid in cash upon sale of the Company or common stock upon a public offering event.

10. Business segments

Management evaluates the Company as one reporting segment. As a premium freight logistics provider, it offers single-source ground, air and ocean shipping solutions for time-sensitive, high-value and service-critical freight, with on-demand pick up and delivery to and from anywhere in the world. Substantially all of the Company’s operations are located within the United States.

The Company’s sales and receivables are concentrated across six key industry verticals. Panther’s customers include: diversified manufacturing and chemical companies, automotive manufacturers and their suppliers, consumer electronics companies and retailers, medical device and pharmaceutical companies, financial institutions and banks, government agencies and defense contractors, as well as third-party logistics providers.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

Information concerning the Company’s net sales by its major markets are as follows for the periods indicated below:

	Six months ended June 30
	2009	2010

Automotive	$13,790	$25,119
3rd party logistics	23,452	31,523
Manufacturing	12,654	19,878
Government	6,711	6,379
Life sciences	3,937	5,225
High value products	4,685	5,655
Other	1,168	1,230

Total	$66,397	$95,009

11. Income taxes

The following is a summary of the provision (benefit) for income taxes for the six months ended June 30, 2009 and 2010:

	Six months ended June 30
	2009	2010

Income tax benefit	$(7,639)	$(2,776)
Effective tax rate	16.8%	36.2%

The Company’s benefit for income taxes in interim periods is computed in accordance with interim period income tax accounting rules by applying the appropriate annual effective tax rates to income or loss before income taxes for the period. In addition, non-recurring or discrete items, are recorded during the period in which they occur.

The effective rate in the first six months of 2010 was higher than the US statutory tax rate primarily due to state and local income taxes, offset by permanently non-deductible items. The effective tax rate for the first six months of 2009 was lower than the US statutory tax rate primarily due to non-deductible goodwill charges, other non-deductible permanent items, offset by state and local income taxes. The Company has no unrecognized tax benefits as of June 30, 2010 or December 31, 2009 and has no accruals for interest and penalties.

12. Contingencies

The Company is involved in certain claims and pending litigation primarily arising in the normal course of business, which primarily relate to trucker’s liability and general liability matters. The Company is self-insured for losses and liabilities related primarily to vehicle liability and general liability claims up to $750 per claim. The Company purchases additional commercial insurance as a risk mitigation strategy for claims in excess of $750. Ultimate losses are recorded based on estimates of the aggregate liability for claims incurred using insurance claim information and Company-specific experience.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except share and per share data)

The self-insurance liability includes estimated claims for which the ultimate losses will develop over a period of years. Accordingly, the estimates of ultimate losses may change as claims mature. The Company consulted with external consulting actuaries to assist in the estimation of the Company’s self-insurance liability at December 31, 2009 and June 30, 2010. The resulting estimates are reviewed on a monthly basis by management, and any adjustments arising from changes in estimates are reflected in the unaudited consolidated statements of operations. The self-insurance liabilities are based on estimates and while management believes that the amounts recorded are adequate, the ultimate claims may be in excess of or less than the amounts recorded. The Company’s net liability of $2,021 and $1,718 at December 31, 2009 and June 30, 2010, respectively, is net of cash paid to its insurance carrier of $1,798 and $1,751 at December 31, 2009 and June 30, 2010, respectively and is recorded in Accrued Expenses within the unaudited Consolidated Balance Sheets.

13. Related-party transactions

The Company is party to a management agreement with Fenway Partners, an affiliate of its majority shareholder. Fenway Partners provides the Company with ongoing financial advisory and strategic planning services. For these services, Fenway Partners is entitled to receive a monthly fee of $125, plus expenses. Beginning in April, 2009, the Company was prohibited under the terms of its forbearance agreement and subsequent amendment to the senior credit facility to pay this fee until certain financial covenant thresholds are met. The Company incurred $750 for management fees to Fenway Partners for each of the six months ended June 30, 2009 and 2010, of which $1,125 and $1,875 has not been paid and is accrued at December 31, 2009 and June 30, 2010 respectively, under the caption “Accrued Expense” on the Consolidated Balance Sheets.

The Company contracts for information technology consulting services with an entity owned by an officer of the Company. The Company paid $115 and $132 for these services during the six months ended June 30, 2009 and 2010, respectively. The Company believes the transactions were recorded at fair value.

Report of independent registered public accounting firm

The Board of Directors and Stockholders of Panther Expedited Services, Inc.

We have audited the accompanying consolidated balance sheets of Panther Expedited Services, Inc. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive (loss) income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Panther Expedited Services, Inc. and subsidiaries at December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio

April 30, 2010 except for Note 8

as to which the date is August 6, 2010

Panther Expedited Services, Inc. and subsidiaries

Consolidated balance sheets

(Amounts in thousands, except share and per share data)

	December 31
	2008	2009

Assets
Current assets:
Cash and cash equivalents	$2,198	$439
Accounts receivable, net	23,201	24,005
Income taxes receivable	1,827	3,725
Deferred tax assets	358	1,844
Advances to owner operators	2,906	1,505
Other current assets	3,149	1,339

Total current assets	33,639	32,857
Property and equipment, net	6,254	5,502
Goodwill	86,378	58,471
Intangibles, net	73,124	59,647
Deferred financing costs and other	2,223	3,623

	167,979	127,243

	$201,618	$160,100

Liabilities and stockholders’ equity
Current liabilities:
Line of credit	$2,357	$500
Current maturities of long-term debt	4,800	4,300
Accounts payable	7,311	8,146
Accrued expenses	4,407	5,216
Owner operator escrow	1,303	1,086

Total current liabilities	20,178	19,248
Other long-term liability	1,668	954
Deferred tax liabilities	22,264	17,682
Long-term debt	98,720	105,780

Stockholders’ equity:
Common stock, $.01 par value, 4,000,000 shares authorized; 3,108,822 and 3,105,534 shares issued and outstanding in 2009 and 2008, respectively	31	31
Preferred stock, $1,000 par value, 100,000 shares authorized; 21,224 shares issued and outstanding in 2009 and 2008, respectively	21,385	21,385
Additional paid-in capital	38,934	39,621
Accumulated other comprehensive loss	(425)	(170)
Retained deficit	(1,137)	(44,431)

Total stockholders’ equity	58,788	16,436

	$201,618	$160,100

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Consolidated statements of operations

(Amounts in thousands)

	Year ended December 31
	2007	2008	2009

Revenues	$190,293	$189,961	$157,832

Operating expenses:
Purchased transportation	134,707	135,612	115,279
Personnel and related benefits	18,466	19,394	19,159
Insurance and claims	3,935	3,211	6,213
Depreciation	865	1,179	1,579
Amortization of intangibles	7,840	7,827	8,077
Goodwill and intangibles impairment	—	—	33,498
Other operating expenses	12,382	12,637	12,150

Total operating expenses	178,195	179,860	195,955

Operating (loss) income	12,098	10,101	(38,123)

Other expense (income):
Interest expense	11,344	12,730	14,003
Other income	(141)	(319)	(71)

Total other expense	11,203	12,411	13,932

Income (loss) before income taxes	895	(2,310)	(52,055)
Income tax provision (benefit)	815	(213)	(8,761)

Net income (loss)	$80	$(2,097)	$(43,294)

Reconciliation of Net Income to Net Income (Loss) Available to Common Stockholders
Net income (loss)	$80	$(2,097)	$(43,294)
Undeclared cumulative preferred dividends	(3,809)	(4,370)	(5,015)

Net loss available to common stockholders	$(3,729)	$(6,467)	$(48,309)

Per Share Amounts—Basic and Diluted:
Loss per share	$(1.22)	$(2.11)	$(15.55)

Weighted average shares outstanding	3,046,343	3,061,136	3,107,210

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Consolidated statements of cash flows

(Amounts in thousands)

	Year ended December 31
	2007	2008	2009

Operating activities
Net income (loss)	$80	$(2,097)	$(43,294)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	865	1,179	1,579
Amortization of intangibles	7,840	7,827	8,077
Amortization of deferred financing fees	807	1,936	841
Interest expense payable in kind	470	—	5,335
Goodwill and intangibles impairment charge	—	—	33,498
Stock-based compensation	736	828	429
Deferred taxes	(2,720)	(944)	(6,224)
Other	(137)	657	(210)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable—trade, net	1,445	2,714	(804)
Income taxes receivable	844	(1,693)	(1,898)
Other current assets	(698)	(2,685)	3,227
Other assets	(303)	(80)	(720)
Accounts payable	738	(2,680)	835
Accrued expenses	504	(266)	718
Other current liabilities	(99)	(289)	(217)

Net cash provided by operating activities	10,372	4,407	1,172

Investing activities
Additions to property and equipment	(1,634)	(2,301)	(953)
Proceeds from sale of equipment	239	427	175
Acquisitions	(6,348)	(4,764)	—

Net cash used in investing activities	(7,743)	(6,638)	(778)

Financing activities
Proceeds from issuance of stock	—	50	—
Redemption of stock option rights	350	—	—
Payment of financing fees	(150)	(659)	(1,521)
(Repayments) borrowings on line of credit, net	(7,262)	2,357	(1,857)
Payments on long-term debt	(5,939)	(3,988)	(8,900)
Proceeds from issuance of long-term debt	10,000	5,000	10,125

Net cash (used in) provided by financing activities	(3,001)	2,760	(2,153)

Net (decrease) increase in cash and cash equivalents	(372)	529	(1,759)
Cash and cash equivalents, beginning of year	2,041	1,669	2,198

Cash and cash equivalents, end of year	$1,669	$2,198	$439

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Consolidated statements of stockholders’ equity and comprehensive (loss) income

(Amounts in thousands, except share data)

	Common stock		Preferred stock		Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings (deficit)	Total stockholders’ equity
	Shares	Amount	Shares	Amount

Balance at January 1, 2007	3,046,343	$30	21,224	$21,385	$35,221	$258	$880	$57,774
Stock-based compensation	—	—	—	—	736	—	—	736
Redemption of stock option rights	—	—	—	—	350	—	—	350
Net income	—	—	—	—	—	—	80	80
Unrealized gain on cash flow hedge, net of tax of $379	—	—	—	—	—	(637)	—	(637)

Comprehensive loss								(557)

Balance at December 31, 2007	3,046,343	30	21,224	21,385	36,307	(379)	960	58,303
Stock-based compensation	—	—	—	—	828	—	—	828
Issuance of common stock	59,191	1	—	—	1,799	—	—	1,800
Net loss	—	—	—	—	—	—	(2,097)	(2,097)
Unrealized loss on cash flow hedge, net of tax of $37	—	—	—	—	—	(46)	—	(46)

Comprehensive loss								(2,143)

Balance at December 31, 2008	3,105,534	31	21,224	21,385	38,934	(425)	(1,137)	58,788
Stock-based compensation	—	—	—	—	429	—	—	429
Issuance of common stock	3,288	—	—	—	258	—	—	258
Net loss	—	—	—	—	—	—	(43,294)	(43,294)
Unrealized gain on cash flow hedge, net of tax of $155	—	—	—	—	—	255	—	255

Comprehensive loss								(43,039)

Balance at December 31, 2009	3,108,822	$31	21,224	$21,385	$39,621	$(170)	$(44,431)	$16,436

See accompanying notes.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements

(Amounts in thousands, except per share data)

For the years ended December 31, 2009, 2008 and 2007

1. Description of business

Panther Expedited Services, Inc. (“Panther” or the “Company”) is North America’s largest independent expedited transportation provider with an expanding platform in premium freight logistics. Panther has a non-asset based business model and obtains 100% of network capacity from owner operators, third party carriers, air and ocean freight forwarders and others. Panther’s customers include 3PL (third party logistics) providers, large automotive and industrial customers, life sciences, high value products, and the U.S. government.

The Company evaluated events subsequent to December 31, 2009 through the issuance of the financial statements on April 30, 2010, and has updated their evaluation of subsequent events through the filing date on August 6, 2010.

2. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Panther Expedited Services, Inc. and its subsidiaries, Panther II Transportation, Inc., Panther II, Inc., Integres Global Logistics, Inc. and Elite Transportation Services, LLC. All intercompany accounts and transactions have been eliminated.

The presentation of GAAP consolidated statements of operations and cash flows for the years ended December 31, 2009, 2008, and 2007 for Panther Expedited Services, Inc. include the results of Elite Transportation Services, LLC following its acquisition in October, 2008 and Elite Transportation Services, LLC following its acquisition in March 2007.

Use of estimates

Preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

The Company recognizes revenue upon completion of freight delivery.

Cash equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

Accounts receivable

Accounts receivable consists of amounts due to the Company from its customers for normal business activities and do not bear interest. The Company records an allowance for doubtful accounts equal to the estimated uncollectible accounts receivable. The Company’s estimate is based on historical collection experience and a review of the specific risks identified in the accounts receivable records. Accounts receivable are determined to be past due when payment has not been received in accordance with contracted terms. Amounts are charged against the reserve when, in management’s estimation, further collection efforts would not result in a reasonable likelihood of receipt. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required. Accounts receivable are presented in the Company’s consolidated balance sheets net of an allowance for doubtful accounts and other sales adjustments of $1,003 and $1,100 at December 31, 2008 and 2009, respectively.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets for book purposes and accelerated methods for tax reporting purposes. Depreciation expense for the years ended December 31, 2007, 2008 and 2009 totaled $865, $1,179 and $1,579, respectively. The estimated useful lives used in the depreciation computations are as follows:

Telecommunications equipment	10 years
Trailers	5 –10 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 –10 years
Leasehold improvements	10 years

Expenditures for maintenance and repairs are charged to expense as incurred and amounted to $697, $1,008 and $859 for the years ended December 31, 2007, 2008 and 2009, respectively.

The following is a summary of property and equipment, net at December 31, 2008 and 2009:

	2008	2009

Telecommunications equipment	$3,057	$3,777
Trailers	2,123	2,052
Computer equipment and software	1,824	2,155
Furniture and fixtures	1,077	843
Leasehold improvements	484	649
Construction in progress	700	25

	9,265	9,501
Less accumulated depreciation	3,011	3,999

	$6,254	$5,502

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

Deferred financing fees

Deferred financing fees are recorded at cost and amortized over the term of the respective debt agreements using the effective interest method. During 2008 and 2009, the Company amended its debt arrangements and recorded $659 and $1,521, respectively, of additional capitalized financing fees. In 2008, the Company wrote off unamortized deferred financing costs of $1,196 related to this facility. Amortization expense is included within interest expense within the Consolidated Statements of Operations. The following is a summary of deferred financing fees at December 31, 2008 and 2009:

	2008	2009

Deferred financing fees	$2,802	$4,323
Less accumulated amortization	1,041	1,882

	$1,761	$2,441

Interest rate swap agreements

The Company entered into interest rate swaps, designated as cash flow hedges, to convert a portion of the variable rate secured credit facility to a fixed interest rate, reducing the impact of interest rate fluctuation on future interest expense. These derivative financial instruments are measured at fair value using market quotes and are recognized as assets or liabilities in the Consolidated Balance Sheets. Gains or losses resulting from the change in the fair value of the derivative financial instrument are recognized in shareholders’ equity and reclassified to income in the same period when the gain or loss on the hedged item is included in income. The change in fair value of a derivative financial instrument that is not effective as a hedge is immediately recognized in income. The Company assesses the effectiveness of the hedging relationship at inception of the derivate and at each reporting period. In 2008, the Company determined that its cash flow hedges were no longer effective and that it no longer qualified for hedge accounting treatment.

Income taxes

The Company accounts for income taxes using the liability method which requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. This method also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company reviews the recoverability of any deferred tax assets recorded on the consolidated balance sheets and provides any necessary allowances. At December 31, 2008 and 2009, no allowances for deferred tax assets were recorded.

Effective January 1, 2009, the Company adopted the provisions for accounting for uncertainty in income taxes, which specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

sheet; and provides transition and interim-period guidance, among other provisions. The Company is subject to income tax examinations for U.S. incomes taxes and state income taxes from 2006 forward. The Company has no unrecognized tax benefit as of December 31, 2009, including no accrued amounts for interest and penalties. The Company’s policy will be to recognize interest and penalties related to income taxes as a component of general and administrative expense. There was no impact on the Company’s consolidated financial position, results of operations and cash flows as a result of adoption.

Goodwill and other intangible assets with indefinite lives

Goodwill represents the excess of the purchase price over the fair market value of the net assets of the acquired business. The Company reviews goodwill and other intangible assets with indefinite lives for impairment on an annual basis, or more frequently if events or circumstances indicate that the carrying amount of an asset may not be recoverable. The goodwill asset impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using both market information and discounted cash flow projections also referred to as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The impairment analysis with respect to indefinite lived assets includes comparing the estimated fair value of the indefinite lived asset to its carrying value. Where the fair value is less than its carrying value, the indefinite lived asset is considered impaired and written down to its estimated fair value. The Company conducted its impairment test as of June 30, 2009, which resulted in a non-cash goodwill impairment charge of $28,098 and a non-cash impairment charge related to other intangible assets with indefinite lives of $5,400. This charge is recorded under the caption “Goodwill and intangibles impairment” on the Consolidated Statements of Operations.

Long-lived intangible assets with amortizable lives

The Company amortizes long-lived assets using the straight-line method during a period ranging from 7 to 18 years. The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

of the asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment charge recognized is determined using the amount by which the carrying amount of the asset exceeds the fair value of the asset.

In connection with the impairment testing of its goodwill and other intangible assets with indefinite lives, the Company also tested its amortizable intangible assets for impairment as of December 31, 2009. There were no impairments as a result of this testing.

Self-insurance

The Company is self-insured for losses and liabilities related primarily to vehicle liability and general liability claims up to $750 per claim. The Company purchases additional commercial insurance as a risk mitigation strategy for claims in excess of $750. Ultimate losses are recorded based on estimates of the aggregate liability for claims incurred using insurance claim information and Company-specific experience.

The self-insurance liability includes estimated claims for which the ultimate losses will develop over a period of years. Accordingly, the estimates of ultimate losses may change as claims mature. The Company consulted with external consulting actuaries to assist in the estimation of the Company’s self-insurance liability at December 31, 2008 and 2009. The resulting estimates are reviewed on a monthly basis by management, and any adjustments arising from changes in estimates are reflected in the statement of income. The self-insurance liabilities are based on estimates and while management believes that the amounts recorded are adequate, the ultimate claims may be in excess of, or less than the amounts recorded.

During 2007, the Company began prepaying amounts to its insurance carrier based on estimated insurance claims using the Company’s claims history. As a result, the Company’s net liability of $1,624 and $2,021 at December 31, 2008 and 2009, respectively, is net of cash paid the insurance carrier of $1,751 and $1,798 at December 31, 2008 and 2009 respectively, and is recorded within Accrued Expenses within the Consolidated Balance Sheets.

Stock-based compensation

The Company accounts for stock-based compensation related to its 2005 Equity Incentive Plan in accordance with ASC 718 which requires share-based payments to be recognized in the financial statements based on a grant date fair-value based measurement. Consistent with ASC 718, awards are considered granted when all required approvals are obtained and when the participant begins to benefit from, or be adversely affected by, subsequent changes in the price of the underlying shares and, regarding awards containing performance conditions, when the Company and the participant reach a mutual understanding of the key terms of the performance conditions. Additionally, accruals for compensation costs for share-based awards with performance conditions are based on the probable outcome of such performance conditions. The Company computes the fair value of granted stock options using the Black-Scholes option pricing model. Compensation expense is recognized based on a pro rata share of the estimated stock

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

option fair value, which is based on certain assumptions made by management, including dividend yield, risk free interest rates, expected life of the stock option, estimated option forfeiture rates, and expected volatility of the Company’s common stock price.

Advances to owner operators

The Company advances funds to owner operators to pay for operational expenses, such as fuel, prior to the completion of the delivery. These advances are subsequently deducted from payments owed to them upon completion of services.

Concentration of credit risk

Concentration of credit risk in accounts receivable is limited due to the Company’s large number of customers. The Company does not require collateral from its customers.

The Company deposits its cash in commercial bank accounts. Balances in the accounts may, at times, exceed federally insured limits. To date, the Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash.

Supplemental disclosure of cash flow information

The following is a summary of net cash paid (received) during the years ended December 31, 2007, 2008 and 2009, for interest and income taxes. See Note 6 for further discussion regarding interest expense.

	2007	2008	2009

Interest	$10,585	$9,345	$8,097
Income taxes	2,284	2,830	(633)

Recently Issued Financial Accounting Standards

In 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification, which establishes a sole source of U.S. authoritative generally accepted accounting principles (GAAP). The Codification is meant to simplify user access to all authoritative accounting standards by reorganizing U.S. GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting standards. Pursuant to the provisions of the Codification, the Company has updated references to U.S. GAAP in these consolidated financial statements. The adoption of the Codification did not have an effect on our financial position, results of operations or cash flows.

In December 2007, the FASB revised the authoritative guidance for business combinations. The guidance, as prescribed by ASC 805, Business Combinations (ASC 805), changes how an entity accounts for the acquisition of a business. While ASC 805 retains the requirement to account for all business combinations using the acquisition method, the new guidance applies to a wider range of transactions or events and requires, in general, acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed and noncontrolling ownership interests held in

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

the acquiree, among other items. The revised guidance eliminates the cost-based purchase method previously allowed under U.S. GAAP. The revised guidance also introduced changes to certain provisions of the authoritative guidance related to income tax accounting. For acquisitions undertaken after the adoption of the revised guidance, the release of a valuation allowance related to pre-acquisition net operating losses are now being reported as a reduction to income tax expense. Similarly, adjustments to uncertain tax positions made after the acquisition date are now recorded in the statements of operations. The Company adopted ASC 805 on January 1, 2009. The adoption did not have an impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued authoritative guidance regarding fair value measurements and disclosure regarding measuring the fair value of assets and liabilities. The guidance applies to other accounting pronouncements that require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. In February 2008, the FASB deferred the effective date of this guidance for one year for nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

We assess the inputs used to measure fair value using a three-tier hierarchy. The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The use of observable and unobservable inputs is reflected in the hierarchy assessment disclosed in the table below.

The following table presents information about our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized by us to determine such fair value.

	Fair value at December 31, 2009	Quoted prices in active markets for identical instruments (level 1)	Quoted prices in active markets for similar instruments (level 2)	Significant unobservable inputs (level 3)

Goodwill	$53,398	$—	$—	$53,398
Interest rate swap	$954	$—	$954	$—

In accordance with the provisions of ASC 350 (formerly FAS 142, Goodwill and Other Intangibles), goodwill with a carrying amount of $81.5 million was written down to its implied fair value of $53.4 million, resulting in an impairment charge of $28.1 million, all of which was included in earnings for the period ended December 31, 2009. See Note 4, “Goodwill and Intangible Assets” for further detail.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, term loan and Senior Subordinated Notes approximate their respective fair values.

In March 2008, the FASB issued guidance regarding disclosures about derivative instruments and hedging activities. This guidance requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The company adopted this guidance for the year ended December 31, 2009.

The FASB issued subsequent events guidance, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. The guidance also indicates the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, as well as the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted this guidance effective for the year ending December 31, 2009. The adoption of this guidance had no impact on our financial statements as of December 31, 2009.

3. Acquisitions

In March 2007, the Company entered into a merger agreement with Integres Global Logistics, Inc. (IGL), a leading technology based air-freight forwarding company, for $7,130, including transaction costs resulting in the Company acquiring 100% of its outstanding stock. In 2008, the Company reduced IGL’s goodwill allocation by $1,677 due to recording deferred tax assets previously not recorded.

In October 2008, the Company purchased of Elite Transportation Services, LLC, for cash, notes payable and stock totaling $9,696, including transaction costs. In addition to the amounts paid for these assets, the Company also entered into certain agreements with the sellers that would require additional payments by the Company in 2010 should this operating unit meet specified financial goals in 2009. As of December 31, 2009, none of the specified goals were met.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

In 2009, the Company finalized its purchase accounting which resulted in an increase in ETS’s goodwill by $191 due to recording liabilities previously not recorded. The Company recognized goodwill in connection with the transactions as a result of projected cash flows and strategic industry position. The Company expects all of the assigned goodwill for Elite Transportation Services, LLC to be deductible for tax purposes. The following table presents the purchase price allocation to the assets acquired and liabilities assumed based upon their fair market values:

	Elite Transportation Services, LLC	Integres Global Logistics, Inc.

Cash and cash equivalents	$470	$782
Accounts receivable	1,817	2,025
Other current assets	—	252
Fixed assets	97	234
Deferred tax assets, net	—	3,201
Other assets	31	41
Intangible assets	5,997	—
Goodwill	3,807	3,426

Total assets acquired	12,219	9,961
Accounts payable and accrued liabilities	2,523	2,831

Net assets acquired	9,696	7,130
Less cash and cash equivalents acquired	470	782

Total consideration paid for transaction	$9,226	$6,348

4. Goodwill and intangible assets

The Company’s goodwill and intangible assets consist of the following at December 31, 2008 and 2009:

	2008
	Weighted- average amortization period (years)	Cost	Accumulated amortization	Net value

Goodwill	N/A	$86,378	$—	$86,378

Trade name	N/A	$14,400	$—	$14,400
Other	N/A	2,160	—	2,160

Subtotal—indefinite lived intangible assets		16,560	—	16,560
INTRANS software	7	38,900	19,913	18,987
Customer relationships	18	45,356	7,779	37,577

Subtotal—definite lived intangible assets		84,256	27,692	56,564

Total intangible assets	12.9	$100,816	$27,692	$73,124

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

	2009
	Weighted- average amortization period (years)	Cost	Accumulated amortization	Net value

Goodwill	N/A	$58,471	$—	$58,471

Trade name	N/A	$9,000	$—	$9,000
Other	N/A	2,160	—	2,160

Subtotal—indefinite lived intangible assets		11,160	—	11,160
INTRANS software	7	38,900	25,470	13,430
Customer relationships	18	45,356	10,299	35,057

Subtotal—definite lived intangible assets		84,256	35,769	48,487

Total intangible assets	12.9	$95,416	$35,769	$59,647

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was $7,840, $7,827 and $8,077, respectively. The Company expects to recognize annual amortization expense associated with the intangible assets over the next five years ending December 31, as follows:

Year ending December 31:
2010	$8,077
2011	8,077
2012	4,834
2013	2,520
2014	2,520

As of June 30, 2009, the Company determined that there were indicators of a goodwill impairment. These indicators included a significant decrease in operating results, a decrease in non-financial key performance indicators and other macroeconomic factors. As a result of the Company’s testing of its goodwill and other indefinite lived intangibles, impairment charges were recorded reducing the carrying value of the goodwill and trade name by $28,098 and $5,400, respectively. These charges are recorded under the caption “Goodwill and intangibles impairment” on the Consolidated Statements of Operations.

The following is a summary of the carrying amount of goodwill for the years ended December 31:

	2007	2008	2009

Balance, beginning of year	$79,336	$84,439	$86,378
Goodwill acquired—Integres Global Logistics, Inc.	5,103	(1,677)	—
Goodwill acquired—Elite Transportation Services, LLC	—	3,616	191
Goodwill impairment charge	—	—	(28,098)

Balance, end of year	$84,439	$86,378	$58,471

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

5. Debt and other financial instruments

In March and June 2009, the Company was not in compliance with financial covenant requirements under its senior secured credit facility relating to its Senior Leverage Ratio, its Fixed Charge Coverage Ratio and its Interest Coverage Ratio for the twelve-month periods ending March 31 and June 30, 2009. Subsequent to the covenant violations, the Company entered into a forbearance agreement with its lender through August 2009, at which time, the Company amended the terms of its credit agreements with its lenders. Financing fees of $1,521 were paid in connection with the forbearance agreements and amendments.

The senior credit facility is secured by substantially all of the Company’s assets and contains covenants restricting, among other things, the incurrence of additional indebtedness and the making of certain payments, including dividends. The Company must also fulfill financial covenants relative to capital expenditure limits, senior indebtedness, interest coverage and overall indebtedness, all of which were in compliance at December 31, 2009. Interest on the senior credit facility is payable monthly and accrues, at the Company’s option, at either a LIBOR based interest rate plus an applicable margin of 6.25%, or a Prime based interest rate plus an applicable margin of 5.0%, both subject to a 3% floor. The borrowing rate in effect at December 31, 2009 was 9.25%.

The significant changes to the senior secured credit facility due to the amendment were as follows:

•

The revolving credit facility was reduced from $20,000 to $5,000 until such time as the Senior Leverage Ratio recomputed as of the applicable date for the twelve-month period is less than 4.0 to 1.0. This facility is subject to a borrowing base equal to 85% of eligible accounts receivable, less any outstanding letter of credit balances.

•	The Senior Leverage Ratio, Fixed Charge Coverage Ratio and the Interest Coverage Ratio were suspended through December 31, 2009 and amended through December 2010.

•	Restrictions have been placed on payment of management fees (see Note 14) until such time as:

•	the Senior Leverage Ratio is less than 2.50 to 1.0 prior to December 31, 2010 and 3.0 to 1.0 thereafter.

•	the Fixed Charge Coverage Ratio is less than 1.10 to 1.0.

•

the Company has paid the Subordinated note holders 12% of the interest accruing on the Subordinated Notes from the interest period from January 1, 2009 through the date of the proposed payment of the management fees.

•

Restrictions have been placed on payment of the $3,000 note due to the sellers of ETS until such time as the Senior Leverage Ratio, recomputed for the most recent twelve month period is less than 2.5 to 1.0. The note, originally non-interest bearing through its due date of January 31, 2010, will begin to accrue interest at 9% per annum from its due date until such time as the Senior Leverage Ratio restriction is lifted and the note can be paid.

•	Interest rates charged under the senior secured credit facility were amended

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

In October 2008, as part of the $9,696 paid for the assets of ETS, the Company issued a note payable to the sellers for $3,000. This note was due on January 31, 2010 (the term was changed to December 31, 2011).

In January 2006, the Company entered into the Note Purchase Agreement under which it issued $25.1 million of 14.0% Senior Subordinated Notes due July 31, 2012. In 2009, the Company was not in compliance with the same covenants under this Note Purchase Agreement as under its senior credit facility. In conjunction with the debt amendment in 2009, the company amended its Note Purchase Agreement to obtain an additional $10,125 of additional financing from its current shareholders in the form of additional Senior Subordinated Notes. This additional financing was used to pay down the outstanding revolver balance at August 31, 2009 of $ 2,605 and $6,500 of the term loan. These subordinated notes are due on July 31, 2012 and incur interest at a rate of 17% per annum. The original Senior Subordinated Notes under this agreement were also amended to incur interest at 17%. The additional financing has 502,689 warrant shares attached which allow for the purchase of common stock at $.01 per share through 2019. Interest on all the Senior Subordinated Notes (the Notes) is payable through an increase to the principal amount of the Notes (Interest expense payable in kind) through December 31, 2010. After this date, the company has the option to either pay the interest in cash or through the increase in the principal of the Notes. As part of the amendment to the Note Purchase Agreement, the interest rate on these notes was increased to 17%, which will be added to the balance of the Notes.

The following is a summary of long-term debt at December 31:

	2008	2009

Senior secured credit facility, as amended, interest payable as described above. At December 31, 2009, all borrowings were under Prime based interest rates at 5% including the applicable margin. Principal payments are due on a quarterly basis beginning on December 31, 2010	$73,198	$64,298
17% Senior Subordinated Notes, interest payable as described above, due July 31, 2012	27,322	42,782
Note, non-interest bearing, due January 31, 2010	3,000	3,000

Total debt	103,520	110,080
Less current maturities of long-term debt	4,800	4,300

Total long-term debt	$98,720	$105,780

At December 31, 2008 and 2009, respectively, the Company also had $2,357 and $500 in revolving line of credit borrowings, substantially all of which were at Prime based rates of 7% and 9.25%, including the applicable margin. No amounts were outstanding under swing line loans at December 31, 2008 or 2009. Amounts available under the line of credit amounted to $16,141 and $4,500 at December 31, 2008 and 2009, respectively.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

Annual debt principal payments over next five years ending December 31, are as follows:

Year ending December 31:
2010	$4,300
2011	62,998
2012	42,782
2013	—
2014	—

$110,080

The principal payments of $62,998 due in 2011 are due in four quarterly installments of $15,750 beginning on March 31, 2011. It is management’s intention to refinance this debt before the first principal payment is due.

At December 31, 2009, the Company has a $1,900 letter of credit outstanding. The letter of credit is maintained to support the Company’s self-insurance liability. Any outstanding letter of credit amounts reduce availability of the Company’s revolving line of credit borrowing base.

6. Interest rate swap agreements

At December 31, 2009, the Company is party to an interest rate swap agreement, which is designated as a cash flow hedging instrument. At December 31, 2008 and 2009, the Company recorded a liability of $1,668 and $954, respectively, representing the fair value of the interest rate swap agreements, and is included in the caption “Other long-term liability” on the consolidated balance sheet. The following is a summary of the interest rate swap agreements outstanding at December 31, 2009 and 2008:

Effective date	Termination date	December 31, 2009 notional amount	Hedged interest rate	2009 Fair value	2008 Fair value

May 24, 2006	May 29, 2009	$937	5.1975%	$—	$(12)
August 30, 2005	August 30, 2010	30,000	4.5975%	(954)	(1,656)

During the year ended December 31, 2008, the Company changed to paying interest on its senior secured credit facility at the base rate. As a result, the interest rate on the senior secured credit facility no longer matched the interest rate of the related interest rate swaps. As a result, the Company discontinued cash flow hedge accounting and recorded $978 and $(297), respectively, in interest expense during the years ended December 31, 2008 and 2009. The $(297) recorded in interest expense in 2009 is comprised of $(714) representing the change in value of the swap from December 31, 2008 to December 31, 2009 and $417 from the amortization of the value which existed on the Consolidated Balance Sheets at the time the swap became ineffective. Assuming interest rates remain constant, the Company anticipates approximately $954 will be recognized in gains over the next 12 months.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

7. Stockholders’ equity

Common stock

In March 2008, Panther Expedited Services issued 1,644 additional shares of common stock for $50 in private placement to an officer of the Company.

In October 2008 and June 2009, Panther Expedited Services issued 57,546 and 3,288, respectively, additional shares of common stock to the sellers of Elite Transportation Services as partial consideration for the sale of these assets. These shares were valued at $1,750 and $100, respectively.

Preferred stock

The Cumulative Preferred Stock ranks senior in right of payment to all other classes or series of capital stock of the Company as to dividends upon liquidation, dissolution or winding up of the Company. The holders of the Cumulative Preferred Stock shall be entitled to receive, when, as and if dividends are declared by the Board of Directors, cumulative preferential dividends on each share of Cumulative Preferred Stock at a rate of 14% per year of the liquidation preference of $1000 on each share of stock once declared by the Board of Directors. Dividends on the Cumulative Preferred Stock shall accrue whether or not the Company has earnings or the dividends are declared. Dividends on preferred stock have not yet been accrued as they have not yet been declared by the Board of Directors. Holders of the Cumulative Preferred Stock will have no voting rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder will be entitled to payment of an amount equal to the Liquidation preference per share of the Cumulative Preferred Stock plus accrued and unpaid dividends before any distribution is made to the holders other securities including the common stock.

The following is a summary of cumulative preferred stock and related dividends in arrears at December 31, 2008 and 2009:

	2008
	Number of shares	Per share dividends	Total

	18,985	$613.09	$11,640
	2,239	$505.47	1,132

Balance, December 31, 2008	21,224		$12,772

	2009
	Number of shares	Per share dividends	Total

	18,985	$851.06	$16,157
	2,239	$727.57	1,629

Balance, December 31, 2009	21,224		$17,786

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

8. Loss per common share

The computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2007, 2008 and 2009, respectively, is as follows:

	2007	2008	2009

Net income (loss)	$80	$(2,097)	$(43,294)
Less undeclared cumulative preferred dividends	(3,809)	(4,370)	(5,015)

Net loss available to common stockholders	$(3,729)	$(6,467)	$(48,309)

Weighted average shares outstanding	3,046,343	3,061,136	3,107,210

Basic and diluted loss per common share	$(1.22)	$(2.11)	$(15.55)

Basic loss per common share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue shares of common stock were exercised or converted into shares of common stock. There was no difference in the amount of net loss available to common stockholders used in the computation of basic and diluted loss per share for the years ended December 31, 2007, 2008 and 2009. Potential shares of common stock issuable upon exercise of stock options and warrants are excluded from the computation of diluted loss per share at December 31, 2007, 2008 and 2009 as the effect of their assumed exercises would be anti-dilutive due to the net loss available to common stockholders for both periods. At December 31, 2007, 2008 and 2009, there were 438,005, 458,230, and 398,195 stock options outstanding, respectively.

9. Stock option plan

Through its 2005 Equity Incentive Plan, the Company offers Panther Expedited Services, Inc. common stock options to key management employees and nonemployee directors. The Company plan consists of common stock options that vest generally over five years (Time Vested Options) and common stock options that vest based on the Company’s financial performance in achieving certain goals (EBITDA Vested Options). All common stock options vest immediately upon a change in control, as defined in the Plan agreement.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

The following is a summary of the Company’s stock option plan for the years ended December 31, 2007, 2008 and 2009:

	2007		2008		2009
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price

Outstanding—beginning of year	452,373	$16.87	438,005	$18.09	458,230	$18.64
Granted	35,250	30.41	23,000	30.41	—	—
Exercised	(6,501)	13.28	—	—	—	—
Forfeited/expired	(43,117)	16.10	(2,775)	30.41	(60,045)	16.56
Outstanding—end of year	438,005	$18.09	458,230	$18.64	398,185	$18.95
Exercisable, at end of year	100,085	$18.79	147,814	$19.81	174,983	$21.04
Available for grant	99,566	$—	79,341	$—	139,386	$—
Weighted-average fair value per share of options granted during the year	—	$12.16	—	$12.16	—	$—
Total fair value of shares vested during the year	—	$445,277	—	$475,346	—	$—

	Shares	Weighted- average fair value at grant date

Unvested, January 1, 2009	310,416	$7.96
Vested during 2009	(44,716)	(10.24)
Forfeited during 2009	(42,499)	(7.63)
Granted during 2009	—	—

Unvested, December 31, 2009	223,201	$7.57

Common stock options outstanding at December 31, 2009:

Expected to vest			Vested
Shares	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Shares	Weighted- average remaining contractual life (years)	Weighted- average exercise price

129,046	5.52	$10.00	59,565	5.52	$10.00
39,310	6.10	23.02	57,288	6.10	23.02
54,845	7.26	30.41	58,130	7.26	30.41

There were no common stock options granted or exercised during the year ended December 31, 2009.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

Total compensation expense related to nonvested common stock options not yet recognized as of December 31, 2009, amounts to $628 and is expected to be recognized over the next two years.

The Company recognized $736, $828 and $429 in compensation expense during the years ended December 31, 2007, 2008 and 2009, respectively. Compensation expense, which is computed on the straight line basis, is included in the caption “Personnel and related benefits” in the Statements of Operations for the periods presented.

The fair value of the common stock options was estimated using the Black-Scholes option pricing model with the following assumptions for the years ended December 31:

	2007	2008	2009

Dividend yield
Weighted-average risk free interest rate	0%	0%	0%
Expected life	4.53%	4.53%	4.58%
Expected share price volatility	5 years	5 years	5 years
	37%	37%	42%

The Company based the expected volatility on public companies with similar characteristics of the Company. The risk free interest rate is based upon the U.S. Treasury yield curve appropriate for the term of the common stock options being valued.

10. Cash incentive plan / profit sharing plan

The Company instituted a Cash Incentive Plan (“CIP”) for certain members of management and directors in January 2010. CIP awards are in units which vest upon a liquidity event (generally a sale or public offering) or at the discretion of the board of directors. The CIP units are paid in cash upon sale of the Company or common stock upon a public offering event.

The Company maintains a defined contribution plan covering all full-time employees meeting specific age and service requirements. Company contributions are discretionary and determined annually by the Board of Directors. For the years ended December 31, 2007, 2008 and 2009 respectively, the Company recorded contributions of $231, $179 and $235.

11. Business segments

Management evaluates the Company as one reporting segment. As a premium freight logistics provider, it offers single-source ground, air and ocean shipping solutions for time-sensitive, high-value and service-critical freight, with on-demand pick up and delivery to and from anywhere in the world. Substantially all of the Company’s operations are located within the United States.

The Company’s sales and receivables are concentrated across six key vertical markets. Panther’s customers include: diversified manufacturing and chemical companies, automotive manufacturers

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

and their suppliers, consumer electronics companies and retailers, medical device and pharmaceutical companies, financial institutions and banks, government agencies and defense contractors, as well as third-party logistics providers.

Information concerning the Company’s net sales by its major markets are as follows for the periods indicated below:

	Years ended December 31
	2007	2008	2009

Automotive	$73,221	$50,741	$41,957
3rd party logistics	53,032	65,082	56,090
Manufacturing	40,177	39,763	27,433
Government	14,753	18,354	13,573
Life sciences	2,656	6,709	8,050
High value products	3,757	6,785	10,372
Other	2,697	2,527	357

Total	$190,293	$189,961	$157,832

12. Income taxes

The following is a summary of the provision (benefit) for income taxes for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009

Current:
Federal	$3,067	$407	$(2,505)
State	468	324	(32)

	3,535	731	(2,537)

Deferred:
Federal	(2,817)	(1,232)	(5,272)
State	97	288	(952)

	(2,720)	(944)	(6,224)

Income tax provision (benefit)	$815	$(213)	$(8,761)

The Company’s deferred state tax expense was negatively impacted in 2007 and 2008 by an increase in the Company’s weighted-average state tax rate. The increase was caused principally by changes in state tax apportionment resulting from the acquisition of IGL in 2007 and ETS in 2008.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax assets and liabilities at December 31, 2008 and 2009, are as follows:

	2008	2009

Current deferred tax assets (liabilities):
Allowance for doubtful accounts	$332	$371
Self-insurance liability	537	1,418
Interest rate swap agreement	—	370
Prepaids	(420)	(253)
Other	(91)	(62)

Net current deferred tax assets	$358	$1,844

Long-term deferred tax assets (liabilities):
Intangible assets	$(24,724)	$(20,302)
Depreciation	(1,226)	(962)
Interest payable in kind	—	231
Management fees	—	417
Interest rate swap agreements	627	—
Stock compensation	824	966
Deferred financing fees	375	(43)
Net operating losses	1,621	1,771
Other	239	240

Net long-term deferred tax liabilities	$(22,264)	$(17,682)

At December 31, 2009, the Company had Federal net operating loss carryforwards for tax reporting purposes of approximately $4,766, which expire in varying amounts through the year ended December 31, 2026.

The following is a tax rate reconciliation for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009

Tax expense at statutory rate of 34%	$304	$(785)	$(17,699)
State income taxes, net of federal benefit	373	404	(649)
Goodwill impairment	0	0	9,553
Other permanent differences	28	40	33
Other	110	128	1

Income tax provision (benefit)	$815	$(213)	$(8,761)

The Company has no unrecognized tax benefits as of January 1, 2009 or December 31, 2009 and has no accruals for interest and penalties.

Panther Expedited Services, Inc. and subsidiaries

Notes to consolidated financial statements (continued)

(Amounts in thousands, except per share data)

13. Commitments

The Company leases its offices and certain transportation equipment under operating leases, which expire at various dates through December 2014. For the years ended December 31, 2007, 2008 and 2009 amounts expensed under these leases totaled $1,300, $1,759 and $2,250, respectively.

At December 31, 2009, future minimum rental commitments for the next five years and thereafter are as follows:

Year ending December 31:
2010	$1,718
2011	1,547
2012	1,232
2013	910
2014	540
Thereafter	410

$6,357

14. Related-party transactions

The Company is party to a management agreement with Fenway Partners, an affiliate of its majority shareholder. Fenway Partners provides the Company with ongoing financial advisory and strategic planning services. For these services, Fenway Partners is entitled to receive a monthly fee of $125, plus expenses. Beginning in April, 2009, the Company was prohibited under the terms of its forbearance agreement and subsequent amendment to the senior credit facility to pay this fee until certain financial covenant thresholds are met (see Note 5). The Company incurred $1,500 for management fees to Fenway Partners for each of the years ended December 31, 2007, 2008 and 2009, of which $1,125 has not been paid and is accrued at December 31, 2009 under the caption “Accrued Expense” on the Consolidated Balance Sheets. The Company also paid $480 to Fenway Partners for additional consulting services and related expenses during the year ended December 31, 2008.

During the years ended December 31, 2007, 2008 and 2009, the Company contracted for information technology consulting services with an entity owned by an officer of the Company. The Company paid $310, $281 and $237 for these services during the years ended December 31, 2007, 2008 and 2009, respectively. The Company believes the transactions were recorded at fair value.

Until                     , 2010 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates, except the SEC registration fee and the FINRA filing fee. The registrant has agreed to pay these costs and expenses.

SEC registration fee	$7,130.00	(1)
FINRA filing fee	$10,500.00
Stock exchange listing fee	*
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	*

*	To be filed by amendment.

(1)	The registration fee that would otherwise be payable is completely offset against a fee previously paid to the SEC in advance of a previously filed Registration Statement.

Item 14. Indemnification of directors and officers.

The Delaware General Corporation Law or the DGCL, authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, our amended and restated certificate of incorporation also provides that we must indemnify our directors and officers to the maximum extent permitted by law but in no event to a lesser extent than currently permitted by Delaware law. We also are expressly required to advance certain expenses to our directors and officers. We also may carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. Our amended and restated certificate of incorporation provides that we are the indemnitor of first resort for any director or officer who is entitled to indemnification and advancement. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding; provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in the bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the Board of Directors.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we issued the following securities that were not registered under the Securities Act of 1933 or the Securities Act.

1.	On November 30, 2007, we issued 11,550 shares of common stock and 80.12 shares of cumulative preferred stock to Fast Cat Enterprises, LLC. These securities were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act.

2.	On March 24, 2008, we issued 1,644.20 shares of common stock to Andrew C. Clarke. These securities were issued without registration in reliance on the exemptions afforded by Section 4(2) of the Securities Act.

3.	On October 6, 2008, we granted 2,000 stock options to employees at an exercise price of $30.41 per share. On March 1, 2008, we granted 7,000 stock options to an employee at an exercise price of 30.41 per share. On July 14, 2008, we granted 14,000 stock options to an employee at an exercise price of $30.41 per share. These options were issued pursuant to our 2006 Stock Option Plan and without registration in reliance on the exemptions afforded by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder.

4.	On October 7, 2008, we issued 59,191.06 shares of common stock to the previous owners of Elite Transportation Services, LLC in connection with the acquisition thereof. On June 29, 2009, we issued 3,288.40 shares of common stock to the previous owners of Elite Transportation Services, LLC as earnout payments in connection with the acquisition of Elite Transportation Services, LLC. These securities were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act.

5.	On August 31, 2009, we obtained $10.1 million from certain “sponsor purchasers,” in the form of Additional Senior Subordinated Notes pursuant to our amended Note Purchase Agreement. On August 31, 2009, we also issued 502,689 warrants to the holders of the Additional Subordinated Notes. The warrants have an exercise price of $0.01 per share. These securities were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act. See “Certain relationships and related party transactions.”

6.	On January 7, 2010, we issued 799,000 units under the Panther Expedited Services, Inc. Cash Incentive Plan, or the CIP. Mike Clark’s CIP units were forfeited when he resigned in July 2010. On March 15, 2010, we issued 100,000 units to R. Louis Schneeberger under the CIP. In July 2010, we issued 25,500 CIP units to our outside directors. Upon a liquidity event, each holder of CIP units is entitled to receive cash payment; however, upon consummation of this offering, all outstanding CIP units will automatically convert to common stock, and such shares will be subject to certain resale restrictions as set forth in the CIP. These securities were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

1.1	*	Form of Underwriting Agreement.

2.1		Contribution and Share Purchase Agreement among Panther II Transportation, Inc., PTHR Holdings, Inc., Panther Acquisition, Inc. and certain stockholders, dated as of May 22, 2005.

3.1	*	Form of Fourth Amended and Restated Certificate of Incorporation of Panther Expedited Services, Inc.

3.2	*	Form of Amended and Restated Bylaws of Panther Expedited Services, Inc.

4.1		Form of Warrant to purchase shares of the registrant’s common stock at the price of $0.01 per share.

5.1*		Opinion of Scudder Law Firm, P.C., L.L.O.

10.1		$90,000,000 Credit Facility Amended and Restated Credit Agreement among Panther II Transportation, Inc., Antares Capital Corporation, GE Capital Markets, Inc. and the other financial institutions party thereto, dated as of January 11, 2006.

10.2		Consent, Waiver and First Amendment to Amended and Restated Credit Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc. and Antares Capital Corporation, dated as of July 21, 2006.

10.3		Second Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, inc., Panther II, Inc. and Antares Capital Corporation, dated as of February 28, 2007.

10.4	Consent and Third Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integ Merger, Inc. and Antares Capital Corporation, dated as of March 20, 2007.

10.5	Fourth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc. and Antares Capital Corporation, dated as of May 23, 2007.

10.6	Fifth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of November 29, 2007.

10.7	Consent and Sixth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of October 7, 2008.

10.8	Forbearance Agreement and Seventh Amendment to Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Key Transportation Services, inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of April 6, 2009.

10.9	First Amendment to Forbearance Agreement and Eighth Amendment to Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of June 29, 2009.

10.10	Waiver and Ninth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of August 31, 2009.

10.11	Master Reaffirmation Agreement executed in connection with the $90,000,000 Credit Facility by PTHR Holdings, Inc., Panther II Transportation, Inc., Panther II, Inc. and Antares Capital Corporation to reaffirm all obligations and agreements of such persons under all collateral documents originally executed in respect of $80,000,000 Credit Facility by and among Panther Acquisition, Inc., Panther II Transportation, Inc., Antares Capital Corporation, as a Lender and as Agent for All Lenders, dated as of January 11, 2006.

10.12	Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of January 11, 2006.
10.13	Consent, Waiver and First Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of July 21, 2006.

10.14	Second Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of March 14, 2007.

10.15	Consent and Third Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integ Merger, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of March 20, 2007.

10.16	Fourth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of May 23, 2007.

10.17	Fifth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of November 20, 2007.

10.18	Consent and Sixth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of October 7, 2008.

10.19	Forbearance Agreement and Seventh Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of April 6, 2009.

10.20	First Amendment to Forbearance Agreement and Eighth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of June 29, 2009.

10.21	Waiver and Ninth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of August 31, 2009.

10.22*	Employment Agreement by and between Andrew C. Clarke and Panther II Transportation, Inc.

10.23*	Employment Agreement by and between Edward R. Wadel and Panther Expedited Services, Inc.

10.24*	Employment Agreement by and between R. Louis Schneeberger and Panther Expedited Services, Inc.

10.25	Amended and Restated Stockholders Agreement among PTHR Holdings, Inc., Fenway Panther Holdings, LLC, Daniel K. Sokolowski and other stockholders party thereto, dated as of January 11, 2006.

10.26	2005 Equity Incentive Plan.

10.27	Standard Form of Option Certificate (prior to plan amendment).

10.28*	Standard Form of Option Certificate.

10.29*	2010 Omnibus Incentive Plan.

10.30	Cash Incentive Plan.

10.31	Amended and Restated Management Advisory Agreement, dated as of April 6, 2009.

21.1	Subsidiaries of Panther Expedited Services, Inc.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Scudder Law Firm, P.C., L.L.O. (included in Exhibit 5.1).

23.3	Consent of SJ Consulting Group, Inc.

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.

(b) Financial statement schedules.

None.

Item 17. Undertakings.

(1)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)	The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seville, State of Ohio, on August 5, 2010.

PANTHER EXPEDITED SERVICES, INC.

By:
Andrew C. Clarke, Principal Executive Officer, President, Chief Executive Officer and Director

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew C. Clarke and R. Louis Schneeberger, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Panther Expedited Services, Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933 (the “Securities Act”), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and anything necessary to be done to enable Panther Expedited Services, Inc. to comply with the provisions of the Securities Act and all the requirements of the SEC as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Andrew C. Clarke	Principal Executive Officer, President, Chief Executive Officer and Director	August 5, 2010

R. Louis Schneeberger	Principal Financial and Accounting Officer, Chief Financial Officer	August 5, 2010

Hans O. Allegaert	Director	August 5, 2010

John Q. Anderson	Director	August 5, 2010

Signature	Title	Date

Robert J. Clanin	Director	August 5, 2010

Raymond B. Greer	Director	August 5, 2010

Marc A. Kramer	Director	August 5, 2010

Peter D. Lamm	Director	August 5, 2010

Daniel K. Sokolowski	Director	August 5, 2010

Edward M. Straw	Director	August 5, 2010

Exhibit list

1.1*	Form of Underwriting Agreement.

2.1	Contribution and Share Purchase Agreement among Panther II Transportation, Inc., PTHR Holdings, Inc., Panther Acquisition, Inc. and certain stockholders, dated as of May 22, 2005.

3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of Panther Expedited Services, Inc.

3.2*	Form of Amended and Restated Bylaws of Panther Expedited Services, Inc.

4.1	Form of Warrant to purchase shares of the registrant’s common stock at the price of $0.01 per share.

5.1*	Opinion of Scudder Law Firm, P.C., L.L.O.

10.1	$90,000,000 Credit Facility Amended and Restated Credit Agreement among Panther II Transportation, Inc., Antares Capital Corporation, GE Capital Markets, Inc. and the other financial institutions party thereto, dated as of January 11, 2006.

10.2	Consent, Waiver and First Amendment to Amended and Restated Credit Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc. and Antares Capital Corporation, dated as of July 21, 2006.

10.3	Second Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, inc., Panther II, Inc. and Antares Capital Corporation, dated as of February 28, 2007.

10.4	Consent and Third Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integ Merger, Inc. and Antares Capital Corporation, dated as of March 20, 2007.

10.5	Fourth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc. and Antares Capital Corporation, dated as of May 23, 2007.

10.6	Fifth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of November 29, 2007.

10.7	Consent and Sixth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of October 7, 2008.

10.8	Forbearance Agreement and Seventh Amendment to Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Key Transportation Services, inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of April 6, 2009.

10.9	First Amendment to Forbearance Agreement and Eighth Amendment to Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of June 29, 2009.

10.10	Waiver and Ninth Amendment to Amended and Restated Credit Agreement by and among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Key Transportation Services, Inc., Integres Global Logistics, Inc. and Antares Capital Corporation, dated as of August 31, 2009.

10.11	Master Reaffirmation Agreement executed in connection with the $90,000,000 Credit Facility by PTHR Holdings, Inc., Panther II Transportation, Inc., Panther II, Inc. and Antares Capital Corporation to reaffirm all obligations and agreements of such persons under all collateral documents originally executed in respect of $80,000,000 Credit Facility by and among Panther Acquisition, Inc., Panther II Transportation, Inc., Antares Capital Corporation, as a Lender and as Agent for All Lenders, dated as of January 11, 2006.

10.12	Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of January 11, 2006.

10.13	Consent, Waiver and First Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of July 21, 2006.

10.14	Second Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of March 14, 2007.

10.15	Consent and Third Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integ Merger, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of March 20, 2007.

10.16	Fourth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of May 23, 2007.

10.17	Fifth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of November 20, 2007.

10.18	Consent and Sixth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of October 7, 2008.

10.19	Forbearance Agreement and Seventh Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of April 6, 2009.

10.20	First Amendment to Forbearance Agreement and Eighth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of June 29, 2009.

10.21	Waiver and Ninth Amendment to Note Purchase Agreement among Panther II Transportation, Inc., Panther Expedited Services, Inc., Panther II, Inc., Elite Transportation Services, LLC, Integres Global Logistics, Inc., Key Transportation Services, Inc., York Street Mezzanine Partners L.P., York Street Mezzanine Partners II, L.P., Cuna Mutual Life Insurance Company, Members Life Insurance Company, Cuna Mutual Insurance Society, Cumis Insurance Society, Inc. and such other persons who from time to time become party thereto, dated as of August 31, 2009.

10.22*	Employment Agreement by and between Andrew C. Clarke and Panther II Transportation, Inc.

10.23*	Employment Agreement by and between Edward R. Wadel and Panther Expedited Services, Inc.

10.24*	Employment Agreement by and between R. Louis Schneeberger and Panther Expedited Services, Inc.

10.25	Amended and Restated Stockholders Agreement among PTHR Holdings, Inc., Fenway Panther Holdings, LLC, Daniel K. Sokolowski and other stockholders party thereto, dated as of January 11, 2006.

10.26	2005 Equity Incentive Plan.

10.27	Standard Form of Option Certificate (prior to plan amendment).

10.28*	Standard Form of Option Certificate.

10.29*	2010 Omnibus Incentive Plan.

10.30	Cash Incentive Plan.

10.31	Amended and Restated Management Advisory Agreement, dated as of April 6, 2009.

21.1	Subsidiaries of Panther Expedited Services, Inc.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Scudder Law Firm, P.C., L.L.O. (included in Exhibit 5.1).

23.3	Consent of SJ Consulting Group, Inc.

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment.